SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

12 AUGUST 2011

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-167844; 333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the half-year ended 30 June 2011, and is being incorporated by reference into the Registration Statement with File Nos. 333-167844 and 333-167844-01.

As discussed in note 59 on page F-124 of the audited consolidated financial statements included in the Group’s Annual Report on Form 20-F and in note 22 on page 115 of this Form 6-K, the Group made a provision of £3,200 million in the year ended 31 December 2010 in connection with the sale of payment protection insurance.  This provision was made following a UK High Court judgment handed down before the Group’s Form 20-F was filed but after the approval and publication of the Group’s UK annual report and accounts.  In accordance with IAS 10, the provision was recorded in the Group’s 2010 income statement included in the Form 20-F, whereas it has been recorded in the Group’s 2011 first half results for UK reporting purposes.

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the half-year ended 30 June 2011.
Statutory basis
Statutory results are set out on pages 88 to 135 and discussed on pages 2 to 4.  However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results.  As a result, comparison on a statutory basis of the 2011 interim results with 2010 is of reduced benefit.

Combined businesses basis
In order to provide more meaningful and relevant comparatives, the results of the Group are also presented on a 'combined businesses' basis.  The key principles adopted in the preparation of the combined businesses basis of reporting are described below.

•
In order to reflect the impact of the acquisition of HBOS, the amortisation of purchased intangible assets has been excluded; and the unwind of acquisition-related fair value adjustments is shown as one line in the combined businesses income statement.

•	In order to better present the business performance the following items, not related to acquisition accounting, have also been excluded:
	– integration costs; – volatility arising in insurance businesses; – curtailment gains and losses in respect of the Group’s defined benefit pension schemes; – customer goodwill payments provision;	– payment protection insurance provision; – sale costs in respect of the EU mandated retail business disposal; and – loss on disposal of businesses.
Unless otherwise stated income statement commentaries throughout this document compare the half-year to 30 June 2011 to the half-year to 30 June 2010, and the balance sheet analysis compares the Group balance sheet as at 30 June 2011 to the Group balance sheet as at 31 December 2010.

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group’s management’s beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group’s actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group’s liquidity needs; changes to the Group’s credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets; changing demographic and market related trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group’s EU state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

LLOYDS BANKING GROUP PLC

SUMMARY OF RESULTS (UNAUDITED)

	Half-year to 30 June 2011		Half-year to 30 June 2010		Change since 30 June 2010	Half-year to 31 Dec 2010
Results	£m		£m		%	£m

Statutory (IFRS)
Total income, net of insurance claims	10,854		12,591		(14)	12,365
Total operating expenses	(6,428)		(5,811)		(11)	(10,659)
Trading surplus	4,426		6,780		(35)	1,706
Impairment	(4,491)		(5,423)		17	(5,529)
(Loss) profit before tax	(51)		1,296			(4,215)
Profit (loss) attributable to equity shareholders	31		596			(3,252)
Earnings (loss) per share	0.0	p	0.9	p		(4.8	)p

Combined businesses basis (note 1, page 43)
Total income, net of insurance claims	10,178		12,481		(18)	10,963
Operating expenses1	(5,332)		(5,435)		2	(5,493)
Trading surplus	4,846		6,896		(30)	5,470
Impairment	(5,422)		(6,554)		17	(6,627)
Profit before tax	1,104		1,603		(31)	609

1	Excluding impairment of tangible fixed assets of £150 million in the half-year to 30 June 2010.

Capital and balance sheet	As at 30 June 2011	As at 31 Dec 2010	Change since 31 Dec 2010%

Statutory (IFRS)
Loans and advances to customers1	£587.8bn	£592.6bn	(1)
Customer deposits2	£399.9bn	£393.6bn	2
Loan to deposit ratio3	144%	154%
Risk-weighted assets	£383.3bn	£406.4bn	(6)
Core tier 1 capital ratio	10.1%	9.6%

1	Includes reverse repos of £19.7 billion (31 December 2010: £3.1 billion).
2	Includes repos of £5.0 billion (31 December 2010: £11.1 billion).
3	Excludes repos of £5.0 billion (31 December 2010: £11.1 billion) and reverse repos of £19.7 billion (31 December 2010: £3.1 billion).

LLOYDS BANKING GROUP PLC

STATUTORY INFORMATION (IFRS)

GROUP PERFORMANCE (UNAUDITED)
(STATUTORY BASIS – IFRS)

	Half-year to 30 June 2011	Half-year to 30 June 2010	Half-year to 31 Dec 2010
	£ million	£ million	£ million

Interest and similar income	13,437	14,661	14,679
Interest and similar expense	(7,448)	(7,623)	(9,171)
Net interest income	5,989	7,038	5,508
Fee and commission income	2,153	2,219	2,196
Fee and commission expense	(690)	(812)	(870)
Net fee and commission income	1,463	1,407	1,326
Net trading income	3,118	1,245	14,479
Insurance premium income	4,125	4,300	3,848
Other operating income	1,508	1,790	2,526
Other income	10,214	8,742	22,179
Total income	16,203	15,780	27,687
Insurance claims	(5,349)	(3,189)	(15,322)
Total income, net of insurance claims	10,854	12,591	12,365
Payment protection insurance provision	–	–	(3,200)
Other operating expenses	(6,428)	(5,811)	(7,459)
Total operating expenses	(6,428)	(5,811)	(10,659)
Trading surplus	4,426	6,780	1,706
Impairment	(4,491)	(5,423)	(5,529)
Share of results of joint ventures and associates	14	(61)	(27)
Loss on disposal of businesses	–	–	(365)
(Loss) profit before tax	(51)	1,296	(4,215)
Taxation	109	(630)	955
Profit (loss) for the period	58	666	(3,260)

Review of results
The consolidated income statement shows a loss before tax of £51 million for the half-year to 30 June 2011.  This compares to a profit before tax of £1,296 million for the half-year to 30 June 2010; however, the results for the half-year to 30 June 2010 included a pension curtailment credit in relation to the Group’s defined benefit pension schemes of £1,019 million and liability management gains of £423 million which were not repeated in the half-year to 30 June 2011.  The Group reported a loss before tax of £4,215 million in the half-year to 31 December 2010 as a result of the payment protection insurance provision of £3,200 million, the customer goodwill payments provision of £500 million and a loss on disposal of businesses of £365 million.

Net interest income decreased by £1,049 million, or 15 per cent, from £7,038 million to £5,989 million in the half-year to 30 June 2011, reflecting lower interest-earning asset balances across loans and receivables together with a reduced net interest margin as a result of continued high wholesale funding costs, a competitive deposit market and the effect of refinancing a significant amount of government and central bank facilities.  In addition, net interest income was reduced by a £388 million increase in the amount payable to unit holders in those Open-Ended Investment Companies included in the consolidated results of the Group.

LLOYDS BANKING GROUP PLC

Review of results (continued)

Other income increased by £1,472 million, or 17 per cent, to £10,214 million in the half-year to 30 June 2011 compared to £8,742 million, due to higher levels of net trading income arising from increases in the value of assets held to support insurance and investment contracts (although this is largely matched by an increase in the related claims expense), partly offset by a £428 million adverse movement in the mark-to-market adjustment arising from the equity conversion feature of the Group’s enhanced capital notes and the non-recurrence of the £423 million of gains on liability management transactions which arose in the half-year to 30 June 2010.

Overall total income increased by £423 million, or 3 per cent, from £15,780 million in the half-year to 30 June 2010 to £16,203 million in the half-year to 30 June 2011.

Insurance claims increased by £2,160 million, or 68 per cent, to £5,349 million in the half-year to 30 June 2011 compared to £3,189 million in the half-year to 30 June 2010, reflecting the increase in liabilities to policyholders as a result of gains on policyholder investments in the long-term insurance business.

Operating expenses increased by £617 million, or 11 per cent, to £6,428 million in the half-year to 30 June 2011 compared to £5,811 million in the half-year to 30 June 2010.  Adjusting for the £1,019 million pension curtailment gain in 2010 which was not repeated in 2011, costs were £402 million lower.  The Group continues to benefit from cost synergies as a result of the on-going integration of the Lloyds TSB and HBOS businesses.  Staff costs excluding the curtailment gain were £140 million lower, in part due to the closure of the Group’s operations in Ireland; depreciation and amortisation was £116 million lower, following a reduction in operating lease assets; and there was a £137 million reduction in the charge for the impairment of tangible fixed assets.

Impairment losses decreased by £932 million, or 17 per cent, from £5,423 million in the half-year to 30 June 2010 to £4,491 million in the half-year to 30 June 2011, reflecting improved credit quality experience in both Retail and Wholesale, partly offset by increased impairments in Ireland and Australia.  The improvement in Retail was driven by the unsecured portfolio and reflects risk management initiatives, improved business quality and a stabilising economy.  The improvement in Wholesale reflected lower impairments in the former HBOS corporate real estate and real estate-related portfolios, the stabilising UK and US economies in 2010 and the continuing low interest rate environment in 2011.  The increased charges in Ireland reflect the fact that the Group has allowed for a greater than previously anticipated fall in commercial real estate prices.  In Australasia, although economic performance has been robust overall, the Group's portfolio has significant geographical and sector concentrations and these assets continue to be a concern.

The taxation credit of £109 million on a loss before tax of £51 million reflects adjustments in respect of policyholder interests and the benefit of deferred tax assets not previously recognised, in respect of tax losses, more than offsetting the charge arising from the reduction of the Group’s deferred tax asset as a consequence of the decrease in the main rate of UK corporation tax to 26 per cent.

Total assets have decreased by £13,487 million, or 1 per cent, from £992,438 million at 31 December 2010 to £978,951 million at 30 June 2011 reflecting the Group’s balance sheet reduction plans.  However, in the Merlin agreement with the UK Government, the Group and four other major UK banks announced in February the intention to enhance support for the UK economic recovery by delivering increased gross business lending in 2011 compared to 2010.  The Merlin banks further agreed to provide the capacity to support additional gross new lending of up to £190 billion to creditworthy UK businesses, including £76 billion for SMEs, if sufficient demand emerges.  Based on performance in the first half of 2011, the Group is on track to deliver its full year contribution to the Merlin lending agreement, subject to sufficient demand for finance being maintained in the current economic climate.  The Group actively looks at all opportunities to support UK businesses and continues to innovate in the market to meet its customers’ needs.

Customer deposits increased by £6,286 million, or 2 per cent, from £393,633 million at 31 December 2010 to £399,919 million at 30 June 2011 as a result of deposit-raising initiatives, including continued strong deposit inflows in the Group’s Wealth and International online deposit business.

LLOYDS BANKING GROUP PLC

Review of results (continued)

Shareholders’ equity increased by £1,184 million, or 3 per cent, to £44,909 million at 30 June 2011 compared to £43,725 million at 31 December 2010 mainly as a result of increases in the available-for-sale and cash flow hedging reserves.  The Group’s total capital ratio was 15.0 per cent (31 December 2010: 14.5 per cent) with a tier 1 capital ratio of 11.6 per cent (31 December 2010: 11.0 per cent) and a core tier 1 capital ratio of 10.1 per cent (31 December 2010: 9.6 per cent); the Group’s capital base was little changed over the half-year and the improved capital ratios are mainly due to decreases in risk-weighted assets.

LLOYDS BANKING GROUP PLC

SEGMENTAL ANALYSIS OF PROFIT BEFORE TAX BY DIVISION (UNAUDITED)
(COMBINED BUSINESSES BASIS)

	Half-year to 30 June 2011	Half-year to 30 June 2010	Half-year to 31 Dec 2010
	£ million	£ million	£ million

Retail	2,200	2,495	2,221

Wholesale1	1,429	585	2,333

Commercial1	262	157	182

Wealth and International	(2,080)	(1,609)	(3,215)

Insurance	543	469	633

Group Operations and Central items:
Group Operations	(62)	(56)	(7)
Central items	(1,188)	(438)	(1,538)
	(1,250)	(494)	(1,545)
Profit before tax	1,104	1,603	609

1
Given the importance of the Group’s role in the UK’s economic recovery through actively supporting SME lending, the Group is now reporting Commercial separately.  Commercial comprises the Group’s SME business and was previously part of Wholesale.  Comparatives have been restated accordingly.

The basis of preparation of the Group’s segmental results is set out in note 1 on page 43.

The Group Executive Committee (GEC), which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess the performance and allocate resources; this reporting is on a combined businesses basis, which the GEC believes best represents the underlying performance of the Group.  These combined businesses segmental results for the periods shown above are therefore presented in compliance with IFRS 8 Operating Segments.  However, the aggregate total of the combined businesses segmental results constitutes a non-GAAP measure as defined in the United States Securities and Exchange Commission’s Regulation G and a reconciliation of the aggregated total to the statutory consolidated IFRS income statement is therefore provided in note 1 on page 44.

To enable meaningful comparisons to be made with prior periods, the income statement commentaries in the following pages are on a combined businesses basis (see ‘basis of preparation’).  Certain commentaries also exclude the unwind of fair value adjustments.

Management uses the aggregated total of the combined businesses segmental results, a non-GAAP measure, as a measure of performance and believes that it provides important information for investors because it is a comparable representation of the Group’s performance.  Profit before tax is the comparable GAAP measure to profit before tax on a combined businesses basis; a reconciliation of the Group’s statutory consolidated IFRS income statement to its combined businesses income statement is shown in note 1 on page 44.  Readers should be aware that the combined businesses basis excludes certain items, as indicated in the tables in note 1, reflected in the Group’s statutory consolidated IFRS results.

LLOYDS BANKING GROUP PLC

RECONCILIATION OF COMBINED BUSINESSES PROFIT BEFORE TAX TO
STATUTORY (IFRS) (LOSS) PROFIT BEFORE TAX FOR THE HALF-YEAR (UNAUDITED)

	Half-year to 30 June 2011	Half-year to 30 June 2010	Half-year to 31 Dec 2010
	£ million	£ million	£ million

Profit before tax – combined businesses	1,104	1,603	609
Integration costs	(642)	(804)	(849)
Volatility arising in insurance businesses (note 5, page 49)	(177)	(199)	505
Amortisation of purchased intangibles	(289)	(323)	(306)
Customer goodwill payments provision	–	–	(500)
Pension curtailment gain (loss) (note 4, page 103)	–	1,019	(109)
Payment protection insurance provision (note 22, page 115)	–	–	(3,200)
EU mandated retail business disposal costs	(47)	–	–
Loss on disposal of businesses	–	–	(365)
(Loss) profit before tax – statutory	(51)	1,296	(4,215)

LLOYDS BANKING GROUP PLC

SEGMENTAL ANALYSIS BY DIVISION (UNAUDITED)
(COMBINED BUSINESSES BASIS)

	Retail	Wholesale	Commercial	Wealth and Int’l	Insurance	Group Operations and Central items	Group
Half-year to 30 June 2011	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,163	1,401	649	509	(142)	(202)	6,378
Other income	884	1,337	218	631	1,319	(391)	3,998
Total income	5,047	2,738	867	1,140	1,177	(593)	10,376
Insurance claims	–	–	–	–	(198)	–	(198)
Total income, net of insurance claims	5,047	2,738	867	1,140	979	(593)	10,178
Operating expenses	(2,221)	(1,312)	(471)	(792)	(415)	(121)	(5,332)
Trading surplus	2,826	1,426	396	348	564	(714)	4,846
Impairment	(1,173)	(1,557)	(160)	(2,532)	–	–	(5,422)
Share of results of joint ventures and associates	3	9	–	–	–	–	12
Profit (loss) before tax and fair value unwind	1,656	(122)	236	(2,184)	564	(714)	(564)
Fair value unwind1	544	1,551	26	104	(21)	(536)	1,668
Profit (loss) before tax	2,200	1,429	262	(2,080)	543	(1,250)	1,104

Banking net interest margin2	2.26%	1.64%	4.35%	1.47%			2.07%
Cost:income ratio3	44.0%	47.9%	54.3%	69.5%	42.4%		52.4%
Impairment as a % of average advances (annualised)4	0.65%	2.02%	1.07%	7.89%			1.77%

Key balance sheet and other items
As at 30 June 2011	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers	357.8	149.8	28.7	51.1		0.4	587.8
Customer deposits	242.3	85.0	32.7	38.9		1.0	399.9
Risk-weighted assets	109.6	176.6	26.8	56.4		13.9	383.3

1
The net credit in the first half of 2011 of £1,668 million is mainly attributable to a reduction in the impairment charge of £931 million as losses reflected in the acquisition balance sheet valuations of the lending and securities portfolios have been incurred.

2	The calculation basis for banking net interest margins is set out in note 2 on page 46.
3	Operating expenses divided by total income net of insurance claims.
4	Impairment on loans and advances to customers divided by average loans and advances to customers, excluding reverse repurchase transactions, gross of allowance for impairment losses.

LLOYDS BANKING GROUP PLC

SEGMENTAL ANALYSIS BY DIVISION (UNAUDITED) (continued)
(COMBINED BUSINESSES BASIS)

	Retail	Wholesale	Commercial	Wealth and Int’l	Insurance	Group Operations and Central items	Group
Half-year to 30 June 2010	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,636	1,576	571	596	(136)	(332)	6,911
Other income	836	1,988	227	605	1,320	855	5,831
Total income	5,472	3,564	798	1,201	1,184	523	12,742
Insurance claims	–	–	–	–	(261)	–	(261)
Total income, net of insurance claims	5,472	3,564	798	1,201	923	523	12,481
Costs:
Operating expenses	(2,233)	(1,401)	(481)	(744)	(423)	(153)	(5,435)
Impairment of tangible fixed assets	–	(150)	–	–	–	–	(150)
	(2,233)	(1,551)	(481)	(744)	(423)	(153)	(5,585)
Trading surplus	3,239	2,013	317	457	500	370	6,896
Impairment	(1,335)	(2,801)	(190)	(2,228)	–	–	(6,554)
Share of results of joint ventures and associates	8	(60)	–	(2)	(10)	2	(62)
Profit (loss) before tax and fair value unwind	1,912	(848)	127	(1,773)	490	372	280
Fair value unwind	583	1,433	30	164	(21)	(866)	1,323
Profit (loss) before tax	2,495	585	157	(1,609)	469	(494)	1,603

Banking net interest margin	2.44%	1.51%	3.82%	1.65%			2.08%
Cost:income ratio	40.8%	39.3%	60.3%	61.9%	45.8%		43.5%
Impairment as a % of average advances (annualised)	0.72%	3.11%	1.28%	6.56%			2.01%

Key balance sheet and other items
As at 30 June 2010	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers	368.0	155.9	28.7	57.6		1.9	612.1
Customer deposits	230.7	128.4	30.8	30.3		0.2	420.4
Risk-weighted assets	106.8	251.5	29.2	59.3		16.4	463.2

LLOYDS BANKING GROUP PLC

SEGMENTAL ANALYSIS BY DIVISION (UNAUDITED) (continued)
(COMBINED BUSINESSES BASIS)

	Retail	Wholesale	Commercial	Wealth and Int’l	Insurance	Group Operations and Central items	Group
Half-year to 31 Dec 2010	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,742	1,675	604	580	(127)	(563)	6,911
Other income	771	1,691	230	555	1,494	(408)	4,333
Total income	5,513	3,366	834	1,135	1,367	(971)	11,244
Insurance claims	–	–	–	–	(281)	–	(281)
Total income, net of insurance claims	5,513	3,366	834	1,135	1,086	(971)	10,963
Operating expenses	(2,411)	(1,351)	(511)	(792)	(431)	3	(5,493)
Trading surplus	3,102	2,015	323	343	655	(968)	5,470
Impairment	(1,412)	(1,263)	(192)	(3,760)	–	–	(6,627)
Share of results of joint ventures and associates	9	(35)	–	(6)	–	3	(29)
Profit (loss) before tax and fair value unwind	1,699	717	131	(3,423)	655	(965)	(1,186)
Fair value unwind	522	1,616	51	208	(22)	(580)	1,795
Profit (loss) before tax	2,221	2,333	182	(3,215)	633	(1,545)	609

Banking net interest margin	2.49%	1.54%	3.93%	1.61%			2.12%
Cost:income ratio	43.7%	40.1%	61.3%	69.8%	39.7%		50.1%
Impairment as a % of average advances (annualised)	0.76%	1.31%	1.19%	11.29%			2.02%

Key balance sheet and other items
As at 31 December 2010	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers	363.7	144.6	28.6	55.3		0.4	592.6
Customer deposits	235.6	93.0	31.3	32.8		0.9	393.6
Risk-weighted assets	109.3	196.1	26.6	58.7		15.7	406.4

LLOYDS BANKING GROUP PLC

GROUP PERFORMANCE (UNAUDITED)
(COMBINED BUSINESSES BASIS)

The discussion below is on a combined businesses basis (see basis of preparation).

Profit before tax on a combined businesses basis was £499 million, or 31 per cent, lower at £1,104 million in the half-year to 30 June 2011 compared to £1,603 million in the half-year to 30 June 2010.  This reflected the absence in 2011 of £423 million of gains from liability management exercises which had benefited the first half of 2010, and £236 million of mark-to-market losses arising from the equity conversion feature of the Group’s Enhanced Capital Notes in the first half of 2011, compared to gains of £192 million in the first half of 2010.

Net interest income was £533 million, or 8 per cent, lower at £6,378 million in the half-year to 30 June 2011 compared to £6,911 million in the half-year to 30 June 2010, as a result of a reduction in interest-earning assets as the Group’s targeted balance sheet reduction takes effect as well as subdued lending demand and continued customer deleveraging, continued high wholesale funding costs, a competitive deposit market and the effect of refinancing a significant amount of government and central bank facilities.

Other income was £1,833 million, or 31 per cent, lower at £3,998 million in the half-year to 30 June 2011 compared to £5,831 million in the half-year to 30 June 2010.  However, other income in the half-year to 30 June 2011 included losses on sale of treasury assets, as part of the Group’s targeted balance sheet reduction (although there is little impact on profit before tax, since these losses were largely offset by an accelerated fair value unwind) and £236 million of mark-to-market losses arising from the equity conversion feature of the Group’s Enhanced Capital Notes; whereas there were mark-to-market gains on the equity conversion feature of £192 million in the half-year to 30 June 2010 as well as gains of £423 million from liability management exercises, which were not repeated in 2011.

Insurance claims were £63 million, or 24 per cent, lower at £198 million in the half-year to 30 June 2011 compared to £261 million in the half-year to 30 June 2010 mainly reflecting lower unemployment claims combined with favourable experiene on the home book as the freeze events in January 2011 were less severe than those of January 2010.

Costs were £253 million, or 5 per cent, lower at £5,332 million in the half-year to 30 June 2011 compared to £5,585 million in the half-year to 30 June 2010.  This reduction reflects the absence in the half-year to 30 June 2011 of the £150 million charge in relation to impairment of tangible fixed assets incurred in 2010, together with further integration-related savings and lower levels of operating lease depreciation in Wholesale, partially offset by increased employers’ National Insurance contributions, and higher sales tax, inflation and other costs

The impairment charge was £1,132 million, or 17 per cent, lower at £5,422 million in the half-year to 30 June 2011 compared to £6,554 million in the half-year to 30 June 2010, with higher charges in Ireland and Australasia more than offset by improvements elsewhere in the Group, particularly the substantial fall in the Wholesale division’s impairment charge compared to the first half of 2010.

Retail’s impairment charge reduced by 12 per cent, driven by the unsecured portfolio, supported by prudent risk management, improved business quality, and a stabilising economy.

The Wholesale impairment charge reduced from £2,801 million in the first half of 2010 to £1,557 million in the first half of 2011.  The decrease in this period has continued to be primarily driven by lower impairment from the HBOS heritage corporate real estate and real estate related asset portfolios, together with the stabilising UK and US economic environment in 2010 and so far in 2011 a low interest rate environment helping to maintain defaults at a relatively lower level.  This was partly offset by increased impairment on leveraged acquisition finance exposures.

LLOYDS BANKING GROUP PLC

The Commercial impairment charge reduced from £190 million in the first half of 2010 to £160 million in the first half of 2011, due to an increase in the overall quality of the portfolio and the stabilisation of the UK economy.

In Wealth and International, impairment charges totalled £2,532 million, an increase of 14 per cent from £2,228 million in the first half of 2010.  This was predominantly as a result of our Irish portfolio where the Group has allowed for further falls in commercial real estate prices, as well as weakness in the Australasian portfolio, where the Group has significant geographical and sector concentrations; the Group also took a charge of £70 million in the first half of 2011 as a result of losses arising from the earthquake in New Zealand.

The share of results of joint ventures and associates was a credit of £12 million in the half-year to 30 June 2011 compared to a loss of £62 million in the half-year to 30 June 2010.

The fair value unwind was £345 million, or 26 per cent, higher at £1,668 million in the half-year to 30 June 2011 compared to £1,323 million in the half-year to 30 June 2010.  This principally reflected an accelerated fair value unwind of £649 million in relation to the treasury asset sales, partly offset by a reduced credit to the impairment charge due to lower impairment charges on the heritage  HBOS Wholesale portfolios.

LLOYDS BANKING GROUP PLC

DIVISIONAL PERFORMANCE (UNAUDITED)

RETAIL

Key highlights

•	Profit before tax decreased to £2,200 million, compared to £2,495 million in the first half of 2010.

•	Profit before tax and fair value unwind was £1,656 million, a reduction of 13 per cent compared with the first half of 2010, driven by higher funding costs and muted demand for credit.

•
Total income decreased by 8 per cent, driven by lower net interest income, largely as a result of higher funding costs, muted demand for credit, the continued impact from previous de-risking of the lending portfolio with a corresponding reduction in impairments and increased competition for deposits while we continued to reduce our funding gap.

•
Operating expenses reduced by 1 per cent compared with the first half of 2010.  However the cost:income ratio increased to 44.0 per cent, as a result of the reduction in income.  Operating expenses benefited from cost synergies partly offset by investment in our digital platforms, improvements to complaints handling processes and inflation.

•
The impairment charge reduced to £1,173 million, down by 12 per cent, particularly driven by the reduction in the unsecured charge reflecting the impact of the Group’s prudent risk appetite with improved new business quality and effective portfolio management.  Credit performance across the business also continues to be supported by the Group’s risk management processes, a continued subdued UK economic recovery and low interest rates.

•
Customer deposit growth continued during the first half of 2011, with balances increasing by £6.7 billion, or 3 per cent, from 31 December 2010.  This growth was largely driven by strong UK tax-free cash Individual Savings Account (ISA) balance growth where Retail achieved growth greater than its share of balances outstanding.

•
Loans and advances to customers decreased by £5.9 billion, or 2 per cent, from 31 December 2010 as customers continued to reduce their personal indebtedness.  In particular, customers continued to pay down unsecured debts.  In the first half of 2011 gross mortgage lending was £12.9 billion, which was equivalent to a market share of over 20 per cent, as Retail continued to support the housing market and first time buyers.

LLOYDS BANKING GROUP PLC

RETAIL (continued)

	Half-year to 30 June 2011	Half-year to 30 June 2010	Change since 30 June 2010	Half-year to 31 Dec 2010
	£m	£m	%	£m

Net interest income	4,163	4,636	(10)	4,742
Other income	884	836	6	771
Total income	5,047	5,472	(8)	5,513
Operating expenses	(2,221)	(2,233)	1	(2,411)
Trading surplus	2,826	3,239	(13)	3,102
Impairment	(1,173)	(1,335)	12	(1,412)
Share of results of joint ventures and associates	3	8	(63)	9
Profit before tax and fair value unwind	1,656	1,912	(13)	1,699
Fair value unwind	544	583	(7)	522
Profit before tax	2,200	2,495	(12)	2,221

Banking net interest margin	2.26%	2.44%		2.49%
Cost:income ratio	44.0%	40.8%		43.7%
Impairment as a % of average advances (annualised)	0.65%	0.72%		0.76%

		As at 30 June 2011	As at 31 Dec 2010	Change since 31 Dec 2010
		£bn	£bn	%

Loans and advances to customers
Secured		333.1	337.3	(1)
Unsecured		24.7	26.4	(6)
		357.8	363.7	(2)
Customer deposits
Savings		202.3	195.3	4
Current accounts		40.0	40.3	(1)
		242.3	235.6	3
Total customer balances		600.1	599.3

Risk-weighted assets		109.6	109.3

LLOYDS BANKING GROUP PLC

RETAIL (continued)

Financial performance
Profit before tax decreased to £2,200 million compared to £2,495 million in the first half of 2010, a reduction of £295 million.

Profit before tax and fair value unwind decreased to £1,656 million, a reduction of 13 per cent compared with the first half of 2010, driven by higher funding costs and the muted demand for credit.

Total income decreased by £425 million, or 8 per cent, to £5,047 million.  This was driven by a reduction in net interest income of £473 million, partially offset by an increase in other income of £48 million.

Net interest income reduced by 10 per cent when compared with the first half of 2010.  One of the main drivers was the increase in wholesale funding costs which were not matched by average customer rates, particularly as mortgage standard variable rates remained constant over the period.  Income growth was also constrained by muted demand for both secured and unsecured credit.  Previous de-risking of the lending portfolio, with a relative reduction in unsecured balances, also contributed to the reduction in income albeit with a corresponding reduction in impairment.  Finally, increased competition for deposits resulted in an increase in the average rate paid on customer deposits while the Group continued to reduce its reliance on wholesale funding.

Other income increased by 6 per cent in the first half of 2011 to £884 million from £836 million largely as a result of the sale of Visa Inc shares which resulted in a profit of £41 million in the first half 2011.

Total income is analysed as follows and reflects the trends discussed above:
	Half-year to 30 June 2011	Half-year to 30 June 2010	Change since 30 June 2010	Half-year to 31 Dec 2010
	£m	£m	%	£m

Mortgages and Savings	2,151	2,294	(6)	2,445
Consumer Banking	2,896	3,178	(9)	3,068
Total income	5,047	5,472	(8)	5,513

Operating expenses fell by 1 per cent compared with the first half of 2010 (8 per cent compared with the second half of 2010) and the cost:income ratio was 44.0 per cent.  Operating expenses benefited from cost synergies partly offset by investment in our digital platforms, improvements to the complaints handling processes and inflation.  During the first half of the year Retail successfully completed the consolidation of the branch counters and the ATM network onto one IT system significantly simplifying its infrastructure.

The impairment charge on loans and advances decreased by £162 million, or 12 per cent, to £1,173 million largely driven by reductions in the unsecured charge (when compared to the second half of 2010 the reduction was £239 million, or 17 per cent).  The unsecured impairment charge reduced to £878 million from £1,282 million in the first half of 2010 reflecting the impact of the Group’s prudent risk appetite with improved new business quality, effective portfolio management and a reduction in unsecured balances.  Credit performance across the business also continued to be supported by the Group’s risk management processes, a continued subdued economic recovery in the UK and low interest rates.  The secured impairment charge increased to £295 million from £53 million in the first half of 2010 largely reflecting a less favourable outlook for house prices compared with the Group’s outlook at the end of the first half of 2010.

LLOYDS BANKING GROUP PLC

RETAIL (continued)

The fair value unwind net credit of £544 million compared with £583 million in the first half of 2010.  The net impact of the unwind was slightly smaller than in the first half of 2010.  This reflected a lower net credit related to the mortgage portfolios as fewer mortgages reached the end of their product term and moved to standard variable rate products, which was broadly offset by an increase in the impairment unwind which resulted from the higher secured impairment charge.

Balance sheet progress
Total loans and advances to customers decreased by £5.9 billion, or 2 per cent, to £357.8 billion, compared to 31 December 2010.  This was driven by reduced customer demand for new credit and existing customers continuing to reduce their personal indebtedness.  The reduction in lending to customers was in part due to the repayment of unsecured debt where balances reduced by £1.7 billion, or 6 per cent.  Secured balances reduced by £4.2 billion, or 1 per cent.  The proportion of mortgages on standard variable rate, or equivalent products, now stands at 52 per cent and is expected to rise only modestly during the remainder of 2011.

The UK mortgage market for both house purchase and re-mortgaging in the first half of 2011 was broadly flat compared with the first half of 2010, with gross market lending of £64.0 billion compared to £64.1 billion, respectively.  Retail’s gross mortgage lending was £12.9 billion in the first half of 2011.  Retail’s new mortgage lending continued to be focused on supporting the housing market with 70 per cent of lending being for house purchase rather than re-mortgaging.  Retail remains the largest lender to UK first time buyers, helping over 24,000 customers buy their first home in the first half of 2011.

During the first half of 2011 Retail continued to develop its mortgage offering to support customers.  This included rolling out a new mortgage sales platform that has improved the processing of mortgage applications and significantly simplified the mortgage application process for both customers and advisors.  In addition, it ensures that customer data only needs to be entered onto one system, so reducing the potential for error.  Retail has also further developed its products including the Lend a Hand mortgage, which now allows local authorities to act as the ‘helper’ and enables first-time buyers to get onto the housing ladder with just a 5 per cent deposit.

Risk-weighted assets increased by £0.3 billion to £109.6 billion compared to 31 December 2010.  This reflected the impact of lower lending balances being offset by the impact of a less favourable outlook for house prices compared with the end of 2010.

Total customer deposits increased by £6.7 billion, or 3 per cent, to £242.3 billion in the first six months of 2011.  This increase was largely driven by strong growth in tax free cash ISA balances.  Retail continues to perform well in the savings market despite the high levels of competition, with a strong stable of savings brands providing customers with a range of products to meet their savings needs.

LLOYDS BANKING GROUP PLC

WHOLESALE

Key highlights

•	Profit before tax was £1,429 million compared to a profit before tax of £585 million in the first half of 2010.

•	Loss before tax and fair value unwind was £122 million, an improvement of £726 million mainly reflecting significantly decreased impairments and lower costs, offset by reduced income.

•
Net interest income decreased by 11 per cent to £1,401 million.  This largely reflects a lower asset balance sheet.  The banking net interest margin improved from 1.51 per cent in the first half of 2010 to 1.64 per cent in the first half of 2011.

•
Other income decreased to £1,337 million, as targeted balance sheet reductions resulted in losses of £670 million on treasury asset sales within Corporate Markets, broadly offset by a related accelerated fair value unwind of £649 million, and a lower level of operating lease asset income in Asset Finance.

•
Operating expenses decreased by 6 per cent to £1,312 million, reflecting reduced levels of operating lease depreciation and further cost savings achieved from the integration programme, partially offset by additional staff related costs in Corporate Markets and continued investment in customer facing resource and systems.

•
Impairment charges decreased significantly to £1,557 million, compared to £2,801 million in the first half of 2010.  The total impairment charge is 44 per cent lower than the first half of last year and continues to be driven by the HBOS heritage corporate real estate and real estate related asset portfolios, but with increased impairment on leveraged acquisition finance exposures.

•
Customer deposits excluding repos decreased 2 per cent, since 31 December 2010, to £81.0 billion as a small increase in deposits in Corporate Markets was more than offset by a decline in more price sensitive deposits in Treasury and Trading.

•	Risk-weighted assets reduced by £19.5 billion to £176.6 billion compared to December 2010, in line with the reduction on the balance sheet.

LLOYDS BANKING GROUP PLC

WHOLESALE (continued)

	Half-year to 30 June 2011	Half-year to 30 June 2010	Change since 30 June 2010	Half-year to 31 Dec 2010
	£m	£m	%	£m

Net interest income	1,401	1,576	(11)	1,675
Other income	1,337	1,988	(33)	1,691
Total income	2,738	3,564	(23)	3,366
Costs:
Operating expenses	(1,312)	(1,401)	6	(1,351)
Impairment of tangible fixed assets	–	(150)		–
	(1,312)	(1,551)	15	(1,351)
Trading surplus	1,426	2,013	(29)	2,015
Impairment	(1,557)	(2,801)	44	(1,263)
Share of results of joint ventures and associates	9	(60)		(35)
(Loss) profit before tax and fair value unwind	(122)	(848)	86	717
Fair value unwind	1,551	1,433	8	1,616
Profit before tax	1,429	585		2,333

Corporate Markets	(527)	(1,212)		257
Treasury and Trading	255	259		169
Asset Finance	150	105		291
(Loss) profit before tax and fair value unwind	(122)	(848)		717

Banking net interest margin	1.64%	1.51%		1.54%
Cost:income ratio (excl. impairment of tangible fixed assets)	47.9%	39.3%		40.1%
Impairment as a % of average advances (annualised)	2.02%	3.11%		1.31%

Key balance sheet and other items		As at 30 June 2011	As at 31 Dec 2010	Change since 31 Dec 2010
		£bn	£bn	%

Loans and advances to customers excl reverse repos		130.1	141.5	(8)
Reverse repos		19.7	3.1
Loans and advances to customers		149.8	144.6	4
Loans and advances to banks		10.2	12.4	(18)
Debt securities		15.5	25.8	(40)
Available-for-sale financial assets		16.7	29.5	(43)
		192.2	212.3	(9)

Customer deposits excluding repos		81.0	82.8	(2)
Repos		4.0	10.2
Customer deposits including repos		85.0	93.0	(9)

Risk-weighted assets		176.6	196.1	(10)

LLOYDS BANKING GROUP PLC

WHOLESALE (continued)

Financial performance
Profit before tax was £1,429 million compared to a profit before tax of £585 million in the first half of 2010.  A reduction of £826 million in total income was more than offset by a significant decrease in the impairment charge which reduced by £1,244 million to £1,557 million, reflecting the stabilising UK economic climate.

Loss before tax and fair value unwind of £122 million improved £726 million on the loss of £848 million in the first half of 2010, primarily driven by the significant decrease in the impairment charge.

Total income decreased by £826 million, or 23 per cent, to £2,738 million, mainly driven by a 33 per cent decrease in other operating income.  This was primarily a result of the £670 million loss on disposal of treasury assets, which was broadly offset by a related accelerated fair value unwind of £649 million.

Net interest income decreased by £175 million, or 11 per cent, to £1,401 million.  The decrease reflects lower interest-earning asset balances in line with the Group’s targeted balance sheet reduction, mainly in loans and advances to customers, debt securities and available-for-sale financial asset positions.  This was offset by a 13 basis points increase in banking net interest margin.

Banking net interest income, which excludes trading activity, decreasing by £105 million, to £1,179 million primarily as a result of a reduced balance sheet.  However, this income reduction was partly offset by an increase in deposit margins and income.  Asset margins decreased as the benefit of higher customer rates was offset by the increased cost of funding.

Other income decreased by £651 million, or 33 per cent, to £1,337 million, primarily reflecting the effect of the asset disposals from the Group’s targeted balance sheet reduction in Corporate Markets, and a lower asset base and associated income in Asset Finance.  This was partially offset by valuation gains and profits on disposals in the Equity business within Corporate Markets and the recovery of assets previously written down in Treasury and Trading.

Operating expenses decreased by £89 million, or 6 per cent, to £1,312 million primarily from a reduction in the level of operating lease depreciation in Asset Finance and a continued focus on cost management including savings attributable to the integration programme.  This was partially offset by additional staff costs and continued investment in customer facing resource and systems.

The impairment charge decreased by £1,244 million to £1,557 million in the first half of 2011, reflecting a sustained decrease since the peak in the first half 2009.  As a percentage of average loans and advances to customers, the impairment charge improved to 2.02 per cent in the first half of 2011 compared to 3.11 per cent in the first half of 2010.  This was due to the stabilising economic environment, continued low interest rates which helped to maintain defaults at a reduced level, and the stabilisation of corporate real estate prices.

The share of results from joint ventures and associates comprised a small profit of £9 million, an improvement of £69 million, due to a lower level of impairments and share of losses than in the previous year.

Fair value unwind increased £118 million to £1,551 million, mainly due to asset disposals (including treasury asset disposals) and favourable exchange rate movements.  This was partially offset by a decrease in the fair value unwind relating to HBOS loans and receivables that were acquired on acquisition, reflecting lower impairments.

LLOYDS BANKING GROUP PLC

WHOLESALE (continued)

Balance sheet progress
The division's asset balances (comprising loans and advances to customers and banks, debt securities and available-for-sale financial assets) reduced by £20.1 billion, or 9 per cent, to £192.2 billion, primarily reflecting deleveraging by customers and continuing active de-risking of the balance sheet by either selling down or reducing holdings in debt securities and available-for-sale positions, offset by an increase in reverse repo balances as liquidity was invested in high quality primary liquid assets on a secured basis.

Loans and advances to customers increased £5.2 billion, or 4 per cent to £149.8 billion.  In Corporate Markets, balances decreased by £10.0 billion, or 8 per cent, as demand for new corporate lending and refinancing of existing facilities were more than offset by the level of maturities, reflecting a continued trend of subdued corporate lending, customer deleveraging and asset sales in non-core sectors.  Available-for-sale financial asset balances reduced by £12.8 billion, or 43 per cent, to £16.7 billion and debt securities decreased by £10.3 billion, or 40 per cent, to £15.5 billion, as Corporate Markets reduced its balance sheet through treasury and other asset sales or not replenishing holdings after amortisations or maturities.  Loans and advances to banks decreased by £2.2 billion, or 18 per cent, as the division refocused the balance sheet.

Customer deposits excluding repos decreased by 2 per cent to £81.0 billion, due to a reduction in price sensitive customer deposits in Treasury and Trading, partially offset by an increase in deposits in Corporate Markets in line with the Group’s funding strategy.

Risk-weighted assets decreased by £19.5 billion, or 10 per cent, to £176.6 billion, primarily reflecting the balance sheet reductions including treasury asset sales and the run down in other non-core asset portfolios, but also the impact of subdued corporate lending.

LLOYDS BANKING GROUP PLC

WHOLESALE (continued)

Corporate Markets
	Half-year to 30 June 2011	Half-year to 30 June 2010	Change since 30 June 2010	Half-year to 31 Dec 2010
	£m	£m	%	£m

Net interest income	1,076	1,170	(8)	1,324
Other income	528	1,129	(53)	885
Total income	1,604	2,299	(30)	2,209
Costs:
Operating expenses	(697)	(691)	(1)	(727)
Impairment of tangible fixed assets	–	(150)		–
	(697)	(841)	17	(727)
Trading surplus	907	1,458	(38)	1,482
Impairment	(1,442)	(2,609)	45	(1,191)
Share of results of joint ventures and associates	8	(61)		(34)
(Loss) profit before tax and fair value unwind	(527)	(1,212)	57	257

Cost:income ratio (excl. impairment of tangible fixed assets)	43.5%	30.1%		32.9%
Impairment as a % of average advances (annualised)	2.00%	3.13%		1.32%

		As at 30 June 2011	As at 31 Dec 2010	Change since 31 Dec 2010
Key balance sheet items		£bn	£bn	%

Loans and advances to customers		121.6	131.6	(8)
Customer deposits		63.0	61.3	3
Risk-weighted assets		156.7	175.5	(11)

Loss before tax and fair value unwind decreased by £685 million to £527 million, due to a significant decrease in the impairment charge, which more than offset the decrease in income.  Net interest income decreased by £94 million, or 8 per cent.  This reflected lower interest-earning asset balances as a result of the ongoing focus on reducing the balance sheet and also higher wholesale funding costs.  Despite the increased funding costs, net interest income benefited from improved deposit margins from the increased market value of deposits.

Other income was £601 million lower, or 53 per cent, also reflecting the effects of disposals from the Group’s targeted balance sheet reduction in Wholesale Markets.  This was partially offset by valuation gains and profits on disposals in the Equity business.

Operating expenses were in line with prior year, which included increased costs in Wholesale Markets from continued investment in customer facing resource and systems, offset by decreases in other areas as the synergy benefits from integration are being realised.

The impairment charge decreased by £1,167 million to £1,442 million in the first half of 2011 reflecting a sustained decrease since the peak in the first half of 2009.  This was due to the stabilising economic environment, low interest rates which helped to maintain defaults at reduced levels and the stabilisation of UK real estate prices.

A favourable variance of £150 million occurred on impairment of tangible fixed assets, which was incurred on assets held on the balance sheet as a result of the consolidation of certain entities over which the Group exercised control in the first half of 2010.

LLOYDS BANKING GROUP PLC

WHOLESALE (continued)

Treasury and Trading
	Half-year to 30 June 2011	Half-year to 30 June 2010	Change since 30 June 2010	Half-year to 31 Dec 2010
	£m	£m	%	£m

Net interest income	133	188	(29)	136
Other income	241	167	44	155
Total income	374	355	5	291
Operating expenses	(119)	(96)	(24)	(122)
Profit before tax and fair value unwind	255	259	(2)	169

Cost:income ratio	31.8%	27.0%		41.9%

		As at 30 June 2011	As at 31 Dec 2010	Change since 31 Dec 2010
Key balance sheet and other items		£bn	£bn	%

Loans and advances to customers1		20.7	4.1
Customer deposits2		22.0	31.7	(31)
Risk-weighted assets		9.1	8.6	6
1	Of which reverse repos represent £19.7 billion (31 December 2010: £3.1 billion).
2	Of which repos represent £4.0 billion (31 December 2010: £10.2 billion).

Profit before tax and fair value unwind decreased by £4 million to £255 million.

Total income increased by £19 million, or 5 per cent.  Income benefited primarily from the settlement of a claim which originated from losses booked in 2008 associated with a number of high profile financial services company failures, offset by lower performance in the underlying business as a result of difficult markets and reduced customer activity.  Trading flows are managed with the overriding aim of providing a service to customers, whilst maintaining Treasury and Trading’s conservative risk appetite.

Operating expenses increased by £23 million to £119 million reflecting the continued and controlled investment in people and systems, in particular the back office infrastructure, to support internal risk management and the growth ambitions in the larger customer franchise business.  Operating costs in the first half of 2011 were marginally lower than in the second half of 2010.

LLOYDS BANKING GROUP PLC

WHOLESALE (continued)

Asset Finance
	Half-year to 30 June 2011	Half- year to 30 June 2010	Change since 30 June 2010	Half-year to 31 Dec 2010
	£m	£m	%	£m

Net interest income	192	218	(12)	215
Other income	568	692	(18)	651
Total income	760	910	(16)	866
Operating expenses	(496)	(614)	19	(502)
Trading surplus	264	296	(11)	364
Impairment	(115)	(192)	40	(72)
Share of results of joint ventures and associates	1	1		(1)
Profit before tax and fair value unwind	150	105	43	291

Cost:income ratio	65.3%	67.5%		58.0%
Impairment as a % of average advances (annualised)	2.51%	3.20%		1.37%

		As at 30 June 2011	As at 31 Dec 2010	Change since 31 Dec 2010
Key balance sheet and other items		£bn	£bn	%

Loans and advances to customers		7.5	8.9	(16)
Operating lease assets		2.7	3.0	(10)
Risk-weighted assets		10.8	12.0	(10)

Profit before tax and fair value unwind was £150 million, compared to £105 million in the first half of 2010.  The £45 million improvement was due to lower costs and impairment charges, which were partially offset by lower income.

Total income decreased by £150 million, or 16 per cent, to £760 million as a result of lower business volumes, including assets held under operating leases, the benefit of sales tax-related claims settled last year and a £21 million loss on disposal of Hill Hire plc.  The lower business volumes are in-line with a targeted reduction in this asset class and were partly offset by improved margins.

Operating expenses decreased by £118 million, or 19 per cent, to £496 million.  This reflected an £85 million, or 20 per cent, decrease in depreciation charges on assets held under operating leases due to lower fleet size and a year-on-year improvement in used car values.  Other costs decreased by £33 million, or 18 per cent, reflecting strong cost management and savings achieved from integration.

The impairment charge decreased by £77 million to £115 million, reflecting a stabilising economic environment and an improvement in market conditions for both the retail and non-retail consumer finance businesses.  The lower impairment charge has been driven by a reduction in new cases entering arrears, the reduced book size and a better mix in the credit quality of new business being written.

LLOYDS BANKING GROUP PLC

COMMERCIAL

Key highlights

•	Profit before tax was £262 million compared to £157 million in the first half of 2010.

•	Profit before tax and fair value unwind was £236 million compared to £127 million in the first half of 2010, driven by higher income and reduced impairments.

•
Net interest income increased by 14 per cent to £649 million, mainly reflecting the growth in deposit balances over the period and the value of attracting and retaining working capital credit balances at attractive margins.

•	Other income decreased by 4 per cent to £218 million which reflects the subdued trading activity in the early part of the year and the greater use of electronic banking facilities by customers.

•	Operating expenses decreased by 2 per cent to £471 million through cost efficiency and a reducing fraud loss exposure from improvements implemented at the end of 2010 in online security.

•
Impairment charges on financial assets have decreased to £160 million compared to £190 million in the first half of 2010.  There has been an overall improvement in the credit quality of the portfolio and a reduction in overall defaults as the UK economy has steadied and the continuing programme of process improvements is delivering results.

•
Customer deposits have also increased by 4 per cent since the end of 2010.  This increase reflects the ongoing success in the recruitment and retention of customers combined with targeted support in various customer segments especially education and legal.

•
Focus continues on strengthening customer relationships through deepening and understanding individual business requirements.  Commercial Finance, the Group’s invoice discounting, factoring and equipment finance business, enjoyed positive net growth of approximately 10 per cent.  Commercial has generated in excess of 50,000 referrals for a business insurance product and has grown its foreign exchange and international payments facility for small and medium-sized businesses.

LLOYDS BANKING GROUP PLC

COMMERCIAL (continued)

	Half-year to 30 June 2011	Half-year to 30 June 2010	Change since 30 June 2010	Half-year to 31 Dec 2010
	£m	£m	%	£m

Net interest income	649	571	14	604
Other income	218	227	(4)	230
Total income	867	798	9	834
Operating expenses	(471)	(481)	2	(511)
Trading surplus	396	317	25	323
Impairment	(160)	(190)	16	(192)
Profit before tax and fair value unwind	236	127	86	131
Fair value unwind	26	30	(13)	51
Profit before tax	262	157	67	182

Banking net interest margin	4.35%	3.82%		3.93%
Cost:income ratio	54.3%	60.3%		61.3%
Impairment as a % of average advances (annualised)	1.07%	1.28%		1.19%

		As at 30 June 2011	As at 31 Dec 2010	Change since 31 Dec 2010
Key balance sheet and other items		£bn	£bn	%

Loans and advances to customers		28.7	28.6
Customer deposits		32.7	31.3	4
Risk-weighted assets		26.8	26.6	1

LLOYDS BANKING GROUP PLC

COMMERCIAL (continued)

Financial performance
Profit before tax was £262 million compared to a profit of £157 million for the comparable period in 2010.  The improvement of £105 million was predominantly due to higher net interest income, good cost management and a reduced level of impairments as the UK economy stabilises and improves.

Total income increased by £69 million, or 9 per cent, mainly driven by a 14 per cent increase in net interest income.

Net interest income grew by 14 per cent, or £78 million, as deposit balances and working capital credit balances increased.

Other income reduced by 4 per cent, or £9 million, due to the growing use by customers of electronic banking facilities and other reduced cost account services.

Operating expenses decreased by 2 per cent, or £10 million, primarily as a result of productivity and efficiency gains and the higher use of electronic banking coupled with the implementation of increased online fraud prevention security.

The impairment charge decreased by £30 million, or 16 per cent, due to an increase in the overall credit quality of the portfolio and the stabilisation of the UK economy and consequently an overall reduction in the level of defaults.

Balance sheet progress
Commercial’s asset balances (comprising loans and advances to customers) increased by £0.1 billion since December 2010 reflecting a fall of £0.3 billion in the non-core real estate portfolio more than offset by an increase in term lending and asset-based finance of £0.4 billion where Commercial has attracted new small and medium sized enterprise (SME) customers with term lending and invoice finance requirements to switch from other providers, and has also successfully encouraged existing SME customers to invest in their businesses.  Significant effort in promoting support has included running nearly 400 customer events in the first half of 2011.

Customer deposits increased by £1.4 billion since December 2010 reflecting customers’ desire to retain liquidity and be cautious about investment.

Risk-weighted assets increased by £0.2 billion to £26.8 billion since December 2010 primarily reflecting the growth in assets.

LLOYDS BANKING GROUP PLC

WEALTH AND INTERNATIONAL

Key highlights

•	Loss before tax increased to £2,080 million compared to £1,609 million in the first half of 2010.

•
Loss before tax and fair value unwind increased by £411 million to £2,184 million, compared to £1,773 million in the first half of 2010, due to lower income, higher costs and a higher impairment charge in International.

•	In Wealth, profit before tax decreased by 11 per cent to £139 million and in International the loss before tax increased by 20 per cent to £2,323 million.

•
Net interest income decreased by 15 per cent to £509 million, reflecting lower lending volumes and a 18 basis point reduction in the banking net interest margin, partly offset by the favourable impact of foreign currency movements, particularly the Australian dollar, higher deposit balances and improving deposit margins.

•
Other income increased by 4 per cent to £631 million, with foreign exchange benefits in International and increasing funds under management in the Wealth businesses, partly offset by the non-recurrence of the gains on the sale of non-core businesses in Wealth recognised in the first half of 2010.

•
Operating expenses increased by 6 per cent to £792 million, due to higher regulatory costs in the Wealth businesses, investment in growth in our Wealth businesses and our International on-line deposit taking operation and the effect of foreign currency rates, partly offset by benefits from cost saving initiatives across all businesses.

•
The impairment charge amounted to £2,532 million, compared to £2,228 million in the first half of 2010, reflecting the continued deterioration in real estate values in Ireland and in Australasian property markets to which the Group is exposed.

•
Loans and advances to customers decreased by £4.2 billion, or 8 per cent, to £51.1 billion, reflecting net repayments of £3.7 billion and additional impairment provisions in the International businesses, partly offset by foreign exchange movements of £2.0 billion.

•	Customer deposits increased by £6.1 billion, or 19 per cent, to £38.9 billion, in the main due to continued strong inflows in our Wealth and International on-line deposit business.

LLOYDS BANKING GROUP PLC

WEALTH AND INTERNATIONAL (continued)

	Half-year to 30 June 2011	Half-year to 30 June 2010	Change since 30 June 2010	Half-year to 31 Dec 2010
	£m	£m	%	£m

Net interest income	509	596	(15)	580
Other income	631	605	4	555
Total income	1,140	1,201	(5)	1,135
Operating expenses	(792)	(744)	(6)	(792)
Trading surplus	348	457	(24)	343
Impairment	(2,532)	(2,228)	(14)	(3,760)
Share of results of joint ventures and associates	–	(2)		(6)
Loss before tax and fair value unwind	(2,184)	(1,773)	(23)	(3,423)
Fair value unwind	104	164	(37)	208
Loss before tax	(2,080)	(1,609)	(29)	(3,215)

Wealth	139	156	(11)	113
International	(2,323)	(1,929)	(20)	(3,536)
Loss before tax and fair value unwind	(2,184)	(1,773)	(23)	(3,423)

Banking net interest margin	1.47%	1.65%		1.61%
Cost:income ratio	69.5%	61.9%		69.8%
Impairment as a % of average advances (annualised)	7.89%	6.56%		11.29%

		As at 30 June 2011	As at 31 Dec 2010	Change since 31 Dec 2010
Key balance sheet and other items		£bn	£bn	%

Loans and advances to customers		51.1	55.3	(8)
Customer deposits		38.9	32.8	19
Total customer balances		90.0	88.1	2

Risk-weighted assets		56.4	58.7	(4)

LLOYDS BANKING GROUP PLC

WEALTH AND INTERNATIONAL (continued)

Financial performance
Loss before tax and fair value unwind increased by 23 per cent to £2,184 million due to lower income, higher costs and a higher impairment charge in International, predominantly in Ireland.

Total income decreased by 5 per cent to £1,140 million.  Net interest income decreased by 15 per cent, reflecting lower lending balances and the increased strain of impaired lending in International, partly offset by higher deposit balances, improving deposit margins in Wealth and the impact of the stronger Australian dollar in International.  Other income increased by 4 per cent, mainly due to foreign exchange benefits in International and increasing funds under management partly offset by the non-recurrence of gains on sale of businesses recognised in the first half of 2010 in Wealth.

Operating expenses increased by 6 per cent, due to increased investment in the International deposit business, the impact of the stronger Australian dollar and additional investment and regulatory costs in Wealth.

The impairment charge increased by 14 per cent to £2,532 million, reflecting the state of the commercial real estate market in Ireland and a further decline in valuations in Australasian property markets to which the Group is exposed.

Balance sheet progress

Loans and advances to customers decreased by £4.2 billion to £51.1 billion, reflecting net repayments of £3.7 billion and additional impairment provisions in the International businesses, partly offset by foreign exchange movements of £2.0 billion.

Customer deposits increased by £6.1 billion to £38.9 billion mainly due to continued strong deposit inflows in our Wealth and International on-line deposit businesses.

LLOYDS BANKING GROUP PLC

WEALTH AND INTERNATIONAL (continued)

Wealth
	Half-year to 30 June 2011	Half-year to 30 June 2010	Change since 30 June 2010	Half-year to 31 Dec 2010
	£m	£m	%	£m

Net interest income	181	161	12	184
Other income	500	539	(7)	479
Total income	681	700	(3)	663
Operating expenses	(513)	(520)	1	(527)
Trading surplus	168	180	(7)	136
Impairment	(29)	(23)	(26)	(23)
Share of results of joint ventures and associates	–	(1)		–
Profit before tax and fair value unwind	139	156	(11)	113

Cost:income ratio	75.3%	74.3%		79.5%
Impairment as a % of average advances (annualised)	0.63%	0.49%		0.47%

		As at 30 June 2011	As at 31 Dec 2010	Change since 31 Dec 2010
Key balance sheet and other items		£bn	£bn	%

Loans and advances to customers		9.0	9.1	(1)
Customer deposits		27.3	26.8	2
Risk-weighted assets		9.3	10.4	(11)

Profit before tax and fair value unwind decreased by 11 per cent to £139 million mainly due to lower income.

Total income decreased by 3 per cent to £681 million.  Net interest income increased by 12 per cent, reflecting higher deposit balances and improving deposit margins.  Other income decreased by 7 per cent, mainly due to the non-recurrence of gains on sale of non-core businesses recognised in the first half of 2010.

Operating expenses decreased by 1 per cent, with benefits from cost saving initiatives partly offset by increased regulatory costs.  The impairment charge increased £6 million, or by 26 per cent.

LLOYDS BANKING GROUP PLC

WEALTH AND INTERNATIONAL (continued)

Funds under management
		As at 30 June 2011	As at 30 June 2010	As at 31 Dec 2010
		£bn	£bn	£bn

	Scottish Widows Investment Partnership (SWIP)
	Internal	120.7	110.9	118.2
	External	26.7	25.5	28.0
		147.4	136.4	146.2
	Other Wealth:
	St James’s Place	29.1	22.4	27.0
	Invista Real Estate	2.5	5.4	5.3
	Private and International Banking	14.3	14.3	13.5
	Closing funds under management	193.3	178.5	192.0

		Half-year to 30 June 2011	Half-year to 30 June 2010	Half-year to 31 Dec 2010
		£bn	£bn	£bn

	Opening funds under management	192.0	184.1	178.5
	Inflows:
SWIP	– internal	1.0	1.1	0.9
	– external	0.7	2.0	6.9
	Other	3.8	3.7	3.0
		5.5	6.8	10.8
	Outflows:
SWIP	– internal	(4.4)	(0.5)	(5.1)
	– external	(1.8)	(6.6)	(6.7)
	Other	(2.1)	(2.1)	(3.0)
		(8.3)	(9.2)	(14.8)
	Investment return, expenses and commission	4.1	(2.5)	17.6
	Net operating increase (decrease) in funds	1.3	(4.9)	13.6
	Sale of Bank of Scotland Portfolio Management Service	–	(0.7)	(0.1)
	Closing funds under management	193.3	178.5	192.0

Funds under management of £193.3 billion increased by £1.3 billion.  Net outflows of £8.3 billion reflect withdrawals from insurance funds impacting SWIP, partially offset by strong net inflows in St. James’s Place plc and Private Banking.  Increases in global equity values increased funds under management by a further £4.1 billion.

LLOYDS BANKING GROUP PLC

WEALTH AND INTERNATIONAL (continued)

International
	Half-year to 30 June 2011	Half-year to 30 June 2010	Change since 30 June 2010	Half-year to 31 Dec 2010
	£m	£m	%	£m

Net interest income	328	435	(25)	396
Other income	131	66	98	76
Total income	459	501	(8)	472
Operating expenses	(279)	(224)	(25)	(265)
Trading surplus	180	277	(35)	207
Impairment	(2,503)	(2,205)	(14)	(3,737)
Share of results of joint ventures and associates	–	(1)		(6)
Loss before tax and fair value unwind	(2,323)	(1,929)	(20)	(3,536)

Cost:income ratio	60.8%	44.7%		56.1%
Impairment as a % of average advances (annualised)	9.09%	7.54%		13.13%

		As at 30 June 2011	As at 31 Dec 2010	Change since 31 Dec 2010
Key balance sheet and other items		£bn	£bn	%

Loans and advances to customers		42.1	46.2	(9)
Customer deposits		11.6	6.0	93
Risk-weighted assets		47.1	48.3	(2)

Loss before tax and fair value unwind increased by £394 million to £2,323 million mainly as a result of a higher impairment charge, reflecting an increase of £222 million in Ireland and £132 million in Australia.

Total income decreased by 8 per cent, but was 18 per cent lower in constant currency, reflecting lower interest-earning assets and the increased strain of higher impaired assets.

Operating expenses increased by 25 per cent in both actual and constant currency terms, reflecting the continued development of International’s on-line deposit business partly offset by cost saving initiatives across the International business.

The impairment charge and loans and advances to customers are summarised by key geography in the following table.

LLOYDS BANKING GROUP PLC

WEALTH AND INTERNATIONAL (continued)
International (continued)
	Impairment charges			Loans and advances to customers

	Half-year to 30 June 2011	Half-year to 30 June 2010	Half-year to 31 Dec 2010	As at 30 June 2011	As at 31 Dec 2010
	£m	£m	£m	£bn	£bn

Ireland	1,779	1,557	2,707	17.7	19.6
Australia	586	454	908	10.6	12.3
Wholesale Europe	111	145	65	6.5	6.9
Latin America/Middle East	23	43	54	0.4	0.6
Netherlands	4	6	3	6.9	6.8
	2,503	2,205	3,737	42.1	46.2

The impairment charge increased by £298 million, or 14 per cent, to £2,503 million due to increased impairment charges in Ireland, reflecting actual and anticipated further falls in the commercial real estate market in Ireland.

Balance sheet progress
Loans and advances to customers decreased by £4.1 billion or 9 per cent, to £42.1 billion due to net repayments of £3.7 billion across all businesses and further impairment provisions, partly offset by an increase due to foreign exchange movements of £2.0 billion.  The division is focused on de-risking and right-sizing the balance sheet, focusing on key Group relationships, as well as reducing concentrations in Commercial Real Estate.

Customer deposits increased by £5.6 billion, or 93 per cent, to £11.6 billion driven by continued strong performance in our International on-line deposit business.

LLOYDS BANKING GROUP PLC

INSURANCE

Key highlights

•	Profit before tax increased by 16 per cent to £543 million, compared to £469 million in the first half of 2010.

•
Profit before tax and fair value unwind increased by 15 per cent to £564 million, although the first half of 2010 included a charge of £70 million in respect of the Group’s decision to cease writing new payment protection insurance (PPI) business.  Excluding this charge, profit before tax and fair value unwind was in line with the first half of 2010.

•
Total income, net of insurance claims, increased by £56 million to £979 million.  This reflects the non-recurrence of the £70 million charge as detailed above, lower PPI related income, partially offset by the continued change in mix within Life, Pensions and Investments UK (LP&I UK) towards more profitable protection business and improved claims experience within General Insurance (GI).

•	Operating expenses decreased by 2 per cent or £8 million to £415 million due mainly to a continued focus on cost management and delivery of integration synergies.

•
LP&I UK margin increased to 4.2 per cent from 3.5 per cent in 2010.  The improved margin reflects the continued focus on value and the strategic choices made in respect of product and channel propositions, in particular the higher proportion of protection business now sold.  The Internal Rate of Return (IRR) on new business has continued to increase in the first half of 2011 and is in excess of 16 per cent.

•
LP&I UK sales of £5,595 million (PVNBP) reduced by 9 per cent, partly reflecting the continuing change in mix away from savings products towards more profitable protection business, following the launch of our integrated bancassurance proposition in June 2010.  Sales through our Intermediary channel have increased by 17 per cent to £3,407 million reflecting increased sales of Corporate Pensions.

•
General Insurance profits increased by 10 per cent to £214 million primarily due to lower unemployment and freeze claims year-on-year after taking account of continuing lower income resulting from the Group ceasing to write new PPI business in 2010.

LLOYDS BANKING GROUP PLC

INSURANCE (continued)

	Half-year to 30 June 2011	Half-year to 30 June 2010	Change since 30 June 2010	Half-year to 31 Dec 2010
	£m	£m	%	£m

Net interest income	(142)	(136)	(4)	(127)
Other income	1,319	1,320		1,494
Total income	1,177	1,184	(1)	1,367
Insurance claims	(198)	(261)	24	(281)
Total income, net of insurance claims	979	923	6	1,086
Operating expenses	(415)	(423)	2	(431)
Share of results of joint ventures and associates	–	(10)		–
Profit before tax and fair value unwind	564	490	15	655
Fair value unwind	(21)	(21)		(22)
Profit before tax	543	469	16	633

Profit before tax and fair value unwind by business unit
Life, Pensions and Investments:
UK business	347	273	27	410
European business	10	19	(47)	91
General Insurance	214	195	10	177
Other1	(7)	3		(23)
Profit before tax and fair value unwind	564	490	15	655

1
Includes certain Group and divisional costs and income not allocated to business units, as well as the division’s share of results of joint ventures and associates.  The half-year to 30 June 2010 included an accounting gain on disposal of £13 million from the sale of the Group’s joint venture investment in esure.

LLOYDS BANKING GROUP PLC

INSURANCE (continued)

Financial performance
Profit before tax and fair value unwind increased by 15 per cent to £564 million, although the first half of 2010 included a charge of £70 million in respect of the Group’s decision to cease writing new PPI business.  Excluding this charge profit before tax and fair value unwind is in line with the first half of 2010.

Total income, net of insurance claims, increased by £56 million to £979 million which reflects the non-recurrence of the £70 million charge as detailed above, lower PPI related income, partially offset by the continued change in mix within LP&I UK towards more profitable protection business, and improved claims experience within GI.

The continued focus on cost management and delivery of integration synergies resulted in a decrease in operating expenses.

Capital management and operational efficiency
Following the significant work undertaken in 2010 to optimise the Insurance division’s contribution to Group capital, this work has remained a major focus during 2011.  The Insurance division remains well capitalised as assessed using the Insurance Groups Directive (IGD) regulatory measure of surplus capital and is progressing well with its implementation of Solvency II requirements.

The Insurance division continues to focus on cost reduction with operating expenses decreasing by 2 per cent in the first half of 2011.  Efficiencies have been achieved without compromising the quality of customer service and customer satisfaction scores have remained robust across the division.

In July 2011 all the legal entities in the Insurance division were brought under one common holding company to create a single insurance group.

LLOYDS BANKING GROUP PLC

INSURANCE (continued)

Life, Pensions and Investments

UK business
		Half-year to 30 June 2011	Half-year to 30 June 2010	Change since 30 June 2010	Half-year to 31 Dec 2010
		£m	£m	%	£m

	Net interest income	(123)	(116)	(6)	(111)
	Other income	727	645	13	763
	Total income	604	529	14	652
	Operating expenses	(257)	(256)		(242)
	Profit before tax and fair value unwind	347	273	27	410

Profit before tax and fair value unwind by business unit
New business profit	– insurance business1	201	166	21	166
	– investment business1	(33)	(34)	3	(31)
	Total new business profit	168	132	27	135
	Existing business profit	178	234	(24)	230
	Experience and assumption changes	1	(93)		45
	Profit before tax and fair value unwind	347	273	27	410

	Life, Pensions and Investments sales (PVNBP)	5,595	6,151	(9)	4,165

1
As required under IFRS, products are split between insurance and investment contracts depending on the level of insurance risk contained.  For insurance contracts, the new business profit includes the net present value of profits expected to emerge over the lifetime of the contract, including profits anticipated in periods after the year of sale; for investment contracts the figure reflects the profit in the year of sale only, after allowing for the deferral of initial income and expenses.  Consequently the recognition of profit for investment contracts is deferred relative to insurance contracts.

LLOYDS BANKING GROUP PLC

INSURANCE (continued)

Life, Pensions and Investments UK (LP&I UK) delivered profit growth, before tax and fair value unwind, of £74 million, or 27 per cent, although the first half of 2010 included a £70 million charge from the Group’s decision to cease writing new PPI business.  Excluding this charge, profit before tax and fair value unwind increased by £4 million or 1 per cent.

Total new business profit increased by £36 million, or 27 per cent, to £168 million.  The increase is primarily attributable to the focus on value over volume initiated as part of the post-integration strategy.  The integration of the intermediary sales forces in 2009, including the repositioning of the product set, is now resulting in increased Corporate Pensions sales (62 per cent higher than for the period ended 30 June 2010 on a PVNBP basis).  The launch of the integrated bancassurance proposition in June 2010 has resulted in the continuing change in mix within the bancassurance channel away from savings products towards more profitable protection business.

Existing business profit decreased by £56 million, or 24 per cent, to £178 million.  The decrease predominantly reflects the impact of the Group’s decision to cease writing new PPI business in the second half of 2010, a reduction in the assumed rate of return, and a lower volume of shareholder net assets earning returns as a result of capital repatriation initiatives in 2010.

The charge in respect of experience and assumption changes reduced from a charge of £93 million in the first half of 2010 to a credit of £1 million in the first half of 2011.  The reduction mainly reflects the absence of the £70 million charge in 2010 from the Group’s decision to cease writing new PPI business.  The absence of the 2010 charge was partially offset by a degree of adverse short-term persistency experience in the period.

The capital positions of the UK life insurance companies within the Insurance division remain robust.  The estimated Insurance Groups Directive (IGD) capital surplus for the Scottish Widows insurance group was £1.2 billion (31 December 2010: £1.3 billion), and the estimated IGD capital surplus for the HBOS insurance group was £1.7 billion (31 December 2010: £1.6 billion).

European business
Profit before tax decreased by £9 million, 47 per cent, to £10 million.  Although sales (PVNBP) have decreased by 7 per cent from first half of 2010, the campaign ‘Heidelberger Leben Goes Mainstream Market’ which was launched in April 2010, and which aims to position HLE as a key provider for independent brokers, resulted in a doubling of sales in this segment in the first half of the year compared to the first half of 2010.

LLOYDS BANKING GROUP PLC

INSURANCE (continued)

New business
In the bancassurance channel the reduction reflects a change in mix away from savings products towards more profitable protection business. Sales of OEICs were further adversely affected by a reduction in the volume of capital protected product sales.  However, sales of protection products increased by 33 per cent.

Within the intermediary channel the increase of £474 million, or 15 per cent, mainly reflects strong sales of corporate pensions in LP&I UK.

The direct channel, although relatively small at this time, is performing well and is being developed for future growth.

An analysis of the present value of new business premiums (PVNBP) for business written by the Insurance division, split between the UK and European Life, Pensions and Investments businesses is given below:

		Half-year to 30 June 2011			Half-year to 30 June 2010		Change since 30 June 2010	Half-year to 31 Dec 2010
Analysis by product	UK	Europe	Total	UK	Europe	Total		Total
	£m	£m	£m	£m	£m	£m	%	£m

Protection	376	18	394	280	16	296	33	334
Payment protection	11	–	11	54	–	54	(80)	16
Savings and investments	633	99	732	925	112	1,037	(29)	895
Individual pensions	780	51	831	942	52	994	(16)	753
Corporate and other pensions	2,350	–	2,350	1,437	–	1,437	64	1,313
Retirement income	394	–	394	536	–	536	(26)	353
Managed fund business	58	–	58	70	–	70	(17)	107
Life and pensions	4,602	168	4,770	4,244	180	4,424	8	3,771
OEICs	993	–	993	1,907	–	1,907	(48)	726
Total	5,595	168	5,763	6,151	180	6,331	(9)	4,497

Analysis by channel
Bancassurance	1,850	–	1,850	2,956	–	2,956	(37)	1,476
Intermediary	3,407	168	3,575	2,921	180	3,101	15	2,776
Direct	338	–	338	274	–	274	23	245
Total	5,595	168	5,763	6,151	180	6,331	(9)	4,497

LLOYDS BANKING GROUP PLC

INSURANCE (continued)

Funds under management
The table below shows the funds of the Life, Pensions and Investment companies within the Insurance division.  These funds are predominantly managed within the Group by the Wealth and International division.

	Half-year to 30 June 2011	Half-year to 30 June 2010	Half-year to 31 Dec 2010
	£bn	£bn	£bn

Opening funds under management	133.1	122.1	123.2

UK business
Premiums	5.6	6.3	4.9
Claims and surrenders	(7.5)	(8.1)	(6.8)
Net outflow of business	(1.9)	(1.8)	(1.9)
Investment return, expenses and commission	2.3	(0.6)	11.1
Other movements1	–	4.1	0.2
Net movement	0.4	1.7	9.4

European business
Net movement	0.1	(0.1)	0.5

Dividends and capital repatriation	(0.3)	(0.5)	–
Closing funds under management	133.3	123.2	133.1

Managed by the Group	107.6	103.4	109.3
Managed by third parties	25.7	19.8	23.8
Closing funds under management	133.3	123.2	133.1

1	Other movements in funds under management incorporate alignment changes and the inclusion of managed pension funds.

LLOYDS BANKING GROUP PLC

INSURANCE (continued)

General Insurance
	Half-year to 30 June 2011	Half-year to 30 June 2010	Change	Half-year to 31 Dec 2010
	£m	£m	%	£m

Home insurance
Underwriting income (net of reinsurance)	449	455	(1)	467
Commission receivable	38	35	9	40
Commission payable	(67)	(70)	4	(65)
	420	420		442
Payment protection insurance
Underwriting income1	185	292	(37)	252
Commission receivable	38	(23)		50
Commission payable	(152)	(134)	(13)	(184)
	71	135	(47)	118
Other
Underwriting income (net of reinsurance)	2	3	(33)	3
Commission receivable	13	22	(41)	28
Commission payable	(2)	(9)	78	(6)
Other (including investment income)	4	(9)		(25)
	17	7		–
Net operating income	508	562	(10)	560
Claims paid on insurance contracts (net of reinsurance)	(198)	(261)	24	(281)
Operating income, net of claims	310	301	3	279
Operating expenses	(96)	(106)	9	(102)
Profit before tax and fair value unwind	214	195	10	177

Combined ratio	73%	77%		80%

1	The Group ceased writing new PPI business on 23 July 2010. Underwriting income therefore relates primarily to existing business.

Profit before tax and fair value unwind from General Insurance increased by 10 per cent to £214 million.  The increase was primarily due to improved unemployment and freeze claims period-on-period, after taking account of continuing lower income as a result of the Group ceasing to write new PPI business on 23 July 2010.

Total income for home insurance was in line with the first half of 2010 at £420 million and reflects the maturity and competitiveness of the market.

Reduced claims of £198 million, 24 per cent lower than in the first half of 2010, mainly reflect lower unemployment claims combined with favourable experience on the home book as the freeze events in January 2011 were less severe than those of January 2010.  Claims continue to be positively impacted by a reduction in the size of the book which has resulted in lower claims overall.

Operating expenses decreased by £10 million, or 9 per cent, to £96 million primarily as a result of the continuing delivery of integration savings and a continued focus on cost management.

LLOYDS BANKING GROUP PLC

GROUP OPERATIONS

	Half-year to 30 June 2011	Half-year to 30 June 20101	Change since 30 June 2010	Half-year to 31 Dec 20101
	£m	£m	%	£m

Net interest income	(29)	(36)	19	(36)
Other income	23	15	53	34
Total income	(6)	(21)	71	(2)

Direct costs:
Information technology	(551)	(609)	10	(598)
Operations	(303)	(319)	5	(319)
Property	(467)	(486)	4	(483)
Procurement	(28)	(30)	7	(29)
Support functions	(48)	(52)	8	(56)
	(1,397)	(1,496)	7	(1,485)
Result before recharges to divisions	(1,403)	(1,517)	8	(1,487)
Total net recharges to divisions	1,341	1,460	(8)	1,478
Share of results of joint ventures and associates	–	1		2
Loss before tax	(62)	(56)	(11)	(7)

1	2010 comparative figures have been amended to reflect the impact of centralising operations across the Group as part of the integration programme.

Financial performance
2011 direct costs decreased by £99 million, or 7 per cent, to £1,397 million reflecting the continued focus on cost management and the delivery of integration synergy savings.

Information Technology costs decreased by 10 per cent, with integration savings offsetting inflationary rises.

Operations costs decreased by 5 per cent, through the continuing rationalisation of our major Operations functions.

Group Property costs decreased by 4 per cent, with the continuing consolidation of the heritage property portfolios delivering further integration benefits.

Procurement costs decreased by 7 per cent, reflecting the impact of negotiated lower third party costs on centrally managed contracts.  In addition, Procurement has helped to deliver Group-wide synergies.

LLOYDS BANKING GROUP PLC

CENTRAL ITEMS

	Half-year to 30 June 2011	Half-year to 30 June 2010	Half-year to 31 Dec 2010
	£m	£m	£m

Net interest expense	(173)	(296)	(527)
Other income	(414)	840	(442)
Total income	(587)	544	(969)
Operating expenses	(65)	(117)	10
Trading surplus	(652)	427	(959)
Share of results of joint ventures and associates	–	1	1
(Loss) profit before tax and fair value unwind	(652)	428	(958)
Fair value unwind	(536)	(866)	(580)
Loss before tax	(1,188)	(438)	(1,538)

Central items include income and expenditure not recharged to the divisions, including the costs of certain central and head office functions and the financial impact of hedge accounting.

Net interest expense improved by £123 million to £173 million.  This improvement came primarily from other interest rate risk management activities in the banking book and a lower unwind expense from terminated hedge relationships, offset by an increase in unrecovered wholesale funding costs.

Other income decreased by £1,254 million to £(414) million.  Liability management gains of £423 million arose on transactions undertaken in 2010 as part of the Group's management of capital, which exchanged certain debt securities for ordinary shares or other debt instruments.  There were no comparable transactions in 2011.  In addition, there was a £428 million adverse change in the mark-to-market movement arising from the equity conversion feature of the Group’s Enhanced Capital Notes, along with a £497 million adverse movement within Banking Volatility.

Operating expenses reduced by £52 million to £65 million primarily due to lower pension costs held centrally.

Fair value unwind reduced by £330 million to £(536) million primarily due to the effect of liability management transactions and deal maturities leading to a reduced amortisation rate.

LLOYDS BANKING GROUP PLC

ADDITIONAL INFORMATION ON A COMBINED BUSINESSES BASIS (UNAUDITED)

1.	Basis of preparation of combined businesses information

Readers should be aware that the combined businesses basis has been presented for comparative purposes only and is neither intended to provide proforma information nor to show the results of the Group as if the acquisition of HBOS had taken place at an earlier date.

Comparisons of results on a statutory basis are of reduced benefit due to a number of factors.  In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on a 'combined businesses' basis.  The key principles adopted in the preparation of the combined businesses basis of reporting are described below.

•	In order to reflect the impact of the acquisition of HBOS, the following adjustments have been made:

–	the amortisation of purchased intangible assets has been excluded; and

–	the unwind of acquisition-related fair value adjustments is shown as one line in the combined businesses income statement.

•	In order to better present the business performance the following items, not related to acquisition accounting, have also been excluded:

–	integration costs;

–	insurance and policyholder interests volatility;

–	curtailment gains and losses in respect of the Group’s defined benefit pension schemes;

–	the customer goodwill payments provision;

–	the payment protection insurance provision;

–	sale costs in respect of the EU mandated retail business disposal (Project Verde); and

–	loss on disposal of businesses.

The following tables set out a reconciliation from the statutory (IFRS) results to the combined business results.

LLOYDS BANKING GROUP PLC

1.	Basis of preparation of combined businesses information (continued)

		Removal of:
Half-year to 30 June 2011	Lloyds Banking Group statutory	Acquisition related items1	Volatility arising in insurance businesses	Insurance gross up	Fair value unwind	Combined businesses
	£m	£m	£m	£m	£m	£m

Net interest income	5,989	–	(10)	102	297	6,378
Other income	10,214	–	187	(5,332)	(1,071)	3,998
Total income	16,203	–	177	(5,230)	(774)	10,376
Insurance claims	(5,349)	–	–	5,151	–	(198)
Total income, net of insurance claims	10,854	–	177	(79)	(774)	10,178
Operating expenses	(6,428)	978	–	79	39	(5,332)
Trading surplus (deficit)	4,426	978	177	–	(735)	4,846
Impairment	(4,491)	–	–	–	(931)	(5,422)
Share of results of joint ventures and associates	14	–	–	–	(2)	12
Fair value unwind		–	–	–	1,668	1,668
(Loss) profit before tax	(51)	978	177	–	–	1,104

1	Comprises integration costs (£642 million) and the amortisation of purchased intangibles (£289 million) and EU mandated retail business disposal costs (£47 million).

		Removal of:
Half-year to 30 June 2010	Lloyds Banking Group statutory	Acquisition related items including pension curtailment gain1	Volatility arising in insurance businesses	Insurance gross up	Fair value unwind	Combined businesses
	£m	£m	£m	£m	£m	£m

Net interest income	7,038	–	11	(321)	183	6,911
Other income	8,742	–	188	(2,686)	(413)	5,831
Total income	15,780	–	199	(3,007)	(230)	12,742
Insurance claims	(3,189)	–	–	2,926	2	(261)
Total income, net of insurance claims	12,591	–	199	(81)	(228)	12,481
Costs:
Operating expenses	(5,609)	56	–	81	37	(5,435)
Impairment of tangible fixed assets	(202)	52	–	–	–	(150)
	(5,811)	108	–	81	37	(5,585)
Trading surplus (deficit)	6,780	108	199	–	(191)	6,896
Impairment	(5,423)	–	–	–	(1,131)	(6,554)
Share of results of joint ventures and associates	(61)	–	–	–	(1)	(62)
Fair value unwind		–	–	–	1,323	1,323
Profit before tax	1,296	108	199	–	–	1,603

1	Comprises integration costs (£804 million), the amortisation of purchased intangibles (£323 million) and the pension curtailment gain (£1,019 million).

LLOYDS BANKING GROUP PLC

1.	Basis of preparation of combined businesses information (continued)

		Removal of:
Half-year to 31 Dec 2010	Lloyds Banking Group statutory	Acquisition related items including pension curtailment loss1	Volatility arising in insurance businesses	Insurance gross up	Payment protection insurance provision, customer goodwill payments provision and loss on disposal of businesses2	Fair value unwind	Combined businesses
	£m	£m	£m	£m	£m	£m	£m

Net interest income	5,508	–	15	1,270	–	118	6,911
Other income	22,179	–	(520)	(16,476)	–	(850)	4,333
Total income	27,687	–	(505)	(15,206)	–	(732)	11,244
Insurance claims	(15,322)	–	–	15,041	–	–	(281)
Total income, net of insurance claims	12,365	–	(505)	(165)	–	(732)	10,963
Operating expenses	(10,659)	1,264	–	165	3,700	37	(5,493)
Trading surplus (deficit)	1,706	1,264	(505)	–	3,700	(695)	5,470
Impairment	(5,529)	–	–	–	–	(1,098)	(6,627)
Share of results of joint ventures and associates	(27)	–	–	–	–	(2)	(29)
Loss on disposal of businesses	(365)	–	–	–	365	–	–
Fair value unwind		–	–	–	–	1,795	1,795
(Loss) profit before tax	(4,215)	1,264	(505)	–	4,065	–	609

1	Comprises integration costs (£849 million), the amortisation of purchased intangibles (£306 million) and the pension curtailment loss (£109 million).
2	Comprises the payment protection insurance provision (£3,200 million), the customer goodwill payments provision (£500 million) and the loss on disposal of businesses (£365 million).

LLOYDS BANKING GROUP PLC

2.	Banking net interest margin

	Half-year to 30 June 2011	Half-year to 30 June 2010	Half-year to 31 Dec 2010
	£m	£m	£m

Banking net interest margin
Banking net interest income	6,211	6,646	6,740

Average interest-earning assets	604,804	644,701	630,190

Banking net interest margin	2.07%	2.08%	2.12%

Average interest-earning assets, which are calculated gross of related impairment allowances, relate solely to customer and product balances in the banking businesses on which interest is earned.

A reconciliation of banking net interest income to Group net interest income showing the items that are excluded in determining banking net interest income follows:

	Half-year to 30 June 2011	Half-year to 30 June 2010	Half-year to 31 Dec 2010
	£m	£m	£m

Banking net interest income – combined businesses	6,211	6,646	6,740
Insurance division	(142)	(136)	(127)
Other net interest income (including trading activity)	309	401	298
Group net interest income – combined businesses	6,378	6,911	6,911

Fair value unwind	(297)	(183)	(118)
Insurance gross up	(102)	321	(1,270)
Volatility arising in insurance businesses	10	(11)	(15)
Group net interest income – statutory	5,989	7,038	5,508

LLOYDS BANKING GROUP PLC

3.	Integration costs and benefits

The Group is on schedule to substantially complete the integration programme in the autumn of this year, and to deliver run-rate cost synergies and other operating efficiencies of £2 billion per annum from the programme by the end of 2011.

The sustainable run-rate synergies achieved as at 30 June 2011 totalled £1,750 million, excluding a number of one-off savings.  The table below analyses the run-rate synergies as at 30 June 2011 by division and the 2011 target run-rate of £2 billion.

	2011
	Synergy run-rate as at 30 June 2011	Allocation of Group Operations run-rate to divisions	Run-rate by market facing division	Target run-rate by market facing division
	£m	£m	£m	£m

Retail	319	346	665	867
Wholesale and Commercial	293	197	490	532
Wealth and International	263	30	293	242
Insurance	179	52	231	239
Group Operations	657	(657)	–	–
Central items	39	32	71	120
Total	1,750	–	1,750	2,000

Cost synergies continue to be delivered through the integration of HBOS operations, processes and IT systems.  These synergies arise through procurement; property; IT cost savings and job reductions, of which 28,000 have been announced to date.

A key final step to completing the programme is the migration of HBOS retail and commercial customer accounts to the Lloyds TSB IT platform.  This significant programme is now in the final stages of testing and is expected to be completed in the autumn.  The completion of integration moves the Group to a single platform which is a key enabler for many of the transformational initiatives announced as part of the Strategic Review at the end of June 2011.

Integration costs of £642 million were incurred in the half-year and have been excluded from the combined businesses results.  This brings the total integration costs since the HBOS acquisition to £3,391 million.

LLOYDS BANKING GROUP PLC

4.	Impairment charge

	Half-year to 30 June 2011	Half-year to 30 June 2010	Half-year to 31 Dec 2010
	£m	£m	£m
Retail:
Secured	295	53	239
Unsecured	878	1,282	1,173
Total Retail	1,173	1,335	1,412
Wholesale	1,509	2,748	1,107
Commercial	159	189	182
Wealth and International	2,528	2,227	3,758
Total impairment losses on loans and advances to customers	5,369	6,499	6,459
Loans and advances to banks	–	(6)	(7)
Debt securities classified as loans and receivables	17	15	42
Available-for-sale financial assets	32	49	66
Other credit risk provisions	4	(3)	67
Total impairment charge	5,422	6,554	6,627

Charge for impairment losses on loans and advances to customers as % of average lending (annualised):
Retail:
Secured	0.18%	0.03%	0.14%
Unsecured	6.46%	8.27%	7.94%
Total Retail	0.65%	0.72%	0.76%
Wholesale	2.02%	3.11%	1.31%
Commercial	1.07%	1.28%	1.19%
Wealth and International	7.89%	6.56%	11.29%
Total	1.77%	2.01%	2.02%

LLOYDS BANKING GROUP PLC

5.	Volatility arising in insurance businesses

The Group's statutory result is affected by insurance volatility, caused by movements in financial markets, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group’s tax charge.

In the first half of 2011 the Group’s statutory loss before tax included negative insurance and policyholder interests volatility totalling £177 million compared to negative volatility of £199 million in the first half of 2010.

Volatility comprises the following:
	Half-year to 30 June 2011	Half-year to 30 June 2010
	£m	£m

Insurance volatility	(69)	(162)
Policyholder interests volatility1	(106)	(91)
Total volatility	(175)	(253)
Insurance hedging arrangements	(2)	54
Total	(177)	(199)

1	Includes volatility relating to the Group’s interest in St James’s Place.

Insurance volatility
The Group’s insurance businesses have liability products that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which are subject to variations in their value.  The value of the liabilities does not move exactly in line with changes in the value of the investments, yet IFRS requires that the changes in both the value of the liabilities and investments be reflected within the income statement.  As these investments are substantial and movements in their value can have a significant impact on the profitability of the Group, management believes that it is appropriate to disclose the division’s results on the basis of an expected return in addition to results based on the actual return.

The expected sterling investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historical investment return differentials, are set out below:

United Kingdom (Sterling)	2011	2010	2009
	%	%	%

Gilt yields (gross)	3.99	4.45	3.74
Equity returns (gross)	6.99	7.45	6.74
Dividend yield	3.00	3.00	3.00
Property return (gross)	6.99	7.45	6.74
Corporate bonds in unit-linked and with-profit funds (gross)	4.59	5.05	4.34
Fixed interest investments backing annuity liabilities (gross)	4.78	5.30	5.72

The impact on the results due to the actual return on these investments differing from the expected return (based upon economic assumptions made at the beginning of the year) is included within insurance volatility.  Changes in market variables also affect the realistic valuation of the guarantees and options embedded within the With Profits Funds, the value of the in-force business and the value of shareholders’ funds.

LLOYDS BANKING GROUP PLC

5.	Volatility arising in insurance businesses (continued)

The negative insurance volatility during the six months ended 30 June 2011 in the Insurance division was £69 million, primarily reflecting lower cash returns compared to long-term expectations.  The more adverse charge in the first half of 2010 was primarily driven by a deterioration in equity markets which has not been experienced in the current period.

Group hedging arrangements
To protect against further deterioration in equity market conditions, and the consequent negative impact on the value of in-force business on the Group balance sheet, the Group purchased put option contracts in 2010, financed by selling some upside potential from equity market movements.  These expired on 21 January 2011.  The charge for these options was £4 million.  New protection against significant market falls was acquired in January 2011 to replace the expired contracts.  There was no initial cost associated with these hedging arrangements.  On a mark-to-market valuation basis a gain of £2 million was recognised in relation to the new contracts in 2011.  The 2011 option contracts expire on 20 January 2012.

Policyholder interests volatility
The application of accounting standards results in the introduction of other sources of significant volatility into the pre-tax profits of the life, pensions and investments business.  In order to provide a clearer representation of the performance of the business, and consistent with the way in which it is managed, adjustments are made to remove this volatility from underlying profits.  The effect of these adjustments is separately disclosed as policyholder interests volatility; there is no impact upon profit attributable to equity shareholders over the long term.

The most significant of these additional sources of volatility is policyholder tax.  Accounting standards require that tax on policyholder investment returns should be included in the Group’s tax charge rather than being offset against the related income.  The impact is, therefore, to either increase or decrease profit before tax with a corresponding change in the tax charge.  Over the longer term the charges levied to policyholders to cover policyholder tax on investment returns and the related tax provisions are expected to offset.  In practice timing and measurement differences exist between provisions for tax and charges made to policyholders.  Consistent with the normalised approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility.  Other sources of volatility include the minorities’ share of the profits earned by investment vehicles which are not wholly owned by the long-term assurance funds.

During the six months to 30 June 2011, the statutory results before tax in both the Insurance and Wealth and International divisions included a charge to other income which relates to policyholder interests volatility totalling £106 million (half-year to 30 June 2010: £91 million charge).  This charge included the impact of deferred tax asset impairments due to less optimistic economic forecasts and changes in expected policyholder tax provisions.  Policyholder tax liabilities decreased during the first half of 2011 and led to a tax credit during the period.

LLOYDS BANKING GROUP PLC

6.	Number of employees (full-time equivalent)
	As at 30 June 2011	As at 31 Dec 2010

Retail	54,714	53,839
Wholesale	11,376	12,067
Commercial	6,110	6,034
Wealth and International	8,307	8,348
Insurance	9,433	9,764
Group Operations	19,564	18,465
Central items	2,841	2,881
	112,345	111,398
Agency staff (full-time equivalent)	(8,486)	(7,168)
Total number of employees (full-time equivalent)	103,859	104,230

LLOYDS BANKING GROUP PLC

RISK MANAGEMENT

The income statement numbers in this section have been presented on a combined businesses basis.

LLOYDS BANKING GROUP PLC

RISK MANAGEMENT APPROACH

There have been no material changes to the Group’s approach to risk management as described in the risk management report within the Lloyds Banking Group Form 20-F for the year ended 31 December 2010.

PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties facing the Group for the remaining six months of the year are set out below, together with details of how they have evolved during the first half of the 2011 and continue to be actively managed by the Group.

Economy
The global economic recovery has slowed in the first half of 2011.  Sharp increases in the price of oil and other commodities across the turn of the year, driven by emerging market strength in 2010, have impacted consumers’ disposable incomes across the world and led to tighter monetary policy in emerging markets.  Earlier fiscal stimulus in the US economy has now come to an end, and fiscal tightening is underway across Europe, particularly sharply in the most highly indebted countries.  Whilst many advanced economies need an improvement in their net external trade position to offset weak consumer and government spending, current emerging market economic policies are not fully geared towards providing a strong engine of global growth through raising their own domestic demand.  Highly indebted Eurozone countries are struggling to generate the growth needed to put their debt levels on a sustainable path given the scale of near-term austerity measures also required and the lack of help in the adjustment from interest rates or the exchange rate.  Greece has required a second bail-out, agreed at the 21 July 2011 Eurozone summit meeting, but it is still unclear that it will be able eventually to service all its debt, so financial markets remain volatile and risk of contagion to other countries is unlikely to dissipate near-term.

All these factors together suggest that the global recovery is likely to continue to be weak and hesitant in comparison to other post-war recoveries.  The degree of weakness in early 2011 was also exacerbated by the Japanese earthquake and tsunami, which has disrupted global manufacturing supply chains and caused some loss of production.

Current data show that the UK economy experienced very little underlying growth over the nine months to end of the second quarter of 2011.  Consumer confidence and spending was hit by the fall in real disposable incomes.  House prices have been falling gradually and commercial property prices have flattened off.  Nevertheless, employment has continued to rise and our customers’ current account transactions suggest that the underlying trend in households’ income growth began to improve during the second quarter of 2011.

The Group’s central scenario is for modest recovery to continue, assuming the recent Eurozone agreement on sovereign debt is enacted quickly and followed up by further measures for Greece.  For the UK, the current projection reflected in our outlook, of 1.5 per cent Gross Domestic Product (GDP) growth in 2011 and 2.3 per cent in 2012 is broadly in line with consensus.  Households’ real spending growth should begin to improve as the squeeze from high inflation begins to reduce towards the end of the year.  Net exports should continue to rise, reflecting the weakness of sterling.  Unemployment should decline slowly, with companies reducing cost ratios through continued low wage growth.  But with underlying inflationary pressures higher than before the recession, as the economy becomes more stable interest rates will need to rise gradually, and will act as a restraint on the recovery.  Further improvements in the corporate failure rate are expected to be only gradual to the end of 2012.  Both residential and commercial property prices are expected to end this year 2 per cent lower than at the end of 2010, and then rise only very slowly.

LLOYDS BANKING GROUP PLC

Economy (continued)

The US economic recovery is assumed to continue in the second half of 2011, as production recovers from the impacts of the Japanese earthquake, and in the Eurozone there is expected to be a continuing wide divergence between recovery in the stronger low-deficit countries and the higher deficit countries that will struggle to grow at all.  The Irish economy, to which we have exposure, is expected to be only flat in 2011, and will not return to its pre-recession growth rate.  House prices there are expected to fall by 10 per cent during 2011 and slightly further in 2012; commercial property prices are expected to fall further during 2011, but be flat over 2012.

Downside risks around this scenario remain significant.  Further increases in inflation could damage already weak consumer confidence, or result in earlier increases in interest rates if wage growth started to respond.  Financial markets may remain unstable and continue to put extra pressure on other Eurozone economies outside Greece, given that current measures may fall short of solving Greece’s problems.  Since any shock to growth would also worsen the outlook for both public finances and bank capital and funding, a relatively small initial shock could throw economies onto a much weaker path as governments are forced to tighten fiscal policy even further or financial institutions are constrained in their ability to lend.  A ‘double-dip’ scenario – a second shallower recession following closely the one that the economy is just emerging from – would result in further significant increases in corporate failures and unemployment during late 2011 and through 2012.  In addition, residential and commercial property would suffer a second period of falling prices, tenant defaults would increase and central banks would have limited ability to cushion the downturn.

Impact on the Group’s markets
Mortgage market balances outstanding grew by just 0.2 per cent in the year to May, after 0.4 per cent growth in the year to end 2010.  Unsecured consumer borrowing has, however, begun to pick up slightly from its extremely weak levels of 2010, although it is still very weak compared to longer term trends.  Deposit market growth has also remained low, with growth in balances slowing to 2.1 per cent in May 2011 from 3 per cent at end 2010, as deteriorating disposable incomes have squeezed savings flows.

Businesses also continue to reduce their indebtedness.  Non-financial corporations have continued to reduce borrowing so far in 2011.  Rising profits and weak investment spending boosted companies’ deposit growth in the latter part of 2009 and the first half of 2010, but deposits are now declining slowly.

Low interest rates have been a key benefit to consumers and businesses.  Arrears and defaults rose by much less during the recession than in previous recessions, and began to improve in 2010 despite the weakness of the recovery in the economy.  The number of individual insolvencies during the second half of 2010 was 8.9 per cent lower than a year earlier, and 15.5 per cent lower than a year earlier in the first quarter of 2011.  The number of company liquidations in England and Wales rose in the first quarter of 2011, however, by 3.7 per cent from the fourth quarter of 2010 level, although they remain almost 18 per cent down from the mid 2009 peak and the failure of active companies has remained flat at 0.7 per cent.

We expect that a continuation of subdued economic recovery will be accompanied by a period of modest growth in the Group’s core markets for several years.  Consumers and businesses will continue to deleverage slowly.  Retail deposit growth will be limited by the pressure on consumers’ disposable incomes from relatively high inflation and cuts in welfare benefits.  Arrears trends should continue to improve, but less quickly than in 2010.

LLOYDS BANKING GROUP PLC

Liquidity and funding

Liquidity and funding continues to remain a key area of focus for the Group and the industry as a whole.  Like all major banks, the Group is dependent on confidence in the short and long term wholesale funding markets.  Should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding, its ability to fund its financial obligations could be impacted.

The combination of right-sizing the balance sheet and continued development of the retail deposit base has seen the Group’s wholesale funding requirement significantly reduce in the past two years.  The progress the Group has made to date in diversifying its funding sources has further strengthened its funding base.

During the first half of 2011 the Group accelerated term funding initiatives and the run down of certain non-core asset portfolios allowing a further reduction in total Government and central bank facilities.  The ratio of customer loans to deposits improved to 144 per cent compared with 154 per cent at 31 December 2010.  Loans and advances reduced by £21.4 billion and customer deposits increased by £12.4 billion.

The second quarter of 2011 has seen funding markets’ risk appetite reduce as a result of escalating European sovereign concerns.  During this period the Group has continued to fund successfully with no material change to the Group’s short-term maturity profile.  The Group anticipates that wholesale markets will remain vulnerable to periods of disruption and to mitigate this risk has deliberately pre-funded much of the year’s term funding requirement during the first half.

The Group term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total wholesale funding) of 49 per cent was broadly stable (50 per cent at 31 December 2010).  The wholesale funding position includes debt issued under the legacy Government Credit Guarantee Scheme, for which the last maturity will occur in October 2012.

The Group has maintained its liquidity levels in excess of the ILG regulatory minimum (FSA’s Individual Liquidity Adequacy Standards) at all times.  Funding projections show the Group will achieve the proposed Basel 3 liquidity and funding metrics in advance of expected implementation dates.  The Liquidity Coverage Ratio is due to be implemented on 1 January 2015 and the Net Stable Funding Ratio has a 1 January 2018 implementation date.

The key dependencies on successfully funding the Group’s balance sheet include the continued functioning of the money and capital markets; successful right-sizing of the Group’s balance sheet; the repayment of the Government Credit Guarantee Scheme facilities in accordance with the agreed terms; no more than limited further deterioration in the UK’s and the Group’s credit rating; and no significant or sudden withdrawal of deposits resulting in increased reliance on money markets.  Additionally, the Group has entered into a number of EU state aid related obligations to achieve reductions in certain parts of its balance sheet by the end of 2014.  These are assumed within the Group’s funding plan.  The requirement to meet this deadline may result in the Group having to provide funding to support these asset reductions and/or disposals and may also result in a lower price being achieved.

LLOYDS BANKING GROUP PLC

Liquidity and funding (continued)

Group funding position
	As at 30 June 2011	As at 31 Dec 2010	Change
	£bn	£bn	%

Funding Requirement
Loans and advances to customers1	568.1	589.5	(4)
Loans and advances to banks2	9.0	10.5	(14)
Debt securities	15.5	25.7	(40)
Available-for-sale financial assets – secondary3	16.2	25.7	(37)
Cash balances4	3.2	3.6	(11)
Funded assets	612.0	655.0	(7)
On balance sheet primary liquidity assets5
Reverse repos	23.3	7.3
Balances at central banks – primary4	52.0	34.5	51
Available-for-sale financial assets – primary	16.6	17.3	(4)
Held to maturity	7.8	7.9	(1)
Trading and other financial assets	1.2	–
	100.9	67.0	51
Other assets6	266.1	270.5	(2)
Total Group assets	979.0	992.5	(1)
Less: Other liabilities6	(228.6)	(232.3)
Funding requirement	750.4	760.2	(1)

Funded by
Customer deposits7	394.9	382.5	3
Wholesale funding	295.6	298.0	(1)
Group funding	690.5	680.5	1
Repos	14.4	35.1	(59)
Total equity	45.5	44.6	(2)
Total funding	750.4	760.2	(1)
1	Excludes £19.7 billion (31 December 2010: £3.1 billion) of reverse repos.
2	Excludes £15.3 billion (31 December 2010: £15.6 billion) of loans and advances to banks within the insurance businesses and £3.9 billion (31 December 2010: £4.2 billion) of reverse repos.
3	Secondary liquidity assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).
4	Cash balances and Balances at central banks – primary are combined in the Group's balance sheet.
5	Primary liquidity assets are FSA eligible liquid assets including UK Gilts, US Treasuries, Euro AAA government debt and unencumbered cash balances held at central banks.
6	Other assets and other liabilities primarily include balances in the Group's insurance businesses and the fair value of derivative assets and liabilities.
7	Excluding repos of £5.0 billion (31 December 2010: £11.1 billion).

LLOYDS BANKING GROUP PLC

Liquidity and funding (continued)

Group funding by type
	As at 30 June 2011	As at 30 June 2011	As at 31 Dec 2010	As at 31 Dec 2010
	£bn	%	£bn	%

Deposits from banks1	21.9	3.2	26.4	3.9
Debt securities in issue:1
Certificates of deposit	46.4	6.7	42.4	6.2
Commercial paper	27.3	4.0	32.5	4.8
Medium-term notes2	86.6	12.5	87.7	12.9
Covered bonds	39.1	5.6	32.1	4.7
Securitisation	37.1	5.4	39.0	5.7
	236.5	34.2	233.7	34.3

Subordinated liabilities1	37.2	5.4	37.9	5.6
Total wholesale funding3	295.6	42.8	298.0	43.8
Customer deposits	394.9	57.2	382.5	56.2
Total Group funding4	690.5	100.0	680.5	100.0

1	A reconciliation to the Group’s balance sheet is provided on page 59.
2	Medium term notes include £37.1 billion of funding from the Credit Guarantee scheme.
3	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.
4	Excluding repos and total equity.

Total wholesale funding is analysed by residual maturity as follows:

	As at 30 June 2011	As at 30 June 2011	As at 31 Dec 2010	As at 31 Dec 2010
	£bn	%	£bn	%

Less than one year	151.7	51.3	148.6	49.9
One to two years	29.4	9.9	46.8	15.7
Two to five years	60.6	20.5	52.3	17.6
More than five years	53.9	18.3	50.3	16.8
Total wholesale funding	295.6	100.0	298.0	100.0

LLOYDS BANKING GROUP PLC

Liquidity and funding (continued)

Term issuance
Going into 2011 the Group anticipated that periods of market volatility (as experienced in 2010) could recur and therefore leave the wholesale markets vulnerable to disruption.  To mitigate this, the Group deliberately pre-funded much of the Group’s term funding requirement in the first quarter.  At the half-year, the Group has completed in excess of three-quarters of its targeted annual wholesale term issuance for 2011 targeting periods when markets were open and receptive to new issues and using a broad mix of products and currencies.  As a result of this the Group is in position to be more selective as to which products and markets in which it will participate during the second half of 2011.

	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn

Covered bonds	1.3	–	2.2	–	3.5
Securitisation	1.3	2.1	1.7	0.2	5.3
Medium-term notes	0.2	4.3	2.6	2.5	9.6
Private placements1	2.5	0.4	3.5	0.4	6.8
Total Issuance	5.3	6.8	10.0	3.1	25.2

1	Private placements include structured bonds and term repos.

Liquidity portfolio
The table below illustrates the Group’s holding of highly liquid unencumbered assets.  This liquidity is available for deployment at immediate notice, subject to complying with regulatory requirements, and is a key component of the Group’s liquidity management process.

	As at 30 June 2011	As at 31 Dec 2010
	£bn	£bn

Primary liquidity1	100.9	97.5
Secondary liquidity2	117.5	62.4
Total	218.4	159.9

1	Primary liquidity is defined as FSA eligible liquid assets (UK Gilts, US Treasuries, Euro AAA government debt; unencumbered cash balances held at central banks).
2	Secondary liquidity comprises a diversified pool of highly rated unencumbered collateral (including retained issuance).

Following the introduction of the FSA’s Individual Liquidity Guidance under ILAS (Individual Liquidity Adequacy Standard), the Group now manages its liquidity position as a coverage ratio (proportion of stressed outflows covered by primary liquid assets) rather than by reference to a quantum of liquid assets; the liquidity position reflects a buffer over the regulatory minimum.  The Group receives no recognition under ILAS for assets held for secondary liquidity purposes.

In addition to primary liquidity holdings the Group has significant capacity to apply for the Discount Window facility in the event of future liquidity problems.

LLOYDS BANKING GROUP PLC

Liquidity and funding (continued)

The following tables reconcile figures reported on page 57.

			As at 30 June 2011
	Included in funding analysis (above)	Repos	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	21.9	9.4	–	31.3
Debt securities in issue	236.5	–	(5.3)	231.2
Subordinated liabilities	37.2	–	(1.6)	35.6
Total wholesale funding	295.6	9.4
Customer deposits	394.9	5.0	–	399.9
Total	690.5	14.4

			As at 31 December 2010
	Included in funding analysis (above)	Repos	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	26.4	24.0	–	50.4
Debt securities in issue	233.7	–	(4.8)	228.9
Subordinated liabilities	37.9	–	(1.7)	36.2
Total wholesale funding	298.0	24.0
Customer deposits	382.5	11.1	–	393.6
Total	680.5	35.1

LLOYDS BANKING GROUP PLC

Credit risk – Group

As at 30 June 2011	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Retail	362,441	9,390	2.6	3,003	32.0
Wholesale	143,983	29,249	20.3	12,811	43.8
Commercial	29,694	2,993	10.1	933	31.2
Wealth and International	64,119	23,836	37.2	12,824	53.8
Hedging and other items	20,176	–	–	–	–
	620,413	65,468	10.6	29,571	45.2
Impairment provisions	(29,571)
Fair value adjustments	(2,999)
Total Group	587,843

As at 31 December 2010
Retail	368,981	9,750	2.6	3,096	31.8
Wholesale	158,002	31,658	20.0	14,863	46.9
Commercial	29,649	2,856	9.6	992	34.7
Wealth and International	66,368	20,342	30.7	10,684	52.5
Hedging and other items	3,378	–	–	–	–
	626,378	64,606	10.3	29,635	45.9
Impairment provisions	(29,635)
Fair value adjustments	(4,146)
Total Group	592,597

1	Impairment provisions include collective unimpaired provisions.

Total impairment charge	Half-year to 30 June 2011	Half-year to 30 June 2010	Change	Half-year to 31 Dec 2010
	£m	£m	%	£m

Retail	1,173	1,335	12	1,412
Wholesale	1,557	2,801	44	1,263
Commercial	160	190	16	192
Wealth and International	2,532	2,228	(14)	3,760
Total impairment charge	5,422	6,554	17	6,627

Total impairment charge comprises:
	Half-year to 30 June 2011	Half-year to 30 June 2010	Change	Half-year to 31 Dec 2010
	£m	£m	%	£m

Total impairment losses on loans and advances to customers	5,369	6,499	17	6,459
Loans and advances to banks	–	(6)		(7)
Debt securities classified as loans and receivables	17	15	(13)	42
Available-for-sale financial assets	32	49	35	66
Other credit risk provisions	4	(3)		67
Total impairment charge	5,422	6,554	17	6,627

LLOYDS BANKING GROUP PLC

Credit risk – Group (continued)

Overview

•
The Group achieved a reduction in its impairment charge in the first half of 2011 to £5,422 million (from £6,554 million in the first half of 2010 and £6,627 million in the second half of 2010), due to the stabilisation of the UK economic environment (including UK corporate real estate prices), together with continued low UK interest rates and effective portfolio management.

•
Prudent, ‘through the cycle’ credit policies and procedures are in place throughout the Group, focusing on development of enduring client relationships.  As a result of this approach, the credit quality of new lending remains strong.  Very little new origination took place outside the UK.

•	The Group’s current level of impairment is being managed successfully in the current challenging economic environment by the Wholesale business support units and Retail collection and recovery units.

•
The Group’s exposure to Ireland is being closely managed.  In the first half, we have taken additional provisions in Ireland due to further falls in the commercial real estate market as previously anticipated.  We believe that further vulnerability exists.  A dedicated UK-based business support team is in place to manage the winding down of the Irish book.

Outlook – Group

Based on its latest economic assumptions of a continued modest UK recovery from recession, as set out on page 53, the Group expects an improved impairment charge in 2011 compared with 2010.  However, there are material downside risks to impairment charges, with a number of factors potentially causing cashflow stress and higher levels of default amongst wholesale customers into 2012.  These include, in the UK, fragile consumer and business confidence, potential interest rate and inflation rises and reduced consumer spending.  A ‘double-dip’ scenario – a second shallower recession following closely the one from which the economy is just emerging – also remains a downside risk.  This is because it would result in further significant increases in corporate failures and unemployment during late 2011 and through 2012, as well as causing a second period of falling prices for residential and commercial property and a likely rise in tenant defaults.

Downside risks from financial market instability are also significant.  Uncertainty over the best way forward for highly indebted Eurozone countries could keep financial markets volatile and the risk of contagion to other Eurozone countries is unlikely to dissipate near term.

The Group continues to monitor closely liquidity and economic conditions in its key overseas markets of Ireland and Australasia.  In Ireland, the fragility of the economy and political system could still cause further credit quality deterioration within the Group’s book as it winds down.  Australia, while benefiting from a commodities export boom, continues to be affected by deteriorating property markets in the geographic areas and property classes where the Group is exposed.

LLOYDS BANKING GROUP PLC

Credit risk – Group (continued)

Exposures to selected eurozone countries
On 15 July 2011 the European Banking Authority (EBA) announced the results of its EU-wide stress test conducted in cooperation with the FSA, the European Central Bank, the European Commission and the European Systemic Risk Board.  The EU-wide stress test, carried out across 90 banks covering over 65 per cent of the EU banking system total assets, sought to assess the resilience of European banks to severe shocks and their specific solvency in hypothetical stress events under certain restrictive conditions.  The Group’s core tier 1 capital ratio, when stressed in accordance with the EBA’s defined methodology, at 7.7 per cent, remains well above the capital benchmark required.

At about the same time as the EBA announcement, the FSA published draft proposals for disclosures to be made by UK banks at 30 June 2011 on direct sovereign debt and related exposures, to be shown by reference to accounting values; the Group has sought to adopt these proposals.

The Group has direct exposure to certain European countries which have been identified on the basis of their higher bond yields compared to the rest of the Eurozone and the UK – Belgium, Greece, Ireland, Italy, Portugal and Spain.  This is consistent with the countries recommended for disclosure by the FSA.

The Group manages its exposures to individual countries through authorised country limits which take into account economic, financial, political and social factors.  In addition the Group manages its indirect risks to the selected countries by establishing and monitoring risk limits for individual banks and financial institutions outside of these countries where they have direct exposures to the selected countries.  The profiles of these banks and financial institutions are monitored on a regular basis and exposures managed accordingly.

Sovereigns, banking groups and asset-backed securities

As at 30 June 2011	Direct sovereign	Banking groups	Asset- backed securities	Total
	£m	£m	£m	£m

Belgium	87	318	–	405
Greece	–	–	70	70
Ireland	–	366	373	739
Italy	35	1,780	48	1,863
Portugal	–	241	424	665
Spain	67	2,136	450	2,653
Total	189	4,841	1,365	6,395

Approximately half of the overall positions of £6.4 billion relate to structures where there are underlying assets securing the obligations (ABS or Covered Bonds); the balance are generally floating rate notes or short term unsecured money market exposures or general banking facilities.

Direct sovereign (including central banks)
As at 30 June 2011, the Group had minimal exposure, in aggregate, which could be considered to be direct recourse to the sovereign risk of Belgium, Greece, Ireland, Italy, Portugal and Spain.  This includes the national governments and central banks in these countries.  Direct sovereign exposures include those to the Export Credit Agencies for Italy and Spain.  Since 2009, the Group has proactively managed and reduced limits and exposures to these countries.

Undrawn committed facilities and contingents total £110 million.  Derivatives with sovereigns and sovereign referenced credit default swaps are immaterial.

LLOYDS BANKING GROUP PLC

Credit risk – Group (continued)

Banking groups
Exposures are to banking groups headquartered in these countries and their major subsidiaries and comprise:

As at 30 June 2011	Fixed and floating rate notes	Covered bonds	Money market, short-term and other exposures	Derivatives	Total
	£m	£m	£m	£m	£m

Belgium	242	–	77	(1)	318
Greece	–	–	–	–	–
Ireland	–	145	220	1	366
Italy	216	–	1,542	22	1,780
Portugal	–	150	90	1	241
Spain	163	1,584	370	19	2,136
Total	621	1,879	2,299	42	4,841

The Fixed and floating rate notes (FRNs) are all classified as available-for-sale financial assets and have an overall weighted maturity of less than two years.  They are all rated A- or better.  Further, in respect of the Spanish exposures a quarter matures in the autumn and the balance is government guaranteed.  They are shown at fair value with a charge of £6 million having been taken to available-for-sale reserves; no impairments have been recognised. There have been significant reductions in FRN positions during the first half of 2011 from £2,701 million at 31 December 2010 to £621 million at 30 June 2011.  The reductions have been a result of asset sales and maturities.

The covered bonds are ultimately secured on a pool of mortgage assets in the countries concerned; 80 per cent are AA- rated or better.  The bonds benefit from over-collateralisation and are all classified as available-for-sale financial assets, with an overall weighted maturity of approximately five years.  They are shown at fair value with a charge of £262 million having been taken to available-for-sale reserves; no impairments have been recognised.

Money market, short-term and other exposures are to major banks in the countries concerned.  These are predominantly short-term and include general banking facilities, money market and repo facilities.  No impairments are held against these exposures.  In addition there are unutilised money market lines and repo facilities of approximately £2.5 billion predominantly in respect of Spanish and Italian banks.  Bank limits have been closely monitored with amounts and tenors reduced where appropriate.  Of the exposures:

•	Italy – approximately 90 per cent of the exposure is to institutions rated at least A-.

•	Spain – approximately 80 per cent of the exposure is to institutions rated at least A-.

Derivatives are shown at fair value adjusted where master netting agreements exist and net of collateral of £191 million.  There are no credit default swap positions in place where the counterparty bank is domiciled in one of the selected Eurozone countries.  There are credit default swap positions referenced to banking groups domiciled in Italy (net long of £10 million) and Spain (net long of £2 million and net short of £6 million).

LLOYDS BANKING GROUP PLC

Credit risk – Group (continued)

Asset-backed securities
Asset-backed securities where the underlying assets are located in the countries concerned are analysed between those which are included in loans and receivables and those which are included in available-for-sale financial assets.  In the majority of cases the underlying assets are residential mortgages and the securities are predominantly A rated or higher.

As at 30 June 2011	Loans and receivables		Available- for-sale financial assets		Weighted average maturity
	Current carrying value	Fair value	Current carrying value	Total carrying value	Years
	£m	£m	£m	£m

Belgium	–	–	–	–	–
Greece	36	23	34	70	6
Ireland	170	135	203	373	8
Italy	33	36	15	48	2
Portugal	232	194	192	424	9
Spain	246	208	204	450	8
Total	717	596	648	1,365	8

The loans and receivables are held at amortised cost, net of £4 million impairment allowances.  The available-for-sale financial assets are shown at fair value with a charge of £202 million having been taken to available-for-sale reserves.  Significant reductions have been achieved during the first half of 2011 with the overall portfolio of asset-backed securities relevant to the selected countries reducing from £2,677 million at 31 December 2010 to £1,365 million at 30 June 2011 predominantly through asset sales.

Financial assets held for trading and assets held by insurance businesses

As at 30 June 2011	Financial assets held for trading	Assets held by Insurance businesses	Total
	£m	£m	£m

Belgium	1	477	478
Greece	–	–	–
Ireland	3	79	82
Italy	221	143	364
Portugal	21	–	21
Spain	149	211	360
Total	395	910	1,305

Financial assets held for trading
These exposures are a direct result of flows within the credit trading market-making business.  The exposure is made up of £85 million of corporates (predominantly utility companies), and £310 million financial positions.  These positions are managed on a relative value basis, held at fair value, marked to market with movements being taken through the profit and loss on a daily basis.  All positions are liquid and in line with trading policy.

LLOYDS BANKING GROUP PLC

Credit risk – Group (continued)

Assets held by insurance businesses
Within the Group’s insurance businesses, related exposures of £910 million are held outside the with profits and unit linked funds.  Approximately £250 million of these exposures relate to direct investments where the issuer is resident in Belgium, Spain, Italy or Ireland and the credit rating is consistent with the tight credit criteria defined under the appropriate investment mandate.  The remaining exposures relate to interests in two funds administered by SWIP (the Global Liquidity Fund and the Short Term Fund) where in line with the investment mandates, cash is invested in the money markets.

Corporate and retail exposures
The Group’s corporate and retail exposures to Belgium, Greece, Ireland, Italy, Portugal and Spain are classified as loans and receivables, and exclude undrawn commitments:

	Corporate exposures			Retail exposures
As at 30 June 2011	Loans and advances to customers	Impairment provisions	Net exposure	Loans and advances to customers	Impairment provisions	Net exposure
	£m	£m	£m	£m	£m	£m

Belgium	563	7	556	–	–	–
Greece	773	–	773	–	–	–
Ireland	17,210	7,958	9,252	7,920	886	7,034
Italy	173	1	172	–	–	–
Portugal	146	–	146	10	–	10
Spain	2,050	124	1,926	1,835	30	1,805
Total	20,915	8,090	12,825	9,765	916	8,849

Greek exposures
The exposures in Greece principally relate to shipping loans to Greek shipping companies where the assets are generally secured and the vessels operate in international waters; repayment is mainly dependent on international trade and the industry is less sensitive to the Greek economy.

Irish exposures
The gross exposure in Ireland excludes Irish lending to customers domiciled in the UK.  Further details on Irish exposures are provided on page 81.

Spanish corporate exposures
The corporate exposure in Spain is mainly local lending (85 per cent of the total Spanish exposures) comprising corporate loans and project finance facilities (77 per cent) and commercial real estate (23 per cent).  The corporate loans and project finance facilities have impaired lending of 3 per cent which is fully provided.  The commercial real estate is 22 per cent impaired, with a coverage ratio of 49 per cent.  The remaining 15 per cent represents loans extended by the Wholesale division to corporate and commercial real estate clients domiciled in Spain, with an impairment provision of £37 million.

Spanish retail exposures
The Spanish exposures are predominantly secured residential mortgages, where about half of the borrowers are expatriates.  The average marked-to-market loan-to-value is 63 per cent and impaired loans represent 5 per cent of the total exposures, with a coverage ratio of 30 per cent.

LLOYDS BANKING GROUP PLC

Credit risk – Retail

As at 30 June 2011	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing loans and advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Secured	336,446	6,695	2.0	1,697	25.3
Unsecured	25,995	2,695	10.4	1,306	48.5
Total gross lending	362,441	9,390	2.6	3,003	32.0
Impairment provisions	(3,003)
Fair value adjustments	(1,642)
Total Retail	357,796

As at 31 December 2010
Secured	341,069	6,769	2.0	1,589	23.5
Unsecured	27,912	2,981	10.7	1,507	50.6
Total gross lending	368,981	9,750	2.6	3,096	31.8
Impairment provisions	(3,096)
Fair value adjustments	(2,154)
Total Retail	363,731

1	Impairment provisions include collective unimpaired provisions.

	As at 30 June 2011	As at 31 Dec 2010
	£m	£m

Secured
Mainstream	260,805	265,368
Buy to let	47,272	46,356
Specialist	28,369	29,345
	336,446	341,069
Unsecured
Credit cards	10,543	11,207
Personal loans	12,915	13,881
Bank accounts	2,537	2,624
Others, including joint ventures	–	200
	25,995	27,912
Total Retail gross lending	362,441	368,981

LLOYDS BANKING GROUP PLC

Credit risk – Retail (continued)

Overview

•	The Retail impairment charge was £1,173 million, a decrease of £239 million, or 17 per cent, from the second half of 2010 and a decrease of £162 million, or 12 per cent, from the first half of 2010.

•
The decrease in the Retail impairment charge was driven by the unsecured portfolio as a result of the improved quality of new business and effective portfolio management.  The Retail impairment charge for loans and advances to customers, as a percentage of average loans and advances to customers, decreased to 0.65 per cent from 0.76 per cent in the second half of 2010.

•
Average loan-to-value on new mortgage lending in the first half of the year was 61.3 per cent (60.9 per cent for 2010) whilst the average indexed loan-to-value on the mortgage portfolio was 55.6 per cent (55.6 per cent at 31 December 2010).

•	The overall assets entering arrears in the first half of 2011, compared to the second half of 2010, was lower in both unsecured and secured lending.

Impairment charge
	Half-year to 30 June 2011	Half-year to 30 June 2010	Change	Half-year to 31 Dec 2010
	£m	£m	%	£m

Secured	295	53		239
Unsecured	878	1,282		1,173
Total impairment charge	1,173	1,335	12	1,412

Retail’s impairment charge decreased by £239 million to £1,173 million in the first half of 2011, compared with the second half of 2010, and decreased by £162 million, compared with the first half of 2010.  This improvement was driven primarily by the improved quality of new business and effective portfolio management, combined with the continued slow recovery of the economy.  Across Retail in the first half of 2011, there were fewer assets going into arrears compared to the second half of 2010.  The impairment charge on loans and advances to customers, as a percentage of average loans and advances to customers, decreased to 0.65 per cent from 0.76 per cent in the second half of 2010.

Impaired loans and provisions
Retail impaired loans decreased by £0.4 billion to £9.4 billion compared with 31 December 2010 and, as a percentage of closing loans and advances to customers, remained stable at 2.6 per cent compared to 31 December 2010.  Impairment provisions, as a percentage of impaired loans, increased to 32.0 per cent from 31.8 per cent at 31 December 2010.

Secured impairment charge
The secured impairment charge increased by £56 million, to £295 million, compared to the second half of 2010 and increased by £242 million compared with the first half of 2010.  The low impairment charge in the first half of 2010 was driven by rising house prices and a then favourable outlook for house prices against a background of stable arrears.  The Group’s current outlook is less favourable which has resulted in an increase in the impairment charge in the first half of 2011.  The impairment charge for loans and advances to customers, as a percentage of average loans and advances to customers, increased to 0.18 per cent from 0.14 per cent in the second half of 2010.

LLOYDS BANKING GROUP PLC

Credit risk – Retail (continued)

Impairment provisions held against secured assets reflect management’s view of appropriate allowance for incurred losses.  The Group holds appropriate impairment provisions for customers who are experiencing financial difficulty, either on a forbearance arrangement or who are able to maintain their repayments whilst interest rates are very low.

Secured impaired loans
Impaired loans decreased to £6.7 billion at 30 June 2011 from £6.8 billion at 31 December 2010 and, as a percentage of closing loans and advances to customers, remained stable at 2.0 per cent compared to 31 December 2010.

The number of customers going into arrears was lower in the first half of 2011 in comparison with the second half of 2010.  Specialist lending remains closed to new business and this book has been in run-off since 2009.

Secured arrears
The percentage of mortgage cases greater than three months in arrears (excluding repossessions) remained stable at 2.3 per cent at 30 June 2011 compared to 31 December 2010.

Greater than three months in arrears (excluding repossessions)	Number of cases		Total mortgage accounts %		Value of debt1				Total mortgage balances %
	30 June 2011	31 Dec 2010	30 June 2011	31 Dec 2010	30 June 2011		31 Dec 2010		30 June 2011	31 Dec 2010
	Cases	Cases	%	%	£	m	£	m	%	%

Mainstream	53,890	55,675	2.0	2.1		6,056		6,247	2.3	2.4
Buy to let	7,839	7,577	1.8	1.8		1,163		1,157	2.5	2.5
Specialist	13,693	12,582	7.2	6.4		2,416		2,262	8.5	7.7
Total	75,422	75,834	2.3	2.3		9,635		9,666	2.9	2.8

1	Value of debt represents total book value of mortgages in arrears but not repossessed.

The stock of repossession cases increased from 3,043 at 31 December 2010 to 3,176 at 30 June 2011 but decreased against the stock of repossessions as at 30 June 2010 of 3,195.  This still represents a relatively low proportion of the portfolio and is broadly consistent with prior years.

LLOYDS BANKING GROUP PLC

Credit risk – Retail (continued)

Secured loan-to-value analysis
The average loan-to-value ratio (LTV) for new mortgages written in the first half of 2011 was 61.3 per cent compared with 60.9 per cent for 2010.  The mortgage portfolio with an indexed LTV in excess of 100 per cent decreased to 12.2 per cent (£41.0 billion) as at 30 June 2011, compared with 13.2 per cent (£44.9 billion) at 31 December 2010.  The tables below show LTVs across the principal mortgage portfolios.

The increased average LTVs for impaired Buy to let mortgages is driven by the seasoning of higher risk lending that was closed at the start of 2009.

As at 30 June 2011	Mainstream	Buy to let	Specialist1	Total
	%	%	%	%

Less than 60%	33.0	12.0	14.4	28.4
60% to 70%	12.4	12.2	9.6	12.1
70% to 80%	17.1	24.1	17.0	18.1
80% to 90%	15.5	17.5	20.4	16.2
90% to 100%	11.4	17.8	19.2	13.0
Greater than 100%	10.6	16.4	19.4	12.2
Total	100.0	100.0	100.0	100.0
Average loan-to-value:
Stock of residential mortgages	51.9	74.5	72.6	55.6
New residential lending	60.4	66.1	n/a	61.3
Impaired mortgages	72.3	99.4	87.0	78.4

As at 31 December 2010	Mainstream	Buy to let	Specialist1	Total
	%	%	%	%

Less than 60%	33.0	11.4	14.0	28.5
60% to 70%	12.1	11.1	9.4	11.7
70% to 80%	16.1	21.9	15.9	16.8
80% to 90%	15.3	18.0	21.3	16.2
90% to 100%	11.9	19.1	20.0	13.6
Greater than 100%	11.6	18.5	19.4	13.2
Total	100.0	100.0	100.0	100.0
Average loan-to-value:
Stock of residential mortgages	51.9	75.6	72.9	55.6
New residential lending	60.0	66.5	n/a	60.9
Impaired mortgages	72.3	97.8	87.3	78.0

1	Specialist lending is closed to new business and is in run-off.

LLOYDS BANKING GROUP PLC

Credit risk – Retail (continued)

Unsecured
In the first half of 2011 the impairment charge on unsecured loans and advances to customers reduced by £295 million to £878 million compared with the second half of 2010 and reduced by £404 million compared with the first half of 2010.  This reflected a continuation of improving portfolio trends resulting from the Group’s prudent risk appetite, with a focus on lending towards existing customers, combined with stable unemployment.

A combination of reduced demand from customers for personal unsecured borrowing and the Group’s prudent risk policy contributed to loans and advances to customers reducing by £1.9 billion to £26.0 billion in the six months ended 30 June 2011.

Impaired loans decreased by £0.3 billion in the half-year to £2.7 billion which represented 10.4 per cent of loans and advances to customers at 30 June 2011, compared with 10.7 per cent at 31 December 2010.  The reduction in impaired loans is a result of tightening credit policy across the credit lifecycle, including stronger controls on customer affordability.  Retail’s exposure to revolving credit products has been actively managed to ensure that it is appropriate to customers’ changing financial circumstances.  The portfolios show a level of early arrears for accounts acquired since 2009 which are at pre-recession levels, highlighting an underlying improvement in the risk profile of the business.

Impairment provisions decreased by £0.2 billion in the half-year, compared with 31 December 2010, to £1.3 billion.  Impairment provisions, as a percentage of impaired loans, decreased to 48.5 per cent at 30 June 2011 from 50.6 per cent at 31 December 2010.  Provision coverage reduced as a consequence of fewer assets entering collections coupled with continued write down of charged off assets to their net realisable value.

LLOYDS BANKING GROUP PLC

Credit risk – Wholesale

As at 30 June 2011	Balance	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%
Corporate Markets
Corporate	73,760	5,750	7.8	3,252	56.6
Corporate Real Estate BSU	23,673	16,212	68.5	6,263	38.6
Wholesale Equity	140	114	81.4	110	96.5
Wholesale Markets	36,843	5,561	15.1	2,177	39.1
Total Corporate Markets	134,416	27,637	20.6	11,802	42.7
Treasury and Trading	1,021	–	–	–	–
Asset Finance	8,546	1,612	18.9	1,009	62.6
Total Wholesale	143,983	29,249	20.3	12,811	43.8
Reverse repos	19,690
Impairment provisions	(12,811)
Fair value adjustments	(1,094)
Loans and advances to customers	149,768

Loans and advances to banks	10,193
Debt securities2	15,524
Available-for-sale financial assets3	16,655

As at 31 December 2010
Corporate Markets
Corporate4	80,670	6,635	8.2	3,629	54.7
Corporate Real Estate BSU	26,151	17,518	67.0	8,092	46.2
Wholesale Equity	140	108	77.1	107	99.1
Wholesale Markets	40,042	5,718	14.3	1,992	34.8
Total Corporate Markets	147,003	29,979	20.4	13,820	46.1
Treasury and Trading	1,050	–	–	–	–
Asset Finance	9,949	1,679	16.9	1,043	62.1
Total Wholesale	158,002	31,658	20.0	14,863	46.9
Reverse repos	3,096
Impairment provisions	(14,863)
Fair value adjustments	(1,562)
Loans and advances to customers	144,673

Loans and advances to banks	12,401
Debt securities	25,779
Available-for-sale financial assets	29,458

1	Impairment provisions include collective unimpaired provisions.
2	Of which Wholesale Markets is £15,026 million, Wholesale Equity £339 million, Treasury and Trading £150 million, Asset Finance £7 million, and Corporate £2 million.
3	Of which Wholesale Markets is £11,585 million, Wholesale Equity £1,916 million, Treasury and Trading £3,129 million and Corporate £25 million.
4	2010 figures for Corporate have been restated for transfers to Commercial.

LLOYDS BANKING GROUP PLC

Credit risk – Wholesale (continued)

Overview

•
Impairment losses have fallen significantly over the last 12 months to £1,557 million in the first half of 2011 from £2,801 million for the first half of 2010.  Impairments in the second half of 2010 were lower at £1,263 million reflecting the benefit of a number of writebacks due to asset disposals and impairment releases in that period.

•
The decrease in the underlying impairment charge in the first half of 2011 reflects stabilising UK economic conditions (including UK corporate real estate prices), together with the continuing low interest rate environment but offset by higher charges in leveraged finance.

•	Compared to the first half of 2010, the reduction has been driven primarily by lower impairments experienced in corporate real estate and real estate related portfolios.

•
Since the onset of the Greek debt crisis, the Group has proactively managed down banking and trading book exposures to peripheral Eurozone countries.  Divestment strategy was focused on balance sheet reduction and disposing of higher risk positions.

•
A robust credit risk management and control framework is in place across the combined portfolios and a prudent risk appetite approach (based on Lloyds TSB’s model) has been embedded across the division.  Significant resources have been deployed into the Business Support Units focused on key and vulnerable obligors and asset classes.

Impairment charge
	Half-year to 30 June 2011	Half-year to 30 June 2010	Change	Half-year to 31 Dec 2010
	£m	£m	%	£m

Corporate Markets	1,442	2,609	45	1,191
Asset Finance	115	192	40	72
Total impairment charge	1,557	2,801	44	1,263

Wholesale’s total impairment charge decreased by £1,244 million, or 44 per cent, to £1,557 million compared to £2,801 million for the first half of 2010.  Against the background of the stabilising UK and US economic environment in 2010 and in the first half of 2011, a low interest rate environment helping to maintain defaults at a lower level and an appropriately impaired heritage HBOS portfolio against our base case economic assumptions, impairment charges have decreased substantially compared with the first half of 2010.  The increase from the second half of 2010 reflects the benefit in that period of the disposal of certain assets and a number of releases.  Impairment charges as an annualised percentage of average loans and advances to customers reduced to 2.02 per cent from 3.11 per cent in the first half of 2010.

Corporate Markets impairment charge reduced by £1,167 million, or 45 per cent, to £1,442 million compared to £2,609 million for the first half of 2010, reflecting a stabilisation of UK economic conditions and UK corporate real estate prices.

LLOYDS BANKING GROUP PLC

Credit risk – Wholesale (continued)

In Asset Finance, the impairment charge reduced by £77 million, or 40 per cent, to £115 million compared to £192 million for the first half of 2010, reflecting a stabilising UK economy, low interest rate environment and improving asset quality.  Against the second half of 2010, the impairment charge in the first half of 2011 is £43 million higher.  The increase is a result of exceptional releases and recoveries in the second half of 2010 relating to a number of writebacks in non retail and sales tax-related reclaims.

Impaired loans and provisions
Wholesale’s impaired loans reduced by £2,409 million to £29,249 million compared with 31 December 2010.  The reduction is due primarily to write-offs on irrecoverable assets and the sale of previously impaired assets, partly offset by new impaired assets, mainly in the Corporate Real Estate Business Support Unit (CRE BSU).  Impairment provisions also reduced as a result of the write-offs and new impaired assets in the corporate real estate related portfolios impairing at a lower impairment rate.  As a result, impairment provisions as a percentage of impaired loans reduced to 43.8 per cent from 46.9 per cent at 31 December 2010.  As a percentage of closing advances, impaired loans increased to 20.3 per cent from 20.0 per cent at 31 December 2010.  This increase is essentially a factor of the reducing level of total loans and advances to customers as at 30 June 2011 compared with 31 December 2010.  We continue to monitor our vulnerable portfolios within Wholesale and, where appropriate, remedial risk mitigating actions are being undertaken.

LLOYDS BANKING GROUP PLC

Credit risk – Wholesale (continued)

Corporate
The £73,760 million of loans and advances to customers in the Corporate portfolio is structured across a number of different portfolios and sectors as discussed below:

UK Corporate – Major corporate balance sheets remained relatively stable during the first half of 2011 with corporates continuing to reduce debt and build up liquidity reserves.  There is some evidence of mergers and acquisition activity but some consumer related sectors in the UK are now seeing signs of a slowdown in spending.

US Corporate – The balance sheets of the US Major Corporates continue to be strong with good levels of liquidity and there is evidence of some mergers and acquisition activity.  The overall impairment position is one of modest net write backs with new impairments on existing cases more than offset by recoveries.

Mid-market Corporate – Customers in the corporate mid-market are predominantly UK-focused and heavily dependent on the domestic economy.  As such, many continue to experience challenging trading conditions, particularly in sectors driven by discretionary expenditure, where sentiment is weighed down by concerns over job security, public sector austerity measures, higher tax levels and inflation-related declines in spending power.  Businesses with access to international markets have held up more strongly and this includes not only direct exporters but also sectors such as retail, hotels and leisure able to access a more international customer base, with such businesses tending to be geographically concentrated in London and the South East of England.

Corporate Real Estate – Outside of London and the South East of England, activity in the Corporate Real Estate market remains weak, in part due to declining values and the focus on prime properties and prime tenants.  Rental growth, where achievable by our clients in the regions, is slow.  Market demand for debt is low, with little demand seen for new facilities from our core customers, despite messaging that we are open for business which meets our lending criteria.  Customers are adopting a ‘wait and see’ approach, de-gearing where they can, and conserving cash.  In addition, with a significant proportion of our assets supporting property investments, tenant default is an area of continuing vulnerability especially where the lending is underpinned by secondary or tertiary assets.  With a continuing high level of loan maturities due over the next few years, refinancing risk remains an issue.

Financial Institutions – Corporate maintains relationships with many major financial institutions throughout the world.  These relationships are either client focused or held to support the Group’s funding, liquidity and general hedging requirements.  Continuing concerns over sovereign fiscal deficits and public sector debt levels have necessitated increased scrutiny and risk reduction of the European banking sector, in particular banks domiciled in the weaker eurozone peripheral countries.  Trading exposures are in large part either short term or collateralised and inter bank activity is mainly with high investment grade counterparties.

LLOYDS BANKING GROUP PLC

Credit risk – Wholesale (continued)

Corporate Real Estate Business Support Unit
The Corporate Real Estate Business Support Unit has continued to make good progress executing on its active asset management programme for the complex portfolio of over 1,800 cases it manages.  Despite the market for capital values improving 17.3 per cent from its trough in 2009, we have seen this improving trend in the market begin to weaken for all but prime or central London based real estate.  With the exception of prime or central London real estate, the Group remains cautious on its outlook for property.

The management of the portfolio has focused on continuing to support its long term customers and at the same time reduce the exposure to real estate via managed sales, building on the successful realisation of over £4 billion of cash receipts in 2010.  During the first six months of this year, the team have achieved £1.8 billion of additional real estate sales.  Subject to property market conditions, further significant sales are anticipated in the second half.

Wholesale Equity
The Wholesale Equity portfolio (assets representing ‘Equity Risk’ including ordinary equity, preference shares and debt securities) totals £5.3 billion (split £4.2 billion on balance sheet commitments and £1.1 billion as yet undrawn, the majority of which relates to the Funds Investment business).

The valuation of the portfolio has shown a positive trend in the first half of 2011 despite volatility in some sectors.  Whilst private equity transaction volumes have increased in the first half of 2011 against the second half of 2010, Lloyds Development Capital continues with its cautious and robust approach to assessment of opportunities.  Value recovery is still seen as fragile although there are some increasing signs of growing investor confidence.

Wholesale Markets
Loans and advances to customers of £36.8 billion largely comprise balances in the Structured Corporate Finance portfolio, which includes Acquisition Finance (leveraged lending), Project Finance and asset based finance (principally in main rail, aviation and shipping).  The leveraged finance portfolio continues to be affected by the economic environment, although the rate of new problem loans abated during 2010 and this trend has continued during the first half of 2011.  However, a number of sectors remain vulnerable, especially retail, leisure and healthcare, and refinancing risk is also an issue for Acquisition Finance, with significant loan maturities due in the next few years.  In Ship Finance, the container sector has strengthened, following a sharp downturn in 2009, but the tankers and dry bulk sectors remain fragile.

Wholesale Markets is also responsible for the treasury assets portfolio which mainly encompasses a portfolio of asset-backed securities and financial institution floating rate note positions.  Further details of Wholesale’s asset-backed securities portfolio is provided in note 16 on page 111 of the statutory information.  The size of the treasury assets portfolio continues to be actively reduced through asset sales and from bond maturities.

LLOYDS BANKING GROUP PLC

Credit risk – Wholesale (continued)

Treasury and Trading
Treasury and Trading acts as the link between the wholesale markets and the Group’s balance sheet management activities and provides pricing and risk management solutions to both internal and external clients.

The portfolio comprises £8.6 billion of loans and advances to banks, £3.1 billion of available-for-sale debt securities and £1.0 billion of loans and advances to customers (excluding reverse repos).

The majority of Treasury and Trading’s funding and risk management activity is transacted with investment grade counterparties and Sovereign central banks and much of it is on a short-term or secured basis, such as repos.  Derivative transactions with wholesale counterparties are typically collateralised under a Credit Support Annex in conjunction with the ISDA Master Agreement.  Treasury and Trading has reduced its government bond portfolio in response to growing concern over market conditions in Europe.  As at 30 June 2011, the credit quality of the government bond portfolio was almost solely AAA rated sovereign debt.

Asset Finance
The credit quality of the retail portfolios has improved marginally during the first half of the year.  Impairments in the first half of 2011 were lower than anticipated, particularly in the Personal Financial Services unsecured portfolio and the retail motor loans portfolio.  Asset quality also continues to improve in response to the continuing strategy to enhance the quality of new business written (especially Motor Finance) and following the closure of Personal Financial Services to new business.  The credit quality profile across the non-retail portfolios also continues to be relatively stable, and impairment levels have reduced against both the first and second half of 2010, reflecting a material slow down in new default cases.  Exposures to the Fleet Operator sector, particularly a small number of daily/flexi rental operators, continue to require intensive management to support customers through their financial difficulties.

LLOYDS BANKING GROUP PLC

Credit risk – Commercial

	Balance	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Commercial	29,694	2,993	10.1	933	31.2
Impairment provisions	(933)
Fair value adjustments	(77)
Loans and advances to customers	28,684

As at 31 December 2010
Commercial2	29,649	2,856	9.6	992	34.7
Impairment provisions	(992)
Fair value adjustments	(103)
Loans and advances to customers	28,554

1	Impairment provisions include collective unimpaired provisions.
2	2010 figures have been restated for transfers from Corporate.

LLOYDS BANKING GROUP PLC

Credit risk – Commercial (continued)

Overview

•	Impairment losses have fallen over the last 12 months to £160 million in the first half of 2011 from £190 million for the first half of 2010, and from £192 million in the second half of 2010.

•	The decrease in impairments in the first half of 2011 reflects a stabilising although uncertain UK economic environment, together with the continuing low interest rate environment.

•
Portfolio metrics including delinquencies and assets under close monitoring, whilst improving through supportive management actions, remain above benign levels, although there has been a reduction in the level of flows into Business Support.

•
Commercial continue to operate rigorous processes to enhance control and monitoring activities which play a crucial role in identifying customers showing early signs of financial distress and bringing them into Commercial’s support model.

Impairment charge
	Half-year to 30 June 2011	Half-year to 30 June 2010	Change	Half-year to 31 Dec 2010
	£m	£m	%	£m

Total impairment charge	160	190	16	192

Commercial’s impairment charge decreased £30 million, or 16 per cent, compared to £190 million for the first half of 2010 reflecting stabilising UK economic conditions and a low interest rate environment helping to maintain defaults at a lower level and the application of a prudent credit risk appetite approach for new business.  Impairment charges as an annualised percentage of average loans and advances to customers reduced to 1.07 per cent from 1.28 per cent in the first half of 2010.

Impaired loans and provisions
Commercial’s impaired loans increased by £137million to £2,993million compared with 31December 2010.  The small increase is mainly due to deterioration of cases in Business Support Unit.  Impairment provisions reduced as a result of lower default rates in the £0 to £2 million collective impaired portfolio.  As a result, impairment provisions as a percentage of impaired loans reduced to 31.2per cent from 34.7 per cent at 31 December 2010.  As a percentage of closing loans and advances to customers, impaired loans increased to 10.1 per cent from 9.6per cent at 31 December 2010.

LLOYDS BANKING GROUP PLC

Credit risk – Wealth and International

As at 30 June 2011	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Wealth	9,226	434	4.7	125	28.8
International
Ireland	27,574	17,672	64.1	9,858	55.8
Australia	12,915	4,540	35.2	2,295	50.6
Wholesale Europe	6,956	952	13.7	429	45.1
Other	7,448	238	3.2	117	49.2
	54,893	23,402	42.6	12,699	54.3
Wealth and International	64,119	23,836	37.2	12,824	53.8
Impairment provisions	(12,824)
Fair value adjustments	(186)
Total	51,109

As at 31 December 2010
Wealth	9,472	353	3.7	116	32.9
International
Ireland	27,428	14,445	52.7	7,763	53.7
Australia	14,587	4,187	28.7	2,208	52.7
Wholesale Europe	7,322	1,007	13.8	420	41.7
Other	7,559	350	4.6	177	50.6
	56,896	19,989	35.1	10,568	52.9
Wealth and International	66,368	20,342	30.7	10,684	52.5
Impairment provisions	(10,684)
Fair value adjustments	(327)
Total	55,357

1	Impairment provisions include collective unimpaired provisions.

Impairment charge
	Half-year to 30 June 2011	Half-year to 30 June 2010	Change	Half-year to 31 Dec 2010
	£m	£m	%	£m

Wealth	29	23	(26)	23
International
Ireland	1,779	1,557	(14)	2,707
Australia	586	454	(29)	908
Wholesale Europe	111	145	23	65
Other International	27	49	45	57
	2,503	2,205	(14)	3,737
Total impairment charge	2,532	2,228	(14)	3,760

LLOYDS BANKING GROUP PLC

Credit risk – Wealth and International (continued)

Overview

•
Impairment charges have fallen significantly compared to the second half of 2010.  However material losses continue to be incurred due to further provisioning requirements in portfolios in Ireland and Australasia.

•	The Group's Irish portfolio has continued to deteriorate with a further 11 per cent of the portfolio being classified as impaired in the period.

•	Impairment coverage has increased in Ireland due to further falls in the commercial real estate market as previously anticipated. The Group believes that further vulnerability exists.

•
A dedicated UK-based Business Support Unit credit team is now in place to manage the wind down of the Irish book; however the Irish market is extremely illiquid with limited opportunities for disposals in the short term.

•	The Group's portfolio in Australasia is exposed to real estate concentrations in specific regions where market conditions remain challenging and asset valuations continue to decline.

Impairment charges
Wealth and International’s impairment charge in the first half of 2011 increased by £304 million to £2,532 million compared with the first half of 2010 and reduced by £1,228 million compared with the second half of 2010.  Impairment charges as an annualised percentage of average loans and advances to customers increased to 7.89 per cent from 6.56 per cent in the first half of 2010 but decreased from 11.29 per cent compared with the second half of 2010.

Impaired loans and provisions
Total impaired loans increased by £3,494 million to £23,836 million compared with £20,342 million at 31 December 2010 and as a percentage of closing loans and advances to customers increased to 37.2 per cent from 30.7 per cent at 31 December 2010.  The increase in impaired loans predominantly relates to the Group's book in Ireland where a further 11 per cent of the portfolio became impaired during the first six months of 2011 reflecting ongoing difficulties in the economy and an illiquid market.  Impaired loans in the Australasian book increased by 8 per cent in the first half as write offs were more than offset by the migration of further cases to impaired status.

Impairment provisions as a percentage of impaired loans increased to 53.8 per cent from 52.5 per cent at 31 December 2010.  The increase in impaired coverage in the Group's portfolio in Ireland reflects an allowance for further falls in commercial real estate and a continuing decline in residential real estate prices.  Impaired coverage in Australia has reduced slightly due to the impact of write offs and new impaired cases in the period requiring lower provisioning levels.

LLOYDS BANKING GROUP PLC

Credit risk – Wealth and International (continued)

Wealth
Total impaired loans increased by £81 million, or 23 per cent, to £434 million compared with £353 million at 31 December 2010 and as a percentage of closing loans and advances increased to 4.7 per cent from 3.7 per cent at 31 December 2010.  This increase is mainly attributable to a deterioration in a small number of large single exposures.  Impairment charges increased by £6 million to £29 million compared with both the first half of 2010 and the second half of 2010.  Impairment charges as an annualised percentage of average loans and advances to customers increased to 0.6 per cent from 0.5 per cent in both the first half of 2010 and the second half of 2010.

Ireland
Total impaired loans increased by £3,227 million, or 22 per cent, to £17,672 million compared with £14,445 million at 31 December 2010 and as a percentage of closing loans and advances increased to 64.1 per cent from 52.7 per cent at 31 December 2010.  Impairment charges increased by £222 million to £1,779 million compared to the first half of 2010 but decreased by £928 million compared to the second half of 2010.  Impairment charges as an annualised percentage of average loans and advances to customers increased to 13.2 per cent from 11.1 per cent in the first half of 2010 but decreased from 20.0 per cent compared with the second half of 2010.

Continuing weakness in the Irish economy resulted in an increase in impaired wholesale loans in the first six months of 2011.  Wholesale coverage levels have been increased due to further falls in the commercial real estate market.  The majority of Irish retail provisions relate to a residential mortgage portfolio where impairment charges have increased in relation the second half of 2010 due to a continued decline in residential property prices and higher arrears levels, including customers on a forbearance arrangement.

	As at 30 June 2011			As at 31 December 2010
	Gross loans	Impaired loans	Provisions	Gross loans	Impaired loans	Provisions
	£m	£m	£m	£m	£m	£m

Commercial Real Estate	11,869	10,831	5,943	11,685	9,232	4,791
Corporate	7,785	5,597	3,029	8,070	4,343	2,356
Retail	7,920	1,244	886	7,673	870	616
Total	27,574	17,672	9,858	27,428	14,445	7,763

The most significant contribution to impairment in Ireland is the commercial real estate portfolio.  Impairment provisions provide 55 per cent coverage on impaired commercial real estate loans.  Mortgage lending at the half-year comprised 96 per cent of the retail portfolio with impaired loans of £1.2 billion and impairment coverage of 65 per cent.

LLOYDS BANKING GROUP PLC

Credit risk – Wealth and International (continued)

Australia
In Australia, the Corporate and Asset Finance businesses are of scale and profitable, operating in a strong and developed economy that has good growth prospects.  These ongoing businesses will continue to be managed for maximum value whilst maintaining a tight focus on running off the legacy commercial property exposures.

Total impaired loans increased by £353 million, or 8 per cent, to £4,540 million compared with £4,187 million at 31 December 2010.  The increase in impaired loans in the period reflects further deterioration in the commercial real estate portfolio and the migration to impaired of a material corporate exposure which was partly offset by write offs.  Total impaired loans as a percentage of closing loans and advances increased to 35.2 per cent from 28.7 per cent at 31 December 2010 reflecting higher impaired loans and a high level of redemptions on the performing book.

Impairment charges increased by £132 million to £586 million compared to the first half of 2010 but decreased by £322 million compared to the second half of 2010.  Impairment charges as an annualised percentage of average loans and advances to customers increased to 8.8 per cent from 6.3 per cent in the first half of 2010 but decreased from 12.3 per cent compared with the second half of 2010.

Impairment on the Group's commercial real estate portfolio in Australasia was the main contributor to the half-year charge.  This portfolio is heavily exposed to Australian non-metropolitan and New Zealand real estate markets where market conditions remain challenging and asset valuations continue to decline.  A specific charge of £70 million was also incurred in the period as a result of losses arising from the earthquake in New Zealand.

Wholesale Europe
Total impaired loans decreased by £55 million, or 5 per cent, to £952 million compared with £1,007 million at 31 December 2010 and as a percentage of closing loans and advances decreased to 13.7 per cent from 13.8 per cent at 31 December 2010.  Impairment charges decreased by £34 million to £111 million compared to the first half of 2010 but increased by £46 million compared to the second half of 2010.  Impairment charges as an annualised percentage of average loans and advances to customers decreased to 3.1 per cent from 3.7 per cent in the first half of 2010 but increased from 1.7 per cent compared with the second half of 2010.  Commercial real estate was the primary driver of the impairment charge in Wholesale Europe reflecting provisions on a small number of specific transactions.

Other International
Total impaired loans decreased by £112 million, or 32 per cent, to £238 million compared with £350 million at 31 December 2010 and as a percentage of closing loans and advances decreased to 3.2 per cent from 4.6 per cent at 31 December 2010.  Impaired loans predominantly relate to a limited number of corporate exposures and the reduction in impaired balances primarily reflects write offs in respect of two loans that have been exited in the period.  Impairment charges decreased by £22 million to £27 million compared to the first half of 2010 and by £30 million compared to the second half of 2010.  Impairment charges as an annualised percentage of average loans and advances to customers decreased to 0.7 per cent from 1.2 per cent in the first half of 2010 and from 1.5 per cent in the second half of 2010.

LLOYDS BANKING GROUP PLC

Market risk

Market risk is managed within a Board approved framework using a range of metrics to monitor the Group’s profile against its stated appetite and potential market conditions.

The principal market risks are as follows:

•
There is a risk to the Group’s banking income arising from the level of interest rates and the margin of interbank rates over central bank rates.  A further banking risk arises from competitive pressures on product terms in existing loans and deposits, which sometimes restrict the Group in its ability to change interest rates applying to customers in response to changes in interbank and central bank rates.

•
The main equity market risks arise in the life assurance companies and staff pension schemes.  Credit spread risk arises in the life assurance companies, pension schemes and banking businesses.  Equity market movements and changes in credit spreads impact the Group’s results.

Continuing concerns about the fiscal position in peripheral Eurozone countries resulted in increased credit spreads in the areas affected, and fears of contagion affected the Euro and widened spreads between central bank and interbank rates.

Insurance risk
The major sources of insurance risk are within the insurance businesses and the staff defined benefit pension schemes.

Insurance risk is inherent in the insurance business and can be affected by customer behaviour.  Insurance risks accepted relate primarily to mortality, longevity, morbidity, persistency, expenses, property and unemployment.

The primary insurance risk carried by the Group’s defined benefit pension schemes is related to longevity.

Insurance risks typically, and longevity in particular, crystallise gradually over time.  Actuarial assumption setting for financial reporting and liability management requires expert judgement as to when evidence of an emerging trend is sufficient to require an alteration to long-run assumptions.

LLOYDS BANKING GROUP PLC

Legal and regulatory

Legal and regulatory exposure is driven by the significant volume of current legislation and regulation within the UK and overseas with which the Group has to comply, along with new or proposed legislation and regulation which needs to be reviewed, assessed and embedded into day-to-day operational and business practices across the Group as a whole.  This is particularly the case in the current market environment, which continues to witness high levels of government and regulatory intervention in the banking sector.

Lloyds Banking Group faces increased political and regulatory scrutiny as a result of the Group's perceived size and systemic importance following the acquisition of HBOS Group.  At the time of the acquisition, the Office of Fair Trading (OFT) identified some competition concerns in the UK personal current accounts and mortgages markets and for SME banking in Scotland.  The OFT reiterated that it would keep these under review and consider whether to refer any banking markets to the Competition Commission if it identifies any prevention, restriction or distortion of competition.

The UK Government appointed an Independent Commission on Banking (ICB) to review possible structural measures to reform the banking system and promote stability and competition.  The ICB has announced that it intends to publish its final report on the 12 September 2011.  The Government has indicated its support for initial proposals put forward by the ICB that would require capital ring-fencing of the retail activities of banks from their investment banking activities.  The Interim Report also referenced a desire to see the EU state aid mandated retail business divestment ‘substantially enhanced’.  We continue to play a constructive role in the debate and to consult with the ICB.  The Treasury Select Committee is also conducting an examination of competition in retail banking.  It is too early to quantify the potential impact of these developments on the Group.

In April 2011, the FSA commenced an internal reorganisation as a first step in a process towards the formal transition of regulatory and supervisory powers from the FSA to the new Financial Conduct Authority (FCA) for conduct of business supervision and the Prudential Regulatory Authority (PRA) for capital and liquidity supervision in 2012.  Until this time the responsibility for regulating and supervising the activities of the Lloyds Banking Group and its subsidiaries will remain with the FSA.  In addition, the European Banking Authority, the European Insurance and Occupational Pensions Authority and the European Securities and Markets Authority as new EU Supervisory Authorities are likely to have greater influence on regulatory approaches across the EU.  These could lead to changes in how the Group is regulated and supervised on a day-to-day basis.

Evolving capital and liquidity requirements continue to be a priority for the Group.  In September 2010 and further updated in June 2011,  the Basel Committee on Banking Supervision put forward proposals for a reform package which changes the regulatory capital and liquidity standards, the definition of ‘capital’, introduces new definitions for the calculation of counterparty credit risk and leverage ratios, additional capital buffers and development of a global liquidity standard.  Implementation of these changes is expected to be phased in between 2012 and 2018.

Other notable regulatory initiatives include the Dodd-Frank Act in the US (which affects the financial services industry by addressing, among other issues, systemic risk oversight, bank capital standards, the liquidation of failing systemically significant financial institutions, over-the-counter derivatives, the ability of banking entities to engage in proprietary trading activities and invest in hedge funds and private equity (these restrictions are known as the ‘Volcker Rule’), consumer and investor protection, hedge fund registration, securitisation, investment advisors, shareholder ‘say on pay’, the role of credit-rating agencies, and more) and the Foreign Account Tax Compliance Act (FATCA) which is intended to ensure the US government can determine the ownership of US assets in foreign accounts and which will require non-US financial institutions to enter into disclosure compliance agreements with the US Treasury and all non-financial non-US entities to report and/or certify their ownership or be subject to 30 per cent withholding.

LLOYDS BANKING GROUP PLC

Legal and regulatory (continued)

The Group is currently assessing the impacts of these regulatory developments which could have a material effect on the Group and will participate in the consultation and calibration processes to be undertaken by the various regulatory bodies during 2011.  The Insurance division is progressing its plans to achieve Solvency II compliance.  The Group continues to work closely with the regulatory authorities and industry associations to ensure that it is able to identify and respond to proposed regulatory changes and mitigate against risks to the Group and its stakeholders.

Customer treatment
Customer treatment and how the Group manages its customer relationships affects all aspects of the Group’s operations and is closely aligned with achievement of the Group’s strategic aim – to create deep long lasting relationships with its customers.  The Group’s conduct risk strategy has been developed to support achievement of this strategic aim, by placing the customer, and ensuring we consistently get the right outcomes for them, at the heart of what the Group does.  There remains a high level of scrutiny regarding the treatment of customers by financial institutions from the press, politicians and regulatory bodies.

The FSA continues to drive focus on conduct of business activities through its new approach to supervision of Conduct Risk, replacing the previous 'Treating Customers Fairly' initiative for retail customers.  Under this new regime the FSA is placing greater emphasis on product governance and contract terms in general, and increasingly will seek to intervene much earlier in the product lifecycle to prevent customer detriment.  The FSA also continues to carry out thematic reviews on a variety of issues across the industry as a whole, for example complaints handling.  The Group actively engages with the regulatory authorities and other stakeholders on these key customer treatment challenges, which includes for example, Payment Protection Insurance (PPI) (see note 22 on page 115 of the statutory information).

The Group has policies, procedures and governance arrangements in place to facilitate the fair treatment of customers.  Since the acquisition of HBOS, the Group has aligned its Treating Customers Fairly approach, governance and management information arrangements, with customer impact being a key factor in assessing every integration proposition.  The Group regularly reviews its product range to ensure that it meets regulatory requirements and is competitive in the market place.  Nonetheless there is a risk that certain aspects of the Group’s business may be determined by the authorities or the courts as not being conducted in accordance with applicable laws or regulations, or with what is fair and reasonable in their opinion.  The Group may also be liable for damages to third parties harmed by the conduct of its business.

People
The people risk profile is being driven principally by the factors outlined below:

•	The scale and pace of organisational, legislative, and regulatory change

•	Integration and other strategic initiatives

•	The implementation of EU State Aid requirements

•	The Independent Commission on Banking’s (ICB) proposals for banking reform.

Failure to manage the related people risks would significantly impact Group’s ability to deliver against its strategic objectives.

The factors above may result in greater uncertainty for colleagues and increased stretch, particularly for senior talent and key subject matter experts, as well as potentially increasing retention risk in key colleague populations.  The Group continues to proactively mitigate these risks, closely engaging with the EU and ICB, and actively managing union and regulatory relationships, through this period of significant organisational and transformational change.

LLOYDS BANKING GROUP PLC

Integration

The integration of the two heritage organisations is now in its final stages.  The Group’s Integration Execution Board, chaired by the Group Operations Director, continues to oversee the integration process and progress is regularly reviewed by the Group Executive Committee and Group Board.  While there continue to be delivery risks to the remaining elements of the programme, the Group has now completed more than two years of integration activity and has a fully functioning governance framework to manage the associated risks.  There is a clear understanding of the remaining deliverables to ensure the ongoing consistent provision of good quality service to our customers, together with effective delivery against our integration objectives.

State funding and state aid
HM Treasury currently holds approximately 40.2 per cent of the Group’s ordinary share capital.  United Kingdom Financial Investments Limited (UKFI) as manager of HM Treasury's shareholding continues to operate in line with the framework document between UKFI and HM Treasury managing the investment in the Group on a commercial basis without interference in day-to-day management decisions.  There is a risk that a change in Government priorities could result in the framework agreement currently in place being replaced leading to interference in the operations of the Group, although there have been no indications that the Government intends to change the existing operating arrangements.

The Group made a number of undertakings to HM Treasury arising from the capital and funding support, including the provision of additional lending to certain mortgage and business sectors for the two years to 28 February 2011, and other matters relating to corporate governance and colleague remuneration.  The lending commitments were subject to prudent commercial lending and pricing criteria, the availability of sufficient funding and sufficient demand from creditworthy customers.  These lending commitments were delivered in full in the second year.  A new agreement between five major UK banks (including the Group) and the Government in relation to gross business lending capacity in the 2011 calendar year is subject to a similar set of criteria.

In addition, the Group is subject to European state aid obligations in line with the restructuring plan agreed with HM Treasury and the EU College of Commissioners in November 2009, which is designed to support the long-term viability of the Group and address any competition distortions arising from the benefits of state aid.  This has placed a number of requirements on the Group including asset reductions in certain parts of its balance sheet by the end of 2014 and the disposal of certain portions of its business by the end of November 2013, including in particular the disposal of some parts of its retail banking business.  The Group is working closely with the EU Commission, HM Treasury and the Monitoring Trustee appointed by the EU Commission.

LLOYDS BANKING GROUP PLC

STATUTORY INFORMATION (IFRS)

		Page
Condensed interim financial statements (unaudited)
Consolidated income statement (unaudited)		88
Consolidated statement of comprehensive income (unaudited)		89
Consolidated balance sheet (unaudited)		90
Consolidated statement of changes in equity (unaudited)		92
Consolidated cash flow statement (unaudited)		95

Notes (unaudited)
1	Accounting policies, presentation and estimates	96
2	Segmental analysis	98
3	Other income	102
4	Operating expenses	103
5	Impairment	104
6	Loss on disposal of businesses	104
7	Taxation	105
8	Earnings per share	106
9	Trading and other financial assets at fair value through profit or loss	106
10	Derivative financial instruments	107
11	Loans and advances to customers	108
12	Allowance for impairment losses on loans and receivables	108
13	Securitisations and covered bonds	109
14	Debt securities classified as loans and receivables	110
15	Available-for-sale financial assets	110
16	Credit market exposures	111
17	Customer deposits	113
18	Debt securities in issue	113
19	Subordinated liabilities	114
20	Share capital	114
21	Reserves	115
22	Payment protection insurance	115
23	Contingent liabilities and commitments	116
24	Capital ratios	120
25	Related party transactions	123
26	Future accounting developments	124
27	Events after the balance sheet date	125
28	Condensed consolidating financial information	125

LLOYDS BANKING GROUP PLC

CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

		Half-year to 30 June 2011		Half-year to 30 June 2010		Half-year to 31 Dec 2010
	Note	£ million		£ million		£ million

Interest and similar income		13,437		14,661		14,679
Interest and similar expense		(7,448)		(7,623)		(9,171)
Net interest income		5,989		7,038		5,508
Fee and commission income		2,153		2,219		2,196
Fee and commission expense		(690)		(812)		(870)
Net fee and commission income		1,463		1,407		1,326
Net trading income		3,118		1,245		14,479
Insurance premium income		4,125		4,300		3,848
Other operating income		1,508		1,790		2,526
Other income	3	10,214		8,742		22,179
Total income		16,203		15,780		27,687
Insurance claims		(5,349)		(3,189)		(15,322)
Total income, net of insurance claims		10,854		12,591		12,365
Payment protection insurance provision		–		–		(3,200)
Other operating expenses		(6,428)		(5,811)		(7,459)
Total operating expenses	4	(6,428)		(5,811)		(10,659)
Trading surplus		4,426		6,780		1,706
Impairment	5	(4,491)		(5,423)		(5,529)
Share of results of joint ventures and associates		14		(61)		(27)
Loss on disposal of businesses	6	–		–		(365)
(Loss) profit before tax		(51)		1,296		(4,215)
Taxation	7	109		(630)		955
Profit (loss) for the period		58		666		(3,260)

Profit (loss) attributable to non-controlling interests		27		70		(8)
Profit (loss) attributable to equity shareholders		31		596		(3,252)
Profit (loss) for the period		58		666		(3,260)

Basic earnings (loss) per share	8	0.0	p	0.9	p	(4.8	)p
Diluted earnings (loss) per share	8	0.0	p	0.9	p	(4.8	)p

Dividend per share for the period		–		–		–
Dividend for the period		–		–		–

LLOYDS BANKING GROUP PLC

CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Half-year to 30 June 2011	Half-year to 30 June 2010	Half-year to 31 Dec 2010
	£ million	£ million	£ million

Profit (loss) for the period	58	666	(3,260)
Other comprehensive income:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	437	1,255	(24)
Income statement transfers in respect of disposals	52	(147)	(252)
Income statement transfers in respect of impairment	29	36	78
Other income statement transfers	25	(185)	75
Taxation	(123)	(357)	14
	420	602	(109)
Movement in cash flow hedging reserve:
Effective portion of changes in fair value	516	(535)	(513)
Net income statement transfers	103	312	620
Taxation	(176)	73	(43)
	443	(150)	64
Currency translation differences:
Currency translation differences, before tax	(77)	95	(224)
Taxation	–	(1)	1
	(77)	94	(223)
Other comprehensive income for the period, net of tax	786	546	(268)
Total comprehensive income for the period	844	1,212	(3,528)

Total comprehensive income attributable to non-controlling interests	25	67	(10)
Total comprehensive income attributable to equity shareholders	819	1,145	(3,518)
Total comprehensive income for the period	844	1,212	(3,528)

LLOYDS BANKING GROUP PLC

CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED BALANCE SHEET (UNAUDITED)

		As at 30 June 2011	As at 31 December 2010
Assets	Note	£ million	£ million

Cash and balances at central banks		55,240	38,115
Items in course of collection from banks		1,392	1,368
Trading and other financial assets at fair value through profit or loss	9	155,181	156,191
Derivative financial instruments	10	45,256	50,777
Loans and receivables:
Loans and advances to banks		28,170	30,272
Loans and advances to customers	11	587,843	592,597
Debt securities	14	15,521	25,735
		631,534	648,604
Available-for-sale financial assets	15	32,793	42,955
Held-to-maturity investments		7,842	7,905
Investment properties		6,441	5,997
Investments in joint ventures and associates		427	429
Goodwill		2,016	2,016
Value of in-force business		7,482	7,367
Other intangible assets		3,257	3,496
Tangible fixed assets		7,874	8,190
Current tax recoverable		558	621
Deferred tax assets		5,122	5,028
Retirement benefit assets		845	736
Other assets		15,691	12,643
Total assets		978,951	992,438

LLOYDS BANKING GROUP PLC

CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED BALANCE SHEET (UNAUDITED)

		As at 30 June 2011	As at 31 December 2010
Equity and liabilities	Note	£ million	£ million
Liabilities
Deposits from banks		31,294	50,363
Customer deposits	17	399,919	393,633
Items in course of transmission to banks		1,312	802
Trading and other financial liabilities at fair value through profit or loss		27,290	26,762
Derivative financial instruments	10	36,049	42,158
Notes in circulation		1,048	1,074
Debt securities in issue	18	231,194	228,866
Liabilities arising from insurance contracts and participating investment contracts		80,274	80,729
Liabilities arising from non-participating investment contracts		52,823	51,363
Unallocated surplus within insurance businesses		649	643
Other liabilities		30,899	29,696
Retirement benefit obligations		400	423
Current tax liabilities		105	149
Deferred tax liabilities		412	247
Other provisions		4,152	4,732
Subordinated liabilities	19	35,585	36,232
Total liabilities		933,405	947,872

Equity
Share capital	20	6,881	6,815
Share premium account	21	16,541	16,291
Other reserves	21	12,363	11,575
Retained profits	21	9,124	9,044
Shareholders’ equity	44,909	43,725
Non-controlling interests	637	841
Total equity	45,546	44,566
Total equity and liabilities	978,951	992,438

LLOYDS BANKING GROUP PLC

CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2011	23,106	11,575	9,044	43,725	841	44,566
Comprehensive income
Profit for the period	–	–	31	31	27	58
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	422	–	422	(2)	420
Movements in cash flow hedging reserve, net of tax	–	443	–	443	–	443
Currency translation differences, net of tax	–	(77)	–	(77)	–	(77)
Total other comprehensive income	–	788	–	788	(2)	786
Total comprehensive income	–	788	31	819	25	844
Transactions with owners
Dividends	–	–	–	–	(22)	(22)
Issue of ordinary shares	316	–	–	316	–	316
Movement in treasury shares	–	–	(282)	(282)	–	(282)
Value of employee services:
Share option schemes	–	–	146	146	–	146
Other employee award schemes	–	–	185	185	–	185
Change in non-controlling interests	–	–	–	–	(207)	(207)
Total transactions with owners	316	–	49	365	(229)	136
Balance at 30 June 2011	23,422	12,363	9,124	44,909	637	45,546

LLOYDS BANKING GROUP PLC

CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2010	24,944	7,217	11,117	43,278	829	44,107
Comprehensive income
Profit for the period	–	–	596	596	70	666
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	605	–	605	(3)	602
Movements in cash flow hedging reserve, net of tax	–	(150)	–	(150)	–	(150)
Currency translation differences, net of tax	–	94	–	94	–	94
Total other comprehensive income	–	549	–	549	(3)	546
Total comprehensive income	–	549	596	1,145	67	1,212
Transactions with owners
Dividends	–	–	–	–	(8)	(8)
Issue of ordinary shares	2,237	–	–	2,237	–	2,237
Redemption of preference shares	11	(11)	–	–	–	–
Movement in treasury shares	–	–	22	22	–	22
Value of employee services:
Share option schemes	–	–	64	64	–	64
Other employee award schemes	–	–	27	27	–	27
Change in non-controlling interests	–	–	–	–	(5)	(5)
Total transactions with owners	2,248	(11)	113	2,350	(13)	2,337
Balance at 30 June 2010	27,192	7,755	11,826	46,773	883	47,656

LLOYDS BANKING GROUP PLC

CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 July 2010	27,192	7,755	11,826	46,773	883	47,656
Comprehensive income
Loss for the period	–	–	(3,252)	(3,252)	(8)	(3,260)
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(107)	–	(107)	(2)	(109)
Movements in cash flow hedging reserve, net of tax	–	64	–	64	–	64
Currency translation differences, net of tax	–	(223)	–	(223)	–	(223)
Total other comprehensive income	–	(266)	–	(266)	(2)	(268)
Total comprehensive income	–	(266)	(3,252)	(3,518)	(10)	(3,528)
Transactions with owners
Dividends	–	–	–	–	(39)	(39)
Cancellation of deferred shares	(4,086)	4,086	–	–	–	–
Movement in treasury shares	–	–	(2)	(2)	–	(2)
Value of employee services:
Share option schemes	–	–	90	90	–	90
Other employee award schemes	–	–	382	382	–	382
Change in non-controlling interests	–	–	–	–	7	7
Total transactions with owners	(4,086)	4,086	470	470	(32)	438
Balance at 31 December 2010	23,106	11,575	9,044	43,725	841	44,566

LLOYDS BANKING GROUP PLC

CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year to 30 June 2011	Half-year to 30 June 2010	Half-year to 31 Dec 2010
	£ million	£ million	£ million

(Loss) profit before tax	(51)	1,296	(4,215)
Adjustments for:
Change in operating assets	19,532	11,662	20,198
Change in operating liabilities	(12,712)	(3,538)	(42,145)
Non-cash and other items	2,243	2,286	12,087
Tax (paid) received	(74)	(141)	473
Net cash provided by (used in) operating activities	8,938	11,565	(13,602)

Cash flows from investing activities
Purchase of financial assets	(14,196)	(17,521)	(29,369)
Proceeds from sale and maturity of financial assets	24,390	18,555	27,444
Purchase of fixed assets	(1,354)	(1,059)	(2,157)
Proceeds from sale of fixed assets	713	928	426
Acquisition of businesses, net of cash acquired	(8)	(7)	(66)
Disposal of businesses, net of cash disposed	238	239	189
Net cash provided by (used in) investing activities	9,783	1,135	(3,533)

Cash flows from financing activities
Dividends paid to non-controlling interests	(22)	(8)	(39)
Interest paid on subordinated liabilities	(1,230)	(1,047)	(895)
Proceeds from issue of subordinated liabilities	–	1,968	1,269
Repayment of subordinated liabilities	(924)	–	(684)
Change in non-controlling interests	(10)	(5)	7
Net cash (used in) provided by financing activities	(2,186)	908	(342)
Effects of exchange rate changes on cash and cash equivalents	10	181	298
Change in cash and cash equivalents	16,545	13,789	(17,179)
Cash and cash equivalents at beginning of period	62,300	65,690	79,479
Cash and cash equivalents at end of period	78,845	79,479	62,300

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

LLOYDS BANKING GROUP PLC

NOTES (UNAUDITED)

1.         Accounting policies, presentation and estimates

These condensed consolidated interim financial statements as at and for the half-year to 30 June 2011 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority (FSA) and with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).  They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements on Form 20-F as at and for the year ended 31 December 2010 which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB.  Copies of the 2010 Form 20-F are available on the Group’s website and are available upon request from Group Secretariat, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed interim financial statements.  In reaching this assessment, the directors have considered projections for the Group’s capital and funding position and have had regard to the factors set out in Principal risks and uncertainties: Liquidity and funding on page 55.

Accounting policies
The accounting policies are consistent with those applied by the Group in its 2010 Form 20-F.

In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2011 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year.  This best estimate takes into account the reduction in the main rate of corporation tax from 28 per cent to 26 per cent that was effective from 1 April 2011 but does not take into account the impact of the further reduction to 25 per cent which was substantively enacted on 5 July 2011 and will be effective from 1 April 2012.

In accordance with IAS 19 Employee Benefits and the Group’s normal practice, the valuation of the Group’s pension schemes will be formally updated at the year end.  No valuation adjustment has therefore been made at 30 June 2011.

Critical accounting estimates and judgements
The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.  Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  There have been no significant changes in the basis upon which estimates have been determined, compared to that applied at 31 December 2010.

LLOYDS BANKING GROUP PLC

1.         Accounting policies, presentation and estimates (continued)

New accounting pronouncements
The Group has adopted the following new standards and amendments to standards which became effective for financial years beginning on or after 1 January 2011.  None of these standards or amendments to standards have had a material impact on these condensed interim financial statements.

(i)
Amendment to IAS 32 Financial Instruments: Presentation – ‘Classification of Rights Issues’.  Requires rights issues denominated in a currency other than the functional currency of the issuer to be classified as equity regardless of the currency in which the exercise price is denominated.

(ii)
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments.  Clarifies that when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor, a gain or loss is recognised in the income statement representing the difference between the carrying value of the financial liability and the fair value of the equity instruments issued; the fair value of the financial liability is used to measure the gain or loss where the fair value of the equity instruments cannot be reliably measured.

(iii)	Improvements to IFRSs (issued May 2010). Sets out minor amendments to IFRS standards as part of the annual improvements process.

(iv)
Amendment to IFRIC 14 Prepayments of a Minimum Funding Requirement.  Applies when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements and permits such an entity to treat the benefit of such an early payment as an asset.

(v)
IAS 24 Related Party Disclosures (Revised).  Simplifies the definition of a related party and provides a partial exemption from the requirement to disclose transactions and outstanding balances with the government and government-related entities.  The Group has taken advantage of this exemption which requires the Group to provide details of only significant transactions with the government and government-related entities.  Details of related party transactions are disclosed in note 25 on page 123.

LLOYDS BANKING GROUP PLC

2.         Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas.

The Group Executive Committee (GEC) has been determined to be the chief operating decision maker for the Group.  The Group’s operating segments reflect its organisational and management structures.  GEC reviews the Group’s internal reporting based around these segments in order to assess performance and allocate resources.  This assessment includes a consideration of each segment’s net interest revenue and consequently the total interest income and expense for all reportable segments is presented on a net basis.  The segments are differentiated by the type of products provided, by whether the customers are individuals or corporate entities and by the geographical location of the customer.

The segmental results and comparatives are presented on a combined businesses basis, the basis reviewed by the chief operating decision maker; during the half-year ended 30 June 2011 the chief operating decision maker has commenced reviewing the results of the Group’s Commercial business separately to the Wholesale segment.  As a consequence, the Group’s activities are now organised into five financial reporting segments: Retail, Wholesale, Commercial, Wealth and International, and Insurance.

Retail offers a broad range of retail financial service products in the UK, including current accounts, savings, personal loans, credit cards and mortgages.  It is also a major general insurance and bancassurance distributor, selling a wide range of long-term savings, investment and general insurance products.

The Wholesale division serves businesses with turnover above £15 million with a range of propositions segmented according to customer need.  The division comprises Corporate Markets, Treasury and Trading and Asset Finance.

Commercial serves in excess of a million small and medium-sized enterprises and community organisations with a turnover of up to £15 million.  Customers range from start-up enterprises to established corporations, with a range of propositions aligned to customer needs.  Commercial comprises Commercial Banking and Commercial Finance, the invoice discounting and factoring business.

Wealth and International was created in 2009 to give increased focus and momentum to the Group's private banking and asset management activities and to closely co-ordinate the management of its international businesses.  Wealth comprises the Group's private banking, wealth and asset management businesses in the UK and overseas.  International comprises corporate, commercial, asset finance and retail businesses, principally in Australia and Continental Europe.

The Insurance division provides long-term savings, investment and protection products distributed through bancassurance, intermediary and direct channels in the UK.  It is also a distributor of home insurance in the UK with products sold through the retail branch network, direct channels and strategic corporate partners.  The division consists of three business units: Life, Pensions and Investments UK; Life Pensions and Investments Europe; and General Insurance.

Other includes the results of managing the Group’s technology platforms, branch and head office property estate, operations (including payments, banking operations and collections) and procurement services, the costs of which are predominantly recharged to the other divisions.  It also reflects other items not recharged to the divisions, including hedge ineffectiveness and certain capital and wholesale liquidity funding costs.

LLOYDS BANKING GROUP PLC

2.         Segmental analysis (continued)

Inter-segment services are generally recharged at cost, with the exception of the internal commission arrangements between the UK branch and other distribution networks and the insurance product manufacturing businesses within the Group, where a profit margin is also charged.  Inter-segment lending and deposits are generally entered into at market rates, except that non-interest bearing balances are priced at a rate that reflects the external yield that could be earned on such funds.

For those derivative contracts entered into by business units for risk management purposes, the business unit retains the amount that would have been recognised on an accrual accounting basis (an amount equal to the interest element of the next payment on the swap) and transfers the remainder of the fair value of the swap to the central group segment where the resulting accounting volatility is managed though the establishment of hedge accounting relationships.  Any change in fair value of the hedged instrument attributable to the hedged risk is also recorded within the central group segment.  This allocation of the fair value of the swap and change in fair value of the hedged instrument attributable to the hedged risk avoids accounting asymmetry in segmental results and records volatility in the central group segment where it is managed.

Half-year to 30 June 2011	Net interest income	Other income	Total income	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m

Retail	4,163	884	5,047	2,200	6,359	(1,312)
Wholesale	1,401	1,337	2,738	1,429	1,512	1,226
Commercial	649	218	867	262	675	192
Wealth and International	509	631	1,140	(2,080)	1,092	48
Insurance	(142)	1,319	1,177	543	1,635	(458)
Other	(202)	(391)	(593)	(1,250)	(897)	304
Group – combined businesses basis	6,378	3,998	10,376	1,104	10,376	–
Insurance grossing adjustment	(102)	5,332	5,230	–
Integration costs	–	–	–	(642)
Volatility arising in insurance businesses	10	(187)	(177)	(177)
Fair value unwind	(297)	1,071	774	–
Amortisation of purchased intangibles	–	–	–	(289)
EU mandated retail business disposal costs	–	–	–	(47)
Group – statutory	5,989	10,214	16,203	(51)

LLOYDS BANKING GROUP PLC

2.         Segmental analysis (continued)

Segment external assets	As at 30 June 2011	As at 31 Dec 20101
	£m	£m

Retail	362,840	369,170
Wholesale2	319,146	327,055
Commercial2	28,902	28,938
Wealth and International	82,538	85,508
Insurance	144,078	143,300
Other	41,447	38,467
Total Group	978,951	992,438

Segment customer deposits
Retail	242,342	235,591
Wholesale2	84,999	92,951
Commercial2	32,702	31,311
Wealth and International	38,906	32,784
Other	970	996
Total Group	399,919	393,633

1	Segment total assets as at 31 December 2010 have been restated to reflect the reclassification of certain central adjustments.
2	As explained on page 98, the Group’s Commercial business is now reviewed as a separate segment to Wholesale; comparative figures have been restated accordingly.

Segment external liabilities	As at 30 June 2011
£m

Retail	279,178
Wholesale	250,811
Commercial	33,303
Wealth and International	73,106
Insurance	132,738
Other	164,269
Total Group	933,405

No comparatives have been provided in respect of segment external liabilities as this information has not previously been provided to the chief operating decision maker.

LLOYDS BANKING GROUP PLC

2.         Segmental analysis (continued)

Half-year to 30 June 2010	Net interest income	Other income	Total income	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m

Retail	4,636	836	5,472	2,495	7,208	(1,736)
Wholesale1	1,576	1,988	3,564	585	1,484	2,080
Commercial1	571	227	798	157	790	8
Wealth and International	596	605	1,201	(1,609)	1,617	(416)
Insurance	(136)	1,320	1,184	469	1,454	(270)
Other	(332)	855	523	(494)	189	334
Group – combined businesses basis	6,911	5,831	12,742	1,603	12,742	–
Insurance grossing adjustment	321	2,686	3,007	–
Integration costs	–	–	–	(804)
Volatility arising in insurance businesses	(11)	(188)	(199)	(199)
Fair value unwind	(183)	413	230	–
Amortisation of purchased intangibles	–	–	–	(323)
Pension curtailment gain	–	–	–	1,019
Group – statutory	7,038	8,742	15,780	1,296

1	As explained on page 98, the Group’s Commercial business is now reviewed as a separate segment to Wholesale; comparative figures have been restated accordingly.

Half-year to 31 December 2010	Net interest income	Other income	Total income	Profit (loss) before tax	External Revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m

Retail	4,742	771	5,513	2,221	6,395	(882)
Wholesale1	1,675	1,691	3,366	2,333	1,107	2,259
Commercial1	604	230	834	182	588	246
Wealth and International	580	555	1,135	(3,215)	1,383	(248)
Insurance	(127)	1,494	1,367	633	1,726	(359)
Other	(563)	(408)	(971)	(1,545)	45	(1,016)
Group – combined businesses basis	6,911	4,333	11,244	609	11,244	–
Insurance grossing adjustment	(1,270)	16,476	15,206	–
Integration costs	–	–	–	(849)
Volatility arising in insurance businesses	(15)	520	505	505
Fair value unwind	(118)	850	732	–
Amortisation of purchased intangibles	–	–	–	(306)
Pension curtailment loss	–	–	–	(109)
Customer goodwill payments provision	–	–	–	(500)
Loss on disposal of businesses	–	–	–	(365)
Payment protection insurance provision	–	–	–	(3,200)
Group – statutory	5,508	22,179	27,687	(4,215)

1	As explained on page 98, the Group’s Commercial business is now reviewed as a separate segment to Wholesale; comparative figures have been restated accordingly.

LLOYDS BANKING GROUP PLC

3.         Other income
	Half-year to 30 June 2011	Half-year to 30 June 2010	Half-year to 31 Dec 2010
	£m	£m	£m

Fee and commission income:
Current account fees	530	506	580
Credit and debit card fees	402	407	405
Other fees and commissions	1,221	1,306	1,211
	2,153	2,219	2,196
Fee and commission expense	(690)	(812)	(870)
Net fee and commission income	1,463	1,407	1,326
Net trading income	3,118	1,245	14,479
Insurance premium income	4,125	4,300	3,848
Gains on capital transactions1	–	423	–
Other	1,508	1,367	2,526
Other operating income	1,508	1,790	2,526
Total other income	10,214	8,742	22,179

1
During 2010, as part of the Group's management of capital, the Group exchanged certain existing subordinated debt securities for new subordinated debt securities and ordinary shares.  These exchanges resulted in a gain on extinguishment of the existing liabilities of £423 million in the half-year to 30 June 2010, being the difference between the carrying amount of the securities extinguished and the fair value of the new securities issued together with related fees and costs.

LLOYDS BANKING GROUP PLC

4.	Operating expenses
	Half-year to 30 June 2011	Half-year to 30 June 20101	Half-year to 31 Dec 20101
	£m	£m	£m

Administrative expenses
Staff costs:
Salaries	2,294	2,139	2,181
Social security costs	214	192	204
Pensions and other post-retirement benefit schemes:
Net curtailment (gains) losses2	–	(1,019)	109
Other	209	347	281
	209	(672)	390
Restructuring costs	15	70	49
Other staff costs	439	563	506
	3,171	2,292	3,330
Premises and equipment:
Rent and rates	282	312	290
Hire of equipment	11	11	7
Repairs and maintenance	93	97	102
Other	146	149	209
	532	569	608
Other expenses:
Communications and data processing	530	575	551
Advertising and promotion	210	172	190
Professional fees	327	257	485
Customer goodwill payments provision	–	–	500
Other	489	524	583
	1,556	1,528	2,309
	5,259	4,389	6,247
Depreciation and amortisation	1,104	1,220	1,212
Impairment of tangible fixed assets3	65	202	–
Total operating expenses, excluding payment protection insurance provision	6,428	5,811	7,459
Payment protection insurance provision (note 22)	–	–	3,200
Total operating expenses	6,428	5,811	10,659

1	During 2011, the Group has reviewed the analysis of certain cost items and as a result has reclassified some items of expenditure; comparatives for 2010 have been restated accordingly.
2
Following changes by the Group to the terms of its UK defined benefit pension schemes in the half-year to 30 June 2010, all future increases to pensionable salary are capped each year at the lower of: Retail Prices Index inflation; each employee’s actual percentage increase in pay; and 2 per cent of pensionable pay.  These changes led to a curtailment gain of £1,019 million recognised in the income statement in the half-year to 30 June 2010.
During the second half of 2010 there was a change in commutation factors in certain defined benefit schemes; this led to a curtailment loss of £109 million recognised in the income statement in the half-year to 31 December 2010.

3	£65 million (half-year to 30 June 2010: £52 million) of the impairment of tangible fixed assets related to integration activities.

LLOYDS BANKING GROUP PLC

5.	Impairment
	Half-year to 30 June 2011	Half-year to 30 June 2010	Half-year to 31 Dec 2010
	£m	£m	£m

Impairment losses on loans and receivables:
Loans and advances to banks	–	(6)	(7)
Loans and advances to customers	4,441	5,378	5,349
Debt securities classified as loans and receivables	16	9	48
Impairment losses on loans and receivables (note 12)	4,457	5,381	5,390
Impairment of available-for-sale financial assets	32	45	61
Other credit risk provisions	2	(3)	78
Total impairment charged to the income statement	4,491	5,423	5,529

6.	Loss on disposal of businesses

In the second half of 2010, the Group reached agreement to dispose of its interests in two wholly-owned subsidiary companies through which an oil drilling rig construction business acquired through a previous lending relationship operated; the sale was completed in January 2011.  These companies, which had gross assets of £860 million, were sold to Seadrill Limited; a loss of £365 million arose on disposal, which was recognised in the half-year to 31 December 2010.

LLOYDS BANKING GROUP PLC

7.	Taxation

A reconciliation of the tax credit (charge) that would result from applying the standard UK corporation tax rate to the (loss) profit before tax, to the actual tax credit (charge), is given below:

	Half-year to 30 June 2011	Half-year to 30 June 2010	Half-year to 31 Dec 2010
	£m	£m	£m

(Loss) profit before tax	(51)	1,296	(4,215)

Tax credit (charge) thereon at UK corporation tax rate of 26.5 per cent (2010: 28 per cent)	14	(363)	1,180
Factors affecting tax charge:
UK corporation tax rate change	(191)	–	(169)
Disallowed and non-taxable items	34	131	(126)
Overseas tax rate differences	15	(267)	401
Gains exempted or covered by capital losses	51	22	43
Policyholder interests	99	(8)	(219)
Tax losses where deferred tax not previously recognised	148	(123)	(364)
Adjustments in respect of previous years	(63)	32	186
Effect of profit (loss) in joint ventures and associates	4	(17)	(8)
Other items	(2)	(37)	31
Tax credit (charge)	109	(630)	955

On 23 March 2011, the Government announced that the corporation tax rate applicable from 1 April 2011 would be 26 per cent.  This change passed into legislation on 29 March 2011.  The enacted reduction in the main rate of corporation tax from 28 per cent to 27 per cent with effect from 1 April 2011 had been incorporated in the Group’s deferred tax calculations as at 31 December 2010.  The additional change in the main rate of corporation tax from 27 per cent to 26 per cent has resulted in a further reduction in the Group’s net deferred tax asset at 30 June 2011 of £197 million, comprising the £191 million charge included in the income statement and a £6 million charge included in equity.

The proposed further reductions in the rate of corporation tax by 1 per cent per annum to 23 per cent by 1 April 2014 are expected to be enacted separately each year starting in the second half of 2011.  The effect of these further changes upon the Group’s deferred tax balances and leasing business cannot be reliably quantified at this stage.

LLOYDS BANKING GROUP PLC

8.	Earnings (loss) per share
	Half-year to 30 June 2011		Half-year to 30 June 2010		Half–year to 31 Dec 2010

Basic
Profit (loss) attributable to equity shareholders	£31	m	£596	m	£(3,252	)m
Weighted average number of ordinary shares in issue	68,220	m	66,151	m	68,067	m
Earnings (loss) per share	0.0	p	0.9	p	(4.8	)p

Fully diluted
Profit (loss) attributable to equity shareholders	£31	m	£596	m	£(3,252	)m
Weighted average number of ordinary shares in issue	68,908	m	66,425	m	68,067	m
Earnings (loss) per share	0.0	p	0.9	p	(4.8	)p

9.	Trading and other financial assets at fair value through profit or loss
	As at 30 June 2011	As at 31 Dec 2010
	£m	£m

Trading assets	22,291	23,707

Other financial assets at fair value through profit or loss:
Loans and advances to customers	121	325
Debt securities	41,369	41,946
Equity shares	91,400	90,213
	132,890	132,484
Total trading and other financial assets at fair value through profit or loss	155,181	156,191

Included in the above is £130,060 million (31 December 2010: £129,702 million) of assets relating to the insurance businesses.

LLOYDS BANKING GROUP PLC

10.	Derivative financial instruments
	As at 30 June 2011		As at 31 December 2010
	Fair value of assets	Fair value of liabilities	Fair value of assets	Fair value of liabilities
	£m	£m	£m	£m

Hedging
Derivatives designated as fair value hedges	5,046	834	4,972	1,235
Derivatives designated as cash flow hedges	2,455	2,766	2,432	3,163
Derivatives designated as net investment hedges	2	–	2	–
	7,503	3,600	7,406	4,398
Trading and other
Exchange rate contracts	7,993	3,861	8,811	4,551
Interest rate contracts	26,516	26,876	31,131	31,670
Credit derivatives	110	124	256	207
Embedded equity conversion feature	941	–	1,177	–
Equity and other contracts	2,193	1,588	1,996	1,332
	37,753	32,449	43,371	37,760
Total recognised derivative assets/liabilities	45,256	36,049	50,777	42,158

The Group reduces exposure to credit risk by using master netting agreements and by obtaining cash collateral.  Of the derivative assets of £45,256 million at 30 June 2011 (31 December 2010: £50,777 million), £28,008 million (31 December 2010: £31,740 million) are available for offset under master netting arrangements.  These do not meet the criteria under IAS 32 to enable derivative assets to be presented net of these balances.  Of the remaining derivative assets of £17,248 million (31 December 2010: £19,037 million), cash collateral of £3,498 million (31 December 2010: £1,429 million) was held and a further £9,445 million (31 December 2010: £8,385 million) was due from Organisation for Economic Co-operation and Development (OECD) banks.

The embedded equity conversion feature of £941 million (31 December 2010: £1,177 million) reflects the value of the equity conversion feature contained in the Enhanced Capital Notes issued by the Group in 2009; the loss of £236 million arising from the change in fair value in the half-year to 30 June 2011 (half-year to 30 June 2010: gain of £192 million; half-year to 31 December 2010: loss of £812 million) is included within net trading income.

LLOYDS BANKING GROUP PLC

11.	Loans and advances to customers
	As at 30 June 2011	As at 31 Dec 2010
	£m	£m

Agriculture, forestry and fishing	5,674	5,558
Energy and water supply	3,850	3,576
Manufacturing	11,925	11,495
Construction	9,369	7,904
Transport, distribution and hotels	33,752	34,176
Postal and communications	1,554	1,908
Property companies	70,239	78,263
Financial, business and other services	69,942	59,363
Personal:
Mortgages	353,724	356,261
Other	32,452	36,967
Lease financing	8,145	8,291
Hire purchase	6,420	7,208
	607,046	610,970
Allowance for impairment losses on loans and advances (note 12)	(19,203)	(18,373)
Total loans and advances to customers	587,843	592,597

Loans and advances to customers include advances securitised under the Group's securitisation and covered bond programmes.  Further details are given in note 13 on page 109.

12.	Allowance for impairment losses on loans and receivables
	Half-year to 30 June 2011	Half-year to 30 June 2010	Half-year to 31 Dec 2010
	£m	£m	£m

Opening balance	18,951	15,380	17,216
Exchange and other adjustments	693	(97)	209
Advances written off	(4,555)	(3,406)	(3,719)
Recoveries of advances written off in previous years	123	86	130
Unwinding of discount	(112)	(128)	(275)
Charge to the income statement (note 5)	4,457	5,381	5,390
Balance at end of period	19,557	17,216	18,951

In respect of:
Loans and advances to banks	14	94	20
Loans and advances to customers (note 11)	19,203	16,688	18,373
Debt securities (note 14)	340	434	558
Balance at end of period	19,557	17,216	18,951

LLOYDS BANKING GROUP PLC

13.	Securitisations and covered bonds

The Group's principal securitisation and covered bond programmes, together with the balances of the loans subject to these arrangements and the carrying value of the notes in issue, are listed in the table below.

	As at 30 June 2011		As at 31 December 2010
	Gross assets securitised	Notes in issue	Gross assets securitised	Notes in issue
Securitisation programmes	£m	£m	£m	£m

UK residential mortgages	138,443	105,003	146,200	114,428
Commercial loans	12,456	9,925	11,860	8,936
Irish residential mortgages	6,067	6,348	6,007	6,191
Credit card receivables	6,661	4,931	7,327	3,856
Dutch residential mortgages	4,308	4,211	4,526	4,316
Personal loans	–	–	3,012	2,011
PPP/PFI and project finance loans	802	115	776	110
Motor vehicle loans	1,628	1,697	926	975
	170,365	132,230	180,634	140,823
Less held by the Group		(93,664)		(100,081)
Total securitisation programmes (note 18)		38,566		40,742

Covered bond programmes
Residential mortgage-backed	89,085	65,566	93,651	73,458
Social housing loan-backed	3,220	2,192	3,317	2,181
	92,305	67,758	96,968	75,639
Less held by the Group		(28,504)		(43,489)
Total covered bond programmes (note 18)		39,254		32,150

Total securitisation and covered bond programmes		77,820		72,892

Securitisation programmes
Loans and advances to customers and debt securities classified as loans and receivables include loans securitised under the Group's securitisation programmes, the majority of which have been sold by subsidiary companies to bankruptcy remote special purpose entities (SPEs).  As the SPEs are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the SPEs are consolidated fully and all of these loans are retained on the Group's balance sheet, with the related notes in issue included within debt securities in issue.  In addition to the SPEs detailed above, the Group sponsors four conduit programmes: Argento, Cancara, Grampian and Landale.

Covered bond programmes
Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security to issues of covered bonds by the Group.  The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group's balance sheet and the related covered bonds in issue included within debt securities in issue.

Cash deposits of £41,621 million (31 December 2010: £36,579 million) held by the Group are restricted in use to repayment of the debt securities issued by the SPEs, the term advances relating to covered bonds and other legal obligations.

LLOYDS BANKING GROUP PLC

14.	Debt securities classified as loans and receivables

Debt securities classified as loans and receivables comprise:
	As at 30 June 2011	As at 31 Dec 2010
	£m	£m

Asset-backed securities:
Mortgage-backed securities	8,282	11,650
Other asset-backed securities	6,659	12,827
Corporate and other debt securities	920	1,816
	15,861	26,293
Allowance for impairment losses (note 12)	(340)	(558)
Total	15,521	25,735

15.	Available-for-sale financial assets
	As at 30 June 2011	As at 31 Dec 2010
	£m	£m

Asset-backed securities	4,869	9,512
Other debt securities:
Bank and building society certificates of deposit	552	407
Government securities	15,789	12,552
Other public sector securities	37	29
Corporate and other debt securities	7,180	12,132
	23,558	25,120
Equity shares	2,012	2,255
Treasury bills and other bills	2,354	6,068
Total	32,793	42,955

LLOYDS BANKING GROUP PLC

16.	Credit market exposures

The Group’s credit market exposures primarily relate to asset-backed securities exposures held in the Wholesale division.  These exposures are classified as loans and receivables, available-for-sale financial assets or trading and other financial assets at fair value through profit or loss depending on the nature of the investment.

	Loans and receivables	Available- for-sale	Fair value through profit or loss	Net exposure at 30 June 2011	Net exposure at 31 Dec 2010
	£m	£m	£m	£m	£m

Mortgage-backed securities
US residential	4,125	–	–	4,125	4,242
Non-US residential	2,594	2,508	92	5,194	7,898
Commercial	1,456	798	–	2,254	3,516
	8,175	3,306	92	11,573	15,656
Collateralised debt obligations	1,644	531	141	2,316	5,180
Federal family education loan programme student loans (FFELP)	4,026	150	–	4,176	7,777
Personal sector	654	463	–	1,117	3,967
Other asset-backed securities	285	383	12	680	1,035
Total uncovered asset-backed securities	14,784	4,833	245	19,862	33,615
Negative basis1	–	36	169	205	1,109
Total Wholesale asset-backed securities	14,784	4,869	414	20,067	34,724

Direct	10,921	1,850	414	13,185	22,296
Conduits	3,863	3,019	–	6,882	12,428
Total Wholesale asset-backed securities	14,784	4,869	414	20,067	34,724

1	Negative basis means bonds held with separate matching credit default swap (CDS) protection.

Exposures to monolines
At 30 June 2011, the Group had no direct exposure to sub-investment grade monolines on credit default swap (CDS) contracts.  Its exposure to investment grade monolines through CDS contracts was £9 million (gross exposure: £182 million) and through wrapped loans and receivables was £187 million (gross exposure: £288 million).

The exposure to monolines arising from negative basis trades is calculated as the mark-to-market of the CDS protection purchased from the monoline insurer after credit valuation adjustments.  The exposure to monolines on wrapped loans and receivables and bonds is the internal assessment of amounts that will be recovered on interest and principal shortfalls.

In addition, the Group has £1,558 million (31 December 2010: £1,985 million) of monoline wrapped bonds and £267 million (31 December 2010: £425 million) of monoline liquidity commitments on which the Group currently places no reliance on the guarantor.

LLOYDS BANKING GROUP PLC

16.	Credit market exposures (continued)

Credit ratings
An analysis of external credit ratings as at 30 June 2011 of the Wholesale division’s asset-backed security portfolio by asset class is provided below.

Asset class	Net exposure	AAA	AA	A	BBB	BB	B	Below B
	£m	£m	£m	£m	£m	£m	£m	£m
Mortgage-backed securities
US residential
Prime	789	238	403	88	47	11	2	–
Alt-A	3,336	1,587	767	585	311	72	14	–
Sub-prime	–	–	–	–	–	–	–	–
	4,125	1,825	1,170	673	358	83	16	–
Non-US residential	5,194	3,004	949	1,116	54	71	–	–
Commercial	2,254	137	786	835	405	86	–	5
	11,573	4,966	2,905	2,624	817	240	16	5
Collateralised debt obligations	2,316	437	689	530	224	256	148	32
FFELP	4,176	4,072	–	46	40	18	–	–
Personal sector	1,117	805	12	238	62	–	–	–
Other asset-backed securities	680	63	42	253	83	238	–	1
Total uncovered asset-backed securities	19,862	10,343	3,648	3,691	1,226	752	164	38
Negative basis2
Monolines	169	–	169	–	–	–	–	–
Banks	36	36	–	–	–	–	–	–
	205	36	169	–	–	–	–	–
Total as at 30 June 2011	20,067	10,379	3,817	3,691	1,226	752	164	38
Total as at 31 Dec 2010	34,724	20,805	7,310	3,713	1,764	763	147	222

1	Collateralised loan obligations.
2	The external credit rating is based on the bond ignoring the benefit of the CDS.

LLOYDS BANKING GROUP PLC

17.	Customer deposits
	As at 30 June 2011	As at 31 Dec 2010
	£m	£m

Sterling:
Non-interest bearing current accounts	20,370	21,516
Interest bearing current accounts	73,388	73,859
Savings and investment accounts	223,498	215,733
Other customer deposits	49,184	50,414
Total sterling	366,440	361,522
Currency	33,479	32,111
Total	399,919	393,633

Included above are liabilities of £5,013 million (31 December 2010: £11,145 million) in respect of securities sold under repurchase agreements.

18.	Debt securities in issue

	As at 30 June 2011			As at 31 December 2010
	At fair value through profit or loss	At amortised cost	Total	At fair value through profit or loss	At amortised cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	7,485	77,445	84,930	6,665	80,975	87,640
Covered bonds (note 13)	–	39,254	39,254	–	32,150	32,150
Certificates of deposit	–	46,580	46,580	–	42,276	42,276
Securitisation notes (note 13)	–	38,566	38,566	–	40,742	40,742
Commercial paper	–	29,349	29,349	–	32,723	32,723
	7,485	231,194	238,679	6,665	228,866	235,531

LLOYDS BANKING GROUP PLC

19.	Subordinated liabilities

The Group’s subordinated liabilities are comprised as follows:
	As at 30 June 2011	As at 31 Dec 2010
	£m	£m

Preference shares	1,109	1,165
Preferred securities	4,614	4,538
Undated subordinated liabilities	2,048	2,002
Enhanced capital notes	9,174	9,235
Dated subordinated liabilities	18,640	19,292
Total subordinated liabilities	35,585	36,232

The movement in subordinated liabilities during the period was as follows:
£m

At 1 January 2011	36,232
Repurchases and redemptions during the period	(924)
Foreign exchange and other movements	277
At 30 June 2011	35,585

20.	Share capital

Movements in share capital during the period were as follows:
	Number of shares
	(million)	£m

Ordinary shares of 10p each
At 1 January 2011	68,074	6,807
Issued in the period	652	66
At 30 June 2011	68,726	6,873

Limited voting ordinary shares of 10p each
At 1 January and 30 June 2011	81	8
Total share capital		6,881

The shares issued in the period were in respect of employee share schemes.

LLOYDS BANKING GROUP PLC

21.	Reserves
		Other reserves
	Share premium	Available for-sale	Cash flow hedging	Merger and other	Total	Retained profits
	£m	£m	£m	£m	£m	£m

At 1 January 2011	16,291	(285)	(391)	12,251	11,575	9,044
Issue of ordinary shares	250	–	–	–	–	–
Profit for the period	–	–	–	–	–	31
Movement in treasury shares	–	–	–	–	–	(282)
Value of employee services	–	–	–	–	–	331
Change in fair value of available-for-sale assets (net of tax)	–	374	–	–	374	–
Change in fair value of hedging derivatives (net of tax)	–	–	364	–	364	–
Transfers to income statement (net of tax)	–	48	79	–	127	–
Exchange and other	–	–	–	(77)	(77)	–
At 30 June 2011	16,541	137	52	12,174	12,363	9,124

22.	Payment protection insurance

There has been extensive scrutiny of the Payment Protection Insurance (PPI) market in recent years.

In October 2010, the UK Competition Commission confirmed its decision to prohibit the active sale of PPI by a distributor to a customer within seven days of a sale of credit.  This followed the completion of its formal investigation into the supply of PPI services (other than store card PPI) to non-business customers in the UK in January 2009 and a referral of the proposed prohibition to the Competition Appeal Tribunal.  The Competition Commission consulted on the wording of a draft Order to implement its findings from October 2010, and published the final Order on 24 March 2011 which became effective on 6 April 2011.  Following an earlier decision to stop selling single premium PPI products, the Group ceased to offer PPI products to its customers in July 2010.

On 29 September 2009 the FSA announced that several firms had agreed to carry out reviews of past sales of single premium loan protection insurance.  Lloyds Banking Group agreed in principle that it would undertake a review in relation to sales of single premium loan protection insurance made through its branch network since 1 July 2007.  That review will now form part of the ongoing PPI work referred to below.

On 1 July 2008, the Financial Ombudsman Service (FOS) referred concerns regarding the handling of PPI complaints to the Financial Services Authority (FSA) as an issue of wider implication.  On 29 September 2009 and 9 March 2010, the FSA issued consultation papers on PPI complaints handling.  The FSA published its Policy Statement on 10 August 2010, setting out evidential provisions and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by 1 December 2010.

On 8 October 2010, the British Bankers’ Association (BBA), the principal trade association for the UK banking and financial services sector, filed an application for permission to seek judicial review against the FSA and the FOS.  The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008.

LLOYDS BANKING GROUP PLC

22.	Payment protection insurance (continued)

The Judicial Review hearing was held in late January 2011 and on 20 April 2011 judgment was handed down by the High Court dismissing the BBA’s application.  On 9 May 2011, the BBA confirmed that the banks and the BBA did not intend to appeal the judgment.

Since publication of the judgment, the Group has been in discussions with the FSA with a view to seeking clarity around the detailed implementation of the Policy Statement.  As a result, and given the initial analysis that the Group has conducted of compliance with applicable sales standards, which is continuing, the Group has concluded that there are certain circumstances where customer contact and/or redress will be appropriate.  Accordingly the Group made a provision in its income statement in the second half of the year ended 31 December 2010 of £3,200 million in respect of the anticipated costs of such contact and/or redress, including administration expenses.  There are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties of assessing the impact of detailed implementation of the Policy Statement for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.

23.	Contingent liabilities and commitments

Interchange fees
The European Commission has adopted a formal decision finding that an infringement of European Commission competition laws has arisen from arrangements whereby MasterCard issuers charged a uniform fallback interchange fee in respect of cross-border transactions in relation to the use of a MasterCard or Maestro branded payment card.  The European Commission has required that the fee be reduced to zero for relevant cross-border transactions within the European Economic Area.  This decision has been appealed to the General Court of the European Union (the General Court).  Lloyds TSB Bank plc and Bank of Scotland plc (along with certain other MasterCard issuers) have successfully applied to intervene in the appeal in support of MasterCard’s position that the arrangements for the charging of a uniform fallback interchange fee are compatible with European Union competition laws.  The OFT has also intervened in the General Court appeal supporting the European Commission position.  An oral hearing took place on 8 July 2011 but judgment is not expected for six to twelve months.  MasterCard has reached an understanding with the European Commission on a new methodology for calculating intra-European Economic Area multi-lateral interchange fees on an interim basis pending the outcome of the appeal.

Meanwhile, the European Commission is pursuing an investigation with a view to deciding whether arrangements adopted by Visa for the levying of uniform fallback interchange fees in respect of cross-border payment transactions also infringe European Union competition laws.  In this regard Visa reached an agreement with the European Commission to reduce the level of interchange for cross-border debit card transactions to the interim levels agreed by MasterCard.  The UK's OFT has also commenced similar investigations relating to the interchange fees in respect of domestic transactions in relation to both the MasterCard and Visa payment schemes.  The ultimate impact of the investigations on the Group can only be known at the conclusion of these investigations and any relevant appeal proceedings.

LLOYDS BANKING GROUP PLC

23.	Contingent liabilities and commitments (continued)

US sanctions
In January 2009 Lloyds TSB Bank plc announced the settlement it had reached with the US Department of Justice and the New York County District Attorney's Office in relation to their investigations into historic US dollar payment practices involving countries, persons or entities subject to the economic sanctions administered by the US Office of Foreign Assets Control (OFAC).  On 22 December 2009 OFAC announced the settlement it had reached with Lloyds TSB Bank plc in relation to its investigation and confirmed that the settlement sum due to OFAC had been fully satisfied by Lloyds TSB Bank plc’s payment to the Department of Justice and the New York District Attorney’s Office.  No further enforcement actions are expected in relation to the matters set out in the settlement agreements.

On 26 February 2009, a purported shareholder filed a derivative civil action in the Supreme Court of New York, Nassau County against certain current and former directors, and nominally against Lloyds TSB Bank plc and Lloyds Banking Group plc, seeking various forms of relief.  The derivative action is at an early stage and settlement is being discussed and the ultimate outcome is not expected to have a material impact on the Group.

Interbank offered rate setting investigations
Several government agencies in the UK, US and overseas, including the US Commodity Futures Trading Commission, the US SEC, the US Department of Justice and the FSA as well as the European Commission, are conducting investigations into submissions made by panel members to the bodies that set various interbank offered rates.  The Group, and/or its subsidiaries, were (at the relevant time) and remain members of various panels that submit data to these bodies.  The Group has received requests from some government agencies for information and is co-operating with their investigations.  In addition, recently the Group has been named in private purported class action suits in the US with regard to the setting of London interbank offered rates (LIBOR) by members of the LIBOR setting panel.  It is currently not possible to predict the scope and ultimate outcome of the various regulatory investigations or purported private class action suits, including the timing and scale of the potential impact of any investigations and class action suits on the Group.

Financial Services Compensation Scheme (FSCS)
The FSCS is the UK's independent statutory compensation fund for customers of authorised financial services firms and pays compensation if a firm is unable to pay claims against it.  The FSCS is funded by levies on the industry (and recoveries and borrowings where appropriate).  The levies raised comprise both management expenses levies and, where necessary, compensation levies on authorised firms.

Following the default of a number of deposit takers in 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms.  The borrowings with HM Treasury, which total circa £20 billion, are on an interest-only basis until 31 March 2012 and the FSCS and HM Treasury are currently discussing the terms for refinancing these borrowings to take effect from 1 April 2012.

Whilst it is expected that the substantial majority of the principal will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, to the extent that there remains a shortfall, the FSCS will raise compensation levies on all deposit-taking participants.  The amount of any future compensation levies also depends on a number of factors including the level of protected deposits and the population of deposit-taking participants and will be determined at a later date.  As such, although the Group’s share of such compensation levies could be significant, the Group has not recognised a provision in respect of them in these financial statements.

LLOYDS BANKING GROUP PLC

23.	Contingent liabilities and commitments (continued)

Litigation in relation to insurance branch business in Germany
Clerical Medical Investment Group Limited is subject to claims in the German courts, relating to a number of aspects of with-profits policies issued by Clerical Medical but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s.  Where appropriate the Group is defending the claims and any subsequent appeals, including appeals to the Federal Court of Justice.  It is not currently practicable to reliably estimate the potential financial effects, which could be significant, as these can only be known after the final determination of the proceedings, the timing of which remains uncertain.

FSA investigation into Bank of Scotland
As previously disclosed, in 2009 the FSA commenced a supervisory review into HBOS.  The supervisory review has now been superseded as the FSA has commenced enforcement proceedings against Bank of Scotland plc in relation to its Corporate division pre 2009.  The proceedings are ongoing and the Group is co-operating fully.  It is too early to predict the outcome or estimate reliably any potential financial effects of the enforcement proceedings but they are not currently expected to be material.

Other legal actions and regulatory matters
In the course of its business, the Group is engaged in discussions with the FSA in relation to a range of conduct of business matters, including complaints handling, packaged bank accounts, product terms and sales processes.  The Group is keen to ensure that any regulatory concerns regarding the Group’s processes, product governance, sales processes or contract terms are understood and addressed.  The ultimate impact on the Group of these discussions can only be known at the conclusion of such discussions.

In addition, during the ordinary course of business the Group is subject to other threatened and actual legal proceedings (which may include class action lawsuits brought on behalf of customers, shareholders or other third parties), regulatory investigations, regulatory challenges and enforcement actions, both in the UK and overseas.  All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability.  In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required to settle the obligation at the relevant balance sheet date.  In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the case and no provisions are held against such matters.  However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position.

LLOYDS BANKING GROUP PLC

23.	Contingent liabilities and commitments (continued)

Contingent liabilities and commitments arising from the banking business
	As at 30 June 2011	As at 31 Dec 2010
	£m	£m

Contingent liabilities
Acceptances and endorsements	55	48
Other:
Other items serving as direct credit substitutes	1,297	1,319
Performance bonds and other transaction-related contingencies	2,762	2,812
	4,059	4,131
Total contingent liabilities	4,114	4,179

Commitments
Documentary credits and other short-term trade-related transactions	172	255
Forward asset purchases and forward deposits placed	716	887

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	9,360	8,113
Other commitments	58,146	60,528
	67,506	68,641
1 year or over original maturity	41,518	47,515
Total commitments	109,912	117,298

LLOYDS BANKING GROUP PLC

24.	Capital ratios

Capital resources	As at 30 June 2011	As at 31 Dec 2010
	£m	£m

Core tier 1
Shareholders’ equity	44,909	43,725
Regulatory adjustments:
Non-controlling interests	110	317
Regulatory post-retirement benefit adjustments	(625)	(1,052)
Available-for-sale revaluation reserve	(137)	285
Cash flow hedging reserve	(52)	391
Other items	(208)	(11)
	43,997	43,655
Less: deductions from core tier 1
Goodwill and other intangible assets	(4,295)	(4,406)
Excess of expected losses over impairment allowances at 50 per cent	(627)	–
Securitisation positions at 50 per cent	(191)	(214)
Core tier 1 capital	38,884	39,035

Preference share capital1	1,545	1,507
Preferred securities1	4,365	4,338
Less: deductions from tier 1
Material holdings in financial companies at 50 per cent	(233)	(69)
Total tier 1 capital	44,561	44,811

Tier 2
Available-for-sale revaluation reserve in respect of equities	308	462
Undated subordinated debt	1,951	1,968
Eligible provisions	1,506	2,468
Dated subordinated debt	22,806	22,547

Less: deductions from tier 2
Excess of expected losses over impairment allowances at 50 per cent	(627)	–
Securitisation positions at 50 per cent	(191)	(214)
Material holdings in financial companies at 50 per cent	(233)	(69)
Total tier 2 capital	25,520	27,162

Supervisory deductions
Unconsolidated investments – life	(10,113)	(10,042)
Unconsolidated investments – general insurance and other	(2,308)	(3,070)
Total supervisory deductions	(12,421)	(13,112)
Total capital resources	57,660	58,861

Risk-weighted assets	383,267	406,372

Core tier 1 capital ratio	10.1%	9.6%
Tier 1 capital ratio	11.6%	11.0%
Total capital ratio	15.0%	14.5%

1	Covered by grandfathering provisions issued by FSA.

LLOYDS BANKING GROUP PLC

24.	Capital ratios (continued)

Tier 1 capital
Core tier 1 capital has decreased by £151 million mainly due to an increase in excess of expected losses over impairment losses, reflecting the gradual reduction of legacy lending that is subject to very high provision levels and replacement with new lending, partially offset by a decrease in respect of the post-retirement benefits adjustment which is now based on the accounting balance sheet.

Tier 2 capital
Tier 2 capital has decreased in the period by £1,642 million reflecting the increase in excess of expected losses over impairment losses, as noted above, and a reduction in eligible provisions.

Supervisory deductions
Supervisory deductions mainly consist of investments in subsidiary undertakings that are not within the banking group for regulatory purposes.  These investments are primarily the Scottish Widows and Clerical Medical life and pensions businesses together with general insurance business.  Also included within deductions for other unconsolidated investments are investments in non-financial entities that are held by the Group's private equity (including venture capital) businesses.  During the period there has been a decrease in supervisory deductions primarily due to reduced holdings in private equity businesses, and in some cases changes to the level and/or nature of investments resulting in a reclassification as material holdings.

The movements in core tier 1 and total capital in the year are shown below:
	Core tier 1	Total
	£m	£m

At 1 January 2011	39,035	58,861
Profit attributable to ordinary shareholders	31	31
Decrease in regulatory post-retirement benefit adjustments	427	427
Decrease in goodwill and intangible assets deductions	111	111
Increase in excess of expected losses over impairment losses	(627)	(1,254)
Increase in material holding deduction	–	(328)
Decrease in eligible provisions	–	(962)
Decrease in supervisory deductions from total capital	–	691
Other movements	(93)	83
At 30 June 2011	38,884	57,660

LLOYDS BANKING GROUP PLC

24.	Capital ratios (continued)
Risk-weighted assets	As at 30 June 2011	As at 31 Dec 2010
	£m	£m
Divisional analysis of risk-weighted assets:
Retail	109,624	109,254
Wholesale1	176,581	196,164
Commercial1	26,798	26,552
Wealth and International	56,351	58,714
Group Operations and Central items	13,913	15,688
	383,267	406,372

Risk type analysis of risk-weighted assets:
Foundation IRB	98,468	114,490
Retail IRB	106,522	105,475
Other IRB	6,628	14,483
Advanced approach	211,618	234,448
Standardised approach	124,125	124,492
Credit risk	335,743	358,940
Operational risk	31,650	31,650
Market and counterparty risk	15,874	15,782
Total risk-weighted assets	383,267	406,372

1	As explained on page 98, the Group’s Commercial business is now reviewed as a separate segment to Wholesale; comparative figures have been restated accordingly.

Risk-weighted assets decreased by £23,105 million to £383,267 million.  Retail risk-weighed assets remained broadly stable in the period, with the impact of lower lending balances being offset by the impact of a less favourable outlook for house prices compared with the end of 2010.  The reduction in Wholesale risk-weighted assets of £19,583 million primarily reflects the balance sheet reductions including treasury asset sales and the run down in other non-core asset portfolios, but also the impact of subdued corporate lending.  Risk-weighted assets within Wealth and International have reduced as a result of asset run-off, partly offset by foreign exchange movements.

LLOYDS BANKING GROUP PLC

25.	Related party transactions

UK Government
In January 2009, the UK Government through HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer.  As at 30 June 2011, HM Treasury held a 40.2 per cent (31 December 2010: 40.6 per cent) interest in the Company’s ordinary share capital and consequently HM Treasury remained a related party of the Company during the half-year to 30 June 2011.

From 1 January 2011, in accordance with IAS 24 (Revised), UK Government-controlled entities became related parties of the Group.  The Group regards the Bank of England and banks controlled by the UK Government, comprising The Royal Bank of Scotland Group plc, Northern Rock plc, Northern Rock (Asset Management) plc and Bradford & Bingley plc, as related parties.

Since 31 December 2010, the Group has had the following significant transactions with the UK Government or UK Government-related entities:

Government and central bank facilities
During the half-year to 30 June 2011, the Group has participated in HM Treasury’s Credit Guarantee Scheme and the Bank of England’s UK Special Liquidity Scheme.  HM Treasury's Credit Guarantee Scheme charges a commercial fee for the guarantee of new short and medium-term debt issuance; the fee payable to HM Treasury on guaranteed issues is based on a per annum rate of 50 basis points plus the median five-year credit default swap spread.  Further details of the UK Special Liquidity Scheme, including the fees payable to the Bank of England by participants, are available on the Bank of England’s website.

At 30 June 2011 the Group had £37,096 million of debt issued under the aforementioned schemes (31 December 2010: £94,925 million).  The facilities have various maturity dates, the last of which is in the fourth quarter of 2012.  During the half-year to 30 June 2011, the Group repaid £57,829 million under the aforementioned schemes.

Lending commitments
The formal lending commitments entered into in connection with the Group’s proposed participation in the Government Asset Protection Scheme have now expired and in February 2011, the Company (together with Barclays, Royal Bank of Scotland, HSBC and Santander) announced, as part of the ‘Project Merlin’ agreement with HM Treasury, its capacity and willingness to increase business lending (including to small and medium-sized enterprises) during 2011.

Business Growth Fund
In May 2011 the Group agreed, together with The Royal Bank of Scotland plc (and three other non-related parties), to subscribe for shares in the Business Growth Fund plc which is the company created to fulfil the role of the Business Growth Fund as set out in the British Bankers’ Association’s Business Taskforce Report of October 2010.

Other government-related entities
Other than the transactions referred to above, there were no other significant transactions with the UK Government and UK Government-controlled entities (including UK Government-controlled banks) during the period that were not made in the ordinary course of business or that were unusual in their nature or conditions.

Other related party transactions
Except as noted above, other related party transactions for the half-year to 30 June 2011 are similar in nature to those for the year ended 31 December 2010.

LLOYDS BANKING GROUP PLC

26.	Future accounting developments

The following pronouncements will be relevant to the Group but are not applicable for the year ending 31 December 2011 and have not been applied in preparing these condensed interim financial statements.  The full impact of these accounting changes is currently being assessed by the Group.

Effective for the Group for the year ending 31 December 2012
(i)	Amendments to IFRS 7 Financial Instruments Disclosures – Transfers of Financial Assets. Requires additional disclosures in respect of risk exposures arising from transferred financial assets.

(ii)
Amendments to IAS 12 Income Taxes – Deferred Tax: Recovery of Underlying Assets.  Introduces a rebuttable presumption that investment property measured at fair value is recovered entirely through sale and that deferred tax in respect of such investment property is recognised on that basis.

Effective for the Group for the year ending 31 December 2013
(i)
IFRS 9 Financial Instruments.  Replaces those parts of IAS 39 Financial Instruments: Recognition and Measurement relating to the classification, measurement and derecognition of financial assets and liabilities.  Requires financial assets to be classified into two measurement categories, fair value and amortised cost, on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instrument.  The available-for-sale financial asset and held-to-maturity investment categories in the existing IAS 39 will be eliminated.  The requirements for financial liabilities and derecognition are broadly unchanged from IAS 39.

IFRS 9 is the initial stage of the project to replace IAS 39.  Future stages are expected to result in amendments to IFRS 9 to deal with changes to impairment of financial assets measured at amortised cost and hedge accounting.  Although the effective date of IFRS 9 is currently annual periods beginning on or after 1 January 2013, the IASB has not yet finalised the replacement of IAS 39 and is expected to propose changing the effective date of IFRS 9 to annual periods beginning on or after 1 January 2015 to facilitate the adoption of the entire replacement of IAS 39.  Until all stages of the replacement project are complete, it is not possible to determine the overall impact on the financial statements of the replacement of IAS 39.

(ii)
Amendments to IAS 1 Presentation of Financial Statements – Presentation of Items of Other Comprehensive Income.  Requires entities to group items presented in other comprehensive income on the basis of whether they are potentially reclassified to profit or loss subsequently.

(iii)
IFRS 10 Consolidated Financial Statements.  Supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities and establishes principles for the preparation of consolidated financial statements when an entity controls one or more entities.

(iv)
IFRS 11 Joint Arrangements.  Supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers and establishes principles for financial reporting by parties to a joint arrangement.

(v)
IFRS 12 Disclosure of Interests in Other Entities.  Requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

(vi)
IFRS 13 Fair Value Measurement.  The standard defines fair value, sets out a framework for measuring fair value and requires disclosures about fair value measurements and applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements.

LLOYDS BANKING GROUP PLC

26.	Future accounting developments (continued)

(vii)
Amendment to IAS 27 Separate Financial Statements.  Contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity presents separate financial statements.  The standard no longer deals with consolidated financial statements which are dealt with in IFRS 10.

(viii)
Amendment to IAS 28 Investments in Associates and Joint Ventures.  Prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

(ix)
IAS 19 Employee Benefits (Revised).  Prescribes the accounting and disclosure by employers for employee benefits.  Actuarial gains and losses (remeasurements) in respect of defined benefit pension schemes are no longer deferred using the corridor approach and are recognised immediately in other comprehensive income.

27.	Events after the balance sheet date

The Finance (No. 3) Bill 2011, which included the legislation in respect of the Bank Levy, received Royal Assent on 19 July 2011.  Under the legislation, the Group will only become liable to pay the Bank Levy at 31 December 2011 and, as a result, the Group has not accrued for this cost during the first half of 2011.  The Group expects that the cost of the Bank Levy for 2011 will be approximately £260 million.

28.	Condensed consolidating financial information

Lloyds TSB Bank plc (LTSB Bank) is a wholly owned subsidiary of the Company and intends to offer and sell certain securities in the US from time to time utilising a registration statement on Form F-3 filed with the SEC by the Company.  This will be accompanied by a full and unconditional guarantee by the Company.

LTSB Bank intends to utilise an exception provided in Rule 3-10 of Regulation S-X which allows it to not file its financial statements with the SEC.  In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for:

•	The Company on a stand-alone basis as guarantor;
•	LTSB Bank on a stand-alone basis as issuer;
•	Non-guarantor subsidiaries of the Company and non-guarantor subsidiaries of LTSB Bank on a combined basis (Subsidiaries);
•	Consolidation adjustments; and
•	Lloyds Banking Group’s consolidated amounts (the Group)

Under IAS 27, the Company and LTSB Bank account for investments in their subsidiary undertakings at cost less impairment.  Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase/(decrease) the result for the period of the Company and LTSB Bank in the information below by £257 million and £(1,226) million, respectively, for the half-year to 30 June 2011; £772 million and £(330) million for the half-year to 30 June 2010; and £(2,629) million and £698 million for the half-year to 31 December 2010.  The net assets of the Company and LTSB Bank in the information below would also be increased by £7,511 million and £6,807 million, respectively, at 30 June 2011; and £6,464 million and £7,495 million at 31 December 2010.

LLOYDS BANKING GROUP PLC

28.	Condensed consolidating financial information (continued)

Income statements

For the half-year ended 30 June 2011	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net interest (expense) income	(7)	1,722	4,842	(568)	5,989
Other income	(286)	4,496	8,356	(2,352)	10,214
Total income	(293)	6,218	13,198	(2,920)	16,203
Insurance claims	–	–	(5,349)	–	(5,349)
Total income, net of insurance claims	(293)	6,218	7,849	(2,920)	10,854
Operating expenses	(21)	(3,338)	(3,219)	150	(6,428)
Trading surplus	(314)	2,880	4,630	(2,770)	4,426
Impairment	–	(1,579)	(4,246)	1,334	(4,491)
Share of results of joint ventures and associates	–	–	9	5	14
(Loss) profit before tax	(314)	1,301	393	(1,431)	(51)
Taxation	88	236	(188)	(27)	109
(Loss) profit for the period	(226)	1,537	205	(1,458)	58
For the half-year ended 30 June 2010	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net interest (expense) income	(48)	2,070	5,276	(260)	7,038
Other income	(9)	2,097	6,884	(230)	8,742
Total income	(57)	4,167	12,160	(490)	15,780
Insurance claims	–	–	(3,189)	–	(3,189)
Total income, net of insurance claims	(57)	4,167	8,971	(490)	12,591
Operating expenses	(19)	(2,442)	(3,354)	4	(5,811)
Trading surplus	(76)	1,725	5,617	(486)	6,780
Impairment	–	(1,328)	(5,755)	1,660	(5,423)
Share of results of joint ventures and associates	–	–	(61)	–	(61)
(Loss) profit before tax	(76)	397	(199)	1,174	1,296
Taxation	(100)	77	(174)	(433)	(630)
(Loss) profit for the period	(176)	474	(373)	741	666

LLOYDS BANKING GROUP PLC

28.	Condensed consolidating financial information (continued)

Income statements (continued)

For the half-year ended 31 December 2010	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net interest (expense) income	(43)	1,766	4,263	(478)	5,508
Other income	(823)	1,578	21,050	374	22,179
Total income	(866)	3,344	25,313	(104)	27,687
Insurance claims	–	–	(15,348)	26	(15,322)
Total income, net of insurance claims	(866)	3,344	9,965	(78)	12,365
Operating expenses	(19)	(4,800)	(5,953)	113	(10,659)
Trading surplus	(885)	(1,456)	4,012	35	1,706
Impairment	–	(1,127)	(5,508)	1,106	(5,529)
Share of results of joint ventures and associates	–	–	(31)	4	(27)
Loss on sale of businesses	–	–	8	(373)	(365)
(Loss) profit before tax	(885)	(2,583)	(1,519)	772	(4,215)
Taxation	262	646	183	(136)	955
(Loss) profit for the period	(623)	(1,937)	(1,336)	636	(3,260)

LLOYDS BANKING GROUP PLC

28.	Condensed consolidating financial information (continued)

Balance sheets

At 30 June 2011	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	–	52,730	2,510	–	55,240
Items in course of collection from banks	–	1,047	345	–	1,392
Trading and other financial assets at fair value through profit or loss	–	5,170	150,382	(371)	155,181
Derivative financial instruments	1,462	21,358	27,965	(5,529)	45,256
Loans and receivables:
Loans and advances to banks	–	163,291	179,259	(314,380)	28,170
Loans and advances to customers	6,164	250,778	413,970	(83,069)	587,843
Debt securities	–	638	36,055	(21,172)	15,521
	6,164	414,707	629,284	(418,621)	631,534
Available-for-sale financial assets	3,199	21,046	16,718	(8,170)	32,793
Held-to-maturity investments	–	7,842	–	–	7,842
Investment properties	–	–	6,441	–	6,441
Investments in joint ventures and associates	–	6	421	–	427
Goodwill	–	–	2,872	(856)	2,016
Value of in-force business	–	–	6,146	1,336	7,482
Other intangible assets	–	146	246	2,865	3,257
Tangible fixed assets	–	1,600	6,230	44	7,874
Current tax recoverable	99	834	541	(916)	558
Deferred tax assets	3	3,403	4,608	(2,892)	5,122
Retirement benefit assets	–	584	189	72	845
Investment in subsidiary undertakings	38,194	40,033	–	(78,227)	–
Other assets	969	2,021	14,208	(1,507)	15,691
Total assets	50,090	572,527	869,106	(512,772)	978,951

LLOYDS BANKING GROUP PLC

28.	Condensed consolidating financial information (continued)

Balance sheets (continued)

At 30 June 2011	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Equity and liabilities

Liabilities
Deposits from banks	–	120,947	231,633	(321,286)	31,294
Customer deposits	7,843	231,079	234,186	(73,189)	399,919
Items in course of transmission to banks	–	505	807	–	1,312
Trading and other financial liabilities at fair value through profit or loss	–	12,445	14,845	–	27,290
Derivative financial instruments	–	19,171	22,354	(5,476)	36,049
Notes in circulation	–	–	1,048	–	1,048
Debt securities in issue	532	127,330	124,416	(21,084)	231,194
Liabilities arising from insurance contracts and participating investment contracts	–	–	80,290	(16)	80,274
Liabilities arising from non-participating investment contracts	–	–	52,823	–	52,823
Unallocated surplus within insurance businesses	–	–	649	–	649
Other liabilities	62	4,758	27,855	(1,776)	30,899
Retirement benefit obligations	–	307	236	(143)	400
Current tax liabilities	–	24	1,029	(948)	105
Deferred tax liabilities	–	2	1,326	(916)	412
Other provisions	–	2,362	1,732	58	4,152
Subordinated liabilities	4,255	14,787	30,770	(14,227)	35,585
Total liabilities	12,692	533,717	825,999	(439,003)	933,405

Equity
Shareholders’ equity	37,398	38,810	42,458	(73,757)	44,909
Minority interests	–	–	649	(12)	637
Total equity	37,398	38,810	43,107	(73,769)	45,546
Total equity and liabilities	50,090	572,527	869,106	(512,772)	978,951

LLOYDS BANKING GROUP PLC

28.	Condensed consolidating financial information (continued)

Balance sheets (continued)

At 31 December 2010	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	–	35,585	2,530	–	38,115
Items in course of collection from banks	–	997	371	–	1,368
Trading and other financial assets at fair value through profit or loss	–	4,587	151,710	(106)	156,191
Derivative financial instruments	1,664	21,322	31,739	(3,948)	50,777
Loans and receivables:
Loans and advances to banks	–	152,596	159,888	(282,212)	30,272
Loans and advances to customers	5,821	251,173	415,914	(80,311)	592,597
Debt securities	–	1,479	48,676	(24,420)	25,735
	5,821	405,248	624,478	(386,943)	648,604
Available-for-sale financial assets	3,103	24,951	23,050	(8,149)	42,955
Held-to-maturity investments	–	7,905	–	–	7,905
Investment properties	–	–	5,997	–	5,997
Investments in joint ventures and associates	–	6	429	(6)	429
Goodwill	–	–	2,864	(848)	2,016
Value of in-force business	–	–	6,020	1,347	7,367
Other intangible assets	–	118	224	3,154	3,496
Tangible fixed assets	–	1,531	7,519	(860)	8,190
Current tax recoverable	109	828	394	(710)	621
Deferred tax assets	6	3,233	4,586	(2,797)	5,028
Retirement benefit assets	–	530	152	54	736
Investment in subsidiary undertakings	38,194	40,155	–	(78,349)	–
Other assets	1,040	1,243	11,582	(1,222)	12,643
Total assets	49,937	548,239	873,645	(479,383)	992,438

LLOYDS BANKING GROUP PLC

28.	Condensed consolidating financial information (continued)

Balance sheets (continued)

At 31 December 2010	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Equity and liabilities

Liabilities
Deposits from banks	–	118,337	220,725	(288,699)	50,363
Customer deposits	7,988	223,812	232,106	(70,273)	393,633
Items in course of transmission to banks	–	506	296	–	802
Trading and other financial liabilities at fair value through profit or loss	–	11,268	15,494	–	26,762
Derivative financial instruments	–	20,260	26,154	(4,256)	42,158
Notes in circulation	–	–	1,074	–	1,074
Debt securities in issue	549	115,122	137,591	(24,396)	228,866
Liabilities arising from insurance contracts and participating investment contracts	–	–	80,750	(21)	80,729
Liabilities arising from non-participating investment contracts	–	–	51,363	–	51,363
Unallocated surplus within insurance businesses	–	–	643	–	643
Other liabilities	65	3,800	26,976	(1,145)	29,696
Retirement benefit obligations	–	292	207	(76)	423
Current tax liabilities	–	19	867	(737)	149
Deferred tax liabilities	–	–	940	(693)	247
Other provisions	–	2,189	2,445	98	4,732
Subordinated liabilities	4,074	15,574	30,870	(14,286)	36,232
Total liabilities	12,676	511,179	828,501	(404,484)	947,872

Equity

Shareholders’ equity	37,261	37,060	44,303	(74,899)	43,725
Non-controlling interests	–	–	841	–	841
Total equity	37,261	37,060	45,144	(74,899)	44,566
Total equity and liabilities	49,937	548,239	873,645	(479,383)	992,438

LLOYDS BANKING GROUP PLC

28.	Condensed consolidating financial information (continued)

Cash flow statements

For the half-year ended 30 June 2011	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net cash provided by (used in) operating activities	479	14,020	(5,074)	(487)	8,938

Purchase of financial assets	–	(8,395)	(5,801)	–	(14,196)
Proceeds from sale and maturity of financial assets	–	12,272	12,118	–	24,390
Purchase of fixed assets	–	(317)	(1,037)	–	(1,354)
Proceeds from sale of fixed assets	–	27	686	–	713
Acquisition of businesses, net of cash disposed	–	–	(8)	–	(8)
Disposal of businesses, net of cash disposed	–	–	238	–	238
Net cash provided by investing activities	–	3,587	6,196	–	9,783

Dividends paid to non-controlling interests	–	–	(22)	–	(22)
Interest paid on subordinated liabilities	–	(405)	(833)	8	(1,230)
Repayment of subordinated liabilities	–	(832)	(92)	–	(924)
Change in non-controlling interests	–	–	(10)	–	(10)
Net cash (used in) provided by financing activities	–	(1,237)	(957)	8	(2,186)
Effects of exchange rate changes on cash and cash equivalents	–	9	1	–	10
Change in cash and cash equivalents	479	16,379	166	(479)	16,545
Cash and cash equivalents at beginning of period	375	40,389	21,911	(375)	62,300
Cash and cash equivalents at end of period	854	56,768	22,077	(854)	78,845

LLOYDS BANKING GROUP PLC

28.	Condensed consolidating financial information (continued)

Cash flow statements (continued)

For the half-year ended 30 June 2010	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net cash provided by (used in) operating activities	(822)	16,538	(4,805)	654	11,565

Purchase of financial assets	–	(8,771)	(8,750)	–	(17,521)
Proceeds from sale and maturity of financial assets	–	4,692	13,863	–	18,555
Purchase of fixed assets	–	(117)	(942)	–	(1,059)
Proceeds from sale of fixed assets	–	5	923	–	928
Additional capital injections to subsidiaries	–	(39)	–	39	–
Capital repayments by subsidiaries	850	–	–	(850)	–
Acquisition of businesses, net of cash acquired	–	–	(7)	–	(7)
Disposal of businesses, net of cash disposed	–	–	239	–	239
Capital lending to subsidiaries	(876)	–	–	876	–
Net cash (used in) provided by investing activities	(26)	(4,230)	5,326	65	1,135

Dividends paid to non-controlling interests	–	–	(8)	–	(8)
Proceeds from issue of debt securities	–	–	–	–	–
Repayment of debt securities in issue	(350)	–	–	350	–
Interest paid on subordinated liabilities	–	(499)	(677)	129	(1,047)
Proceeds from issue of subordinated liabilities	–	1,968	–	–	1,968
Change in non-controlling interests	–	–	(5)	–	(5)
Net cash (used in) provided by financing activities	(350)	1,469	(690)	479	908
Effects of exchange rate changes on cash and cash equivalents	–	14	167	–	181
Change in cash and cash equivalents	(1,198)	13,791	(2)	1,198	13,789
Cash and cash equivalents at beginning of period	2,837	42,207	23,483	(2,837)	65,690
Cash and cash equivalents at end of period	1,639	55,998	23,481	(1,639)	79,479

LLOYDS BANKING GROUP PLC

28.	Condensed consolidating financial information (continued)

Cash flow statements (continued)

For the half-year ended 31 December 2010	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net cash provided by (used in) operating activities	(1,264)	(1,808)	(7,660)	(2,870)	(13,602)

Purchase of financial assets	–	(23,868)	(10,076)	4,575	(29,369)
Proceeds from sale and maturity of financial assets	–	10,139	18,090	(785)	27,444
Purchase of fixed assets	–	(458)	(1,699)	–	(2,157)
Proceeds from sale of fixed assets	–	2	424	–	426
Additional capital injections to subsidiaries	–	(180)	–	180	–
Acquisition of businesses, net of cash acquired	–	–	(84)	18	(66)
Disposal of businesses, net of cash disposed	–	18	189	(18)	189
Capital lending to subsidiaries	(549)	–	–	549	–
Net cash (used in) provided by investing activities	(549)	(14,347)	6,844	4,519	(3,533)

Dividends paid to non-controlling interests	–	–	(39)	–	(39)
Proceeds from issue of debt securities	549	–	–	(549)	–
Interest paid on subordinated liabilities	–	(373)	(686)	164	(895)
Proceeds from issue of subordinated liabilities	–	1,269	–	–	1,269
Repayment of subordinated liabilities	–	(353)	(331)	–	(684)
Change in non-controlling interests	–	–	7	–	7
Net cash (used in) provided by financing activities	549	543	(1,049)	(385)	(342)
Effects of exchange rate changes on cash and cash equivalents	–	3	295	–	298
Change in cash and cash equivalents	(1,264)	(15,609)	(1,570)	1,264	(17,179)
Cash and cash equivalents at beginning of period	1,639	55,998	23,481	(1,639)	79,479
Cash and cash equivalents at end of period	375	40,389	21,911	(375)	62,300

LLOYDS BANKING GROUP PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc

By:	/s/ T Tookey
	Name:	Tim J.W. Tookey
	Title:	Group Finance Director

	Dated:	12 August 2011